Form 10-K, Exhibit 13
period 1999-12-31
TSI INTERNATIONAL SOFTWARE LTD
filed 2000-03-30
CIK 1039276

                                                                      Exhibit 13

                        TSI INTERNATIONAL SOFTWARE LTD
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  Page
                                                                 ------
Independent Auditors' Report                                       F-2

Balance Sheets as of December 31, 1999 and 1998                    F-3

Statements of Operations for the years ended
     December 31, 1999, 1998 and 1997                              F-4

Statements of Stockholders' Equity (Deficit) as
     of December 31, 1999, 1998 and 1997                           F-5

Statements of Cash Flows for the years
     ended December 31, 1999, 1998 and 1997                        F-7

Notes to Consolidated Financial Statements                         F-9

                         Independent Auditors' Report


The Board of Directors
TSI International Software Ltd.:


We have audited the accompanying consolidated balance sheets of TSI International Software Ltd. and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TSI International Software Ltd. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

/KPMG/

New York, New York
February 2, 2000

                        TSI INTERNATIONAL SOFTWARE LTD.
                          CONSOLIDATED BALANCE SHEETS

                                                                                        December 31,
                                                                                 ---------------------------
                                                                                     1999           1998
                                                                                 -------------  ------------
ASSETS:
Current assets:
Cash                                                                             $  9,237,100   $15,132,700
Investments in marketable securities                                                5,648,400    32,812,100
Accounts receivable, less allowances of
     $1,766,400 and $1,897,900                                                     38,270,500    17,965,500
Current portion of investment in licensing
     contracts receivable, net of unearned
     finance income of  $49,600 and $68,100                                           341,600       522,000

Prepaid expenses and other current assets                                           2,642,900       729,400
Deferred tax assets                                                                10,378,700     2,695,100
                                                                                 ------------   -----------

Total current assets                                                               66,519,200    69,856,800

Furniture, fixtures and equipment, net                                              6,516,700     2,699,400
Intangible assets, net                                                            153,227,700     5,155,400
Investment in licensing contracts receivable, net of
     unearned finance income of $39,000 and $51,100                                   187,500       271,300
Other assets                                                                          364,300       204,400
                                                                                 ------------   -----------

Total assets                                                                     $226,815,400   $78,187,300
                                                                                 ============   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                 $  3,936,700   $ 1,546,700
Accrued expenses                                                                    8,175,800     6,479,900
Current portion of deferred revenue                                                14,737,700     8,088,000
                                                                                 ------------   -----------

Total current liabilities                                                          26,850,200    16,114,600

Other long-term liabilities                                                                --        17,500
Long-term deferred tax liability                                                   12,253,500            --
Deferred revenue, less current portion                                                 58,600       156,400
                                                                                 ------------   -----------

Total liabilities                                                                  39,162,300    16,288,500
                                                                                 ------------   -----------

Stockholders' equity:
Convertible preferred stock: $.01 par value;
   authorized 5,000,000 shares, no shares
   issued and outstanding                                                                  --            --
Common Stock:  $.01 par value; authorized
     70,000,000 shares; issued 27,834,350 shares and
     22,283,138 shares                                                                278,200       222,800
Additional paid-in capital                                                        205,420,900    63,845,000
Deferred compensation                                                                (883,200)   (1,430,500)
Accumulated deficit                                                               (16,667,800)     (400,200)
Cumulative translation adjustment                                                    (495,000)     (338,300)
                                                                                 ------------   -----------

Total stockholders' equity                                                        187,653,100    61,898,800
                                                                                 ------------   -----------

Total liabilities and stockholders' equity                                       $226,815,400   $78,187,300
                                                                                 ============   ===========

See accompanying notes to consolidated financial statements.

                        TSI INTERNATIONAL SOFTWARE LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                   Years ended December 31,
                                                         ---------------------------------------------
                                                             1999              1998          1997
                                                         -------------    ------------    ------------
Revenues:
Software Licensing                                       $  56,819,500    $ 29,104,700    $ 14,602,400
Service, maintenance and other                              41,805,100      16,211,400      12,067,300
                                                         -------------    ------------    ------------
     Total revenues                                         98,624,600      45,316,100      26,669,700

Cost of revenues
Software Licensing                                           1,285,700       1,481,900         778,100
Service, maintenance and other                              21,370,800       5,407,200       2,490,000
                                                         -------------    ------------    ------------
     Total cost of revenues                                 22,656,500       6,889,100       3,268,100
                                                         -------------    ------------    ------------
Gross Profit                                                75,968,100      38,427,000      23,401,600
                                                         -------------    ------------    ------------

Operating expenses:
Product development                                         15,275,500       5,699,000       4,461,800
Selling and marketing                                       41,187,200      22,032,500      13,095,100
General and administration                                   9,299,500       5,928,800       3,791,600
Amortization of intangibles                                 27,689,200         303,300              --
                                                         -------------    ------------    ------------

     Total operating expenses                               93,451,400      33,963,600      21,348,500
                                                         -------------    ------------    ------------
     Operating income                                      (17,483,300)      4,463,400       2,053,100

Borrowing expenses                                                  --         (10,900)       (185,800)
Investment income                                              987,900       2,025,400         688,300
                                                         -------------    ------------    ------------

Income before income taxes                                 (16,495,400)      6,477,900       2,555,600
Provision for (benefit from) income taxes                     (227,800)       (678,900)         76,000
                                                         -------------    ------------    ------------

Net income (loss)                                        $ (16,267,600)   $  7,156,800    $  2,479,600
                                                         =============    ============    ============
Net income (loss) per share
     Basic                                               $        (.64)   $        .35    $        .21
                                                         =============    ============    ============
     Diluted                                             $        (.64)   $        .30    $        .14
                                                         =============    ============    ============

Average shares outstanding
     Basic                                                  25,376,443      20,299,006      11,833,986
                                                         =============    ============    ============
     Diluted                                                25,376,443      23,815,608      17,133,522
                                                         =============    ============    ============

See accompanying notes to consolidated financial statements.

                                                                     (Continued)

                       TSI INTERNATIONAL SOFTWARE, LTD.
                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)



                                           Covertibible Preferred                                Additional
                                           ----------------------                                  Paid in       Deferred
                                                   Stock                 Common Stock              Capital     Compensation
                                                   -----                 ------------              -------     ------------
                                                           Par                        Par
                                            Shares        Value      Shares           Value
                                            ------        -----      ------           -----
Balance at December 31, 1996                860,969        8,600    6,000,000        60,000        7,858,800          --
Net income                                       --           --           --            --               --          --
Currency translation adjustment                  --           --           --            --               --          --

Total comprehensive income                       --           --           --            --               --          --
Issuance of Series E preferred stock, net    50,000          500           --            --          992,900          --
Net proceeds from initial
 Public offering                                 --           --    6,000,000        60,000       24,212,300          --
Conversion of preferred stock              (910,969)      (9,100)   5,519,430        55,100          (46,000)         --
Exercise of warrants                             --           --      593,654         6,000           (6,000)         --
Stock option exercises                           --           --           --            --           (4,200)         --
Options issued under incentive plans             --           --           --            --          261,000    (261,000)
Amortization of deferred compensation            --           --           --            --               --      35,900
                                           -----------------------------------------------------------------------------
Balance at December 31, 1997                     --           --   18,113,084       181,100       33,268,800    (225,100)
Net income                                       --           --           --            --               --          --
Currency translation adjustment                  --           --           --            --               --          --

Total comprehensive income                       --           --           --            --               --          --
Stock option exercises                           --           --      183,460         1,800           91,200          --
Purchases under employee stock plan              --           --      198,688         2,000          971,800          --
Net proceeds from secondary offering             --           --    2,853,300        28,600       25,349,600          --
Exercise of warrants                             --           --      866,762         8,600          756,000          --
Shares issued in connection
 with SCP acquisition                            --           --       67,844           700        1,199,300          --
Options issued under Incentive plans             --           --           --            --        1,270,600  (1,270,600)
Amortization of deferred compensation            --           --           --            --               --      65,200
Tax benefit of options exercised                 --           --           --            --          937,700          --
                                           -----------------------------------------------------------------------------

                                                             Other
                                             Retained    Comprehensive
                                             Earnings        Income            Treasury Stock              Total
                                             --------        ------            --------------              -----
                                                                             Shares       Value
                                                                             ------       -----
Balance at December 31, 1996               (10,036,600)     (119,500)      (226,956)      (65,000)       (2,293,700)
Net income                                   2,479,600            --             --            --         2,479,600
Currency translation adjustment                     --       (79,800)            --            --           (79,800)
                                                                                                          ---------
Total comprehensive income                          --            --             --            --         2,399,800
                                                                                                          ---------
Issuance of Series E preferred stock, net           --            --             --            --           993,400
Net proceeds from initial
 Public offering                                    --            --             --            --        24,272,300
Conversion of preferred stock                       --            --             --            --                --
Exercise of warrants                                --            --             --            --                --
Stock option exercises                              --            --         22,000        12,900             8,700
Options issued under incentive plans                --            --             --            --                --
Amortization of deferred compensation               --            --             --            --            35,900
                                           ------------------------------------------------------------------------
Balance at December 31, 1997                (7,557,000)     (199,300)      (204,956)      (52,100)       25,416,400
Net income                                   7,156,800            --             --            --         7,156,800
Currency translation adjustment                     --      (139,000)            --            --          (139,000)
                                                                                                          ---------
Total comprehensive income                          --            --             --            --         7,017,800
Stock option exercises                              --            --        146,952        37,300           130,300
Purchases under employee stock plan                 --            --         58,004        14,800           988,600
Net proceeds from secondary offering                --            --             --            --        25,378,200
Exercise of warrants                                --            --             --            --           764,600
Shares issued in connection
 with SCP acquisition                               --            --             --            --         1,200,000
Options issued under Incentive plans                --            --             --            --                --
Amortization of deferred compensation               --            --             --            --            65,200
Tax benefit of options exercised                    --            --             --            --           937,700
                                           ------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                                Convertible Preferred                                 Additional
                                                ---------------------                                   Paid in          Deferred
                                                        Stock              Common Stock                 Capital        Compensation
                                                        -----              ------------                 -------        ------------
                                                              Par                        Par
                                                  Shares     Value       Shares         Value
                                                  ------     -----       ------         -----
Balance at December 31, 1998                       --          --       22,283,138       222,800       63,845,000      (1,430,500)
Net loss                                           --          --               --            --               --              --
Currency translation adjustment                    --          --               --            --               --              --
Total comprehensive income                         --          --               --            --               --              --

Stock option exercises                             --          --          980,767         9,700        2,807,200              --
Purchases under employee stock plan                --          --          117,859         1,200        1,267,400              --
Exercise of warrants on a net basis                --          --          455,412         4,500           (4,500)             --
Shares and options issued in
   connection with Braid acquisition               --          --        2,207,258        22,100       75,685,400              --
Shares issued in connection with Novera
   acquisition                                     --          --        1,789,916        17,900       56,134,900              --
Amortization of deferred compensation              --          --               --            --               --         547,300
Tax benefit of options exercised                   --          --               --            --        5,685,500              --
                                                ---------------------------------------------------------------------------------
Balance at December 31, 1999                       --          --       27,834,350       278,200      205,420,900        (883,200)
                                                                        ==========       =======      ===========       =========

                                                                 Other
                                                 Retained     Comprehensive
                                                 Earnings        Income            Treasury Stock           Total
                                                 --------        ------            --------------           -----
                                                                                   Share     Value
                                                                                   -----     -----
Balance at December 31, 1998                    (400,200)        (338,300)           --        --         61,898,800
Net loss                                     (16,267,600)              --            --        --        (16,267,600)
Currency translation adjustment                       --         (156,700)           --        --           (156,700)
                                                                                                          ----------
Total comprehensive income                            --               --            --        --        (16,424,300)
                                                                                                          ----------
Stock option exercises                                --               --            --        --          2,816,900
Purchases under employee stock plan                   --               --            --        --          1,268,600
Exercise of warrants on a net basis                   --               --            --        --                 --
Shares and options issued in
   connection with Braid acquisition                  --               --            --        --         75,707,500
Shares issued in connection with Novera
   acquisition                                        --               --            --        --         56,152,800
Amortization of deferred compensation                 --               --            --        --            547,300
Tax benefit of options exercised                      --               --            --        --          5,685,500
                                             -----------------------------------------------------------------------
Balance at December 31, 1999                (16,667,800)         (495,000)                               187,653,100
                                             ==========           =======                                ===========

See accompanying notes to consolidated financial statements.

                        TSI International Software Ltd.
                     Consolidated Statements of Cash Flows

                                                                             Years ended December 31,
                                                              -----------------------------------------------------
                                                                    1999               1998              1997
                                                              ----------------   ----------------  ----------------
Cash flows from operating activities:
    Net income (loss)                                        $     (16,267,600)         7,156,800         2,479,600
    Adjustments to reconcile net income (loss) to
       Net cash provided by operating activities:
         Depreciation and amortization                              30,020,900          1,129,500           623,300
         Amortization of deferred compensation                         547,300             65,200            35,900
         Provision for losses on accounts receivable                  (604,400)           837,800           281,400
         Deferred taxes                                             (3,857,800)        (1,417,600)               --
         Changes in operating assets and liabilities:
            Accounts receivable                                    (15,783,200)       (10,734,000)       (3,848,600)
            Investment in licensing contracts receivable               264,300            306,600           193,700
            Prepaid expenses and other current assets                  (21,500)            15,600          (357,000)
            Other assets                                              (160,700)            48,100          (129,300)
            Accounts payable                                          (105,300)           946,500           (94,600)
            Accrued expenses                                        (4,856,800)         3,837,700           736,900
            Deferred revenue                                         2,419,200          3,545,000          (116,800)
                                                              ----------------   ----------------  ----------------
               Net cash provided (used) by
                  operating activities                              (8,405,600)         5,737,200          (195,500)
                                                              ----------------   ----------------  ----------------
Cash used by investing activities:
    Purchase of furniture, fixtures and equipment                   (4,563,100)        (1,802,200)         (876,200)
    Acquisitions, net of cash acquired                             (22,836,100)        (4,653,300)               --
    Net sales (purchases) of marketable securities                  27,163,700        (22,316,200)      (10,490,500)
    Other                                                             (473,800)                --                --
                                                              ----------------   ----------------  ----------------
               Net cash used by investing activities                  (709,300)       (28,771,700)      (11,366,700)
                                                              ----------------   ----------------  ----------------

Cash flows from financing activities:
    Net proceeds from public offerings                                      --         25,378,200        24,272,300
    Issuance of Preferred Stock                                             --                 --           993,400
    Net borrowings (repayments) under revolving
       line of credit                                                       --                 --        (2,790,100)
    Repayment of long-term debt                                        (73,700)                --                --
    Exercise of warrants                                                    --            764,600                --
    Payments under capital leases                                       (5,100)           (10,500)          (55,100)
    Proceeds from exercise of stock options                          2,816,900            130,300             8,700
    Proceeds from employee stock plan                                1,268,600            988,600                --
                                                              ----------------   ----------------  ----------------
            Net cash provided by financing activities                4,006,700         27,251,200        22,429,200
                                                              ----------------   ----------------  ----------------
Effect of exchange rate changes on cash                               (787,400)             3,500             4,200
                                                              ----------------   ----------------  ----------------
            Net change in cash                                      (5,895,600)         4,220,200        10,871,200
Cash at beginning of period                                         15,132,700         10,912,500            41,300
                                                              ----------------   ----------------  ----------------

Cash at end of period                                        $       9,237,100 $       15,132,700 $      10,912,500
                                                              ================   ================  ================

Supplemental information:
    Cash paid for:
       Interest                                              $              -- $               -- $         171,500
       Income taxes                                                  2,360,023            615,517            42,200

Non-cash investing and financing activities:
    Acquisition of equipment under capital leases            $              -- $               -- $          30,000
    Conversion of preferred stock to common stock                           --                 --             9,100
    Net exercise of warrants                                             4,500                500             3,000
    Issuance of stock and stock options in connection
     with acquisitions                                             131,848,135          1,200,000                --


See accompanying notes to consolidated financial statements

TSI INTERNATIONAL SOFTWARE, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Summary of Significant Accounting Policies

The Company

TSI International Software Ltd. and its consolidated subsidiaries (collectively referred to herein as "TSI" or the "Company") develops, markets, licenses, and supports computer software and related services which allow organizations to integrate their business applications within the enterprise and with outside business partners. The Company's customers are located primarily throughout the United States and Western Europe and represent a broad range of industries.

(a)  Principles of Consolidation

The consolidated financial statements include the accounts of TSI International Software Ltd. and all subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

(b)  Revenue Recognition

In October 1997, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 97-2 (SOP 97-2),"Software Revenue Recognition" which superseded SOP 91-1 and provides guidance on generally accepted accounting principles for recognizing revenue on software transactions. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP 97-2, the determination of fair value is based on objective evidence, which is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered.

SOP 97-2 was amended in February 1998 by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" and was amended again in December 1998 by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions." Those amendments deferred and then clarified, respectively, the specification of what was considered vendor specific objective evidence of fair value for the various elements in a multiple element arrangement. The Company adopted the provisions of SOP 97-2 and SOP 98-4 as of January 1, 1998. The adoption has not had a material impact on the Company's results of operations, financial position or cash flows for the years ended December 31, 1999 or 1998. SOP 98-9 is effective beginning January 1, 2000.
The adoption of the provisions of this statement is not expected to have a material impact on the Company's operating results, financial position or cashflows.

Software licensing revenues are recognized based upon the following four criteria: persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, and the fee is collectible. License revenues arising from agreements involving the sale of licenses and services that are essential to the functionality of the software being delivered are accounted for under the percentage of completion method and are recognized in direct proportion to the services delivered and to be delivered under the agreements.

For multiple element arrangements, SOP 97-2 specifies that the license fee should be allocated to the separate elements based on vendor-specific objective evidence of fair values. The Company maintains multiple-element software arrangements which include explicit rights to post contract customer support ("PCS"). In these arrangements, the total fees are allocated among the elements based on vendor-specific objective evidence of fair value. The fair value of PCS is determined by reference to the price the customer would be required to pay when it is sold separately. The portion of the fee allocated to PCS is recognized as revenue on a straight-line basis over the term of the PCS arrangement. Additionally, the Company maintains certain arrangements which include both software and service elements, other than PCS-related services. These services may include training, installation, or consulting. Consulting services often include implementation support or the customization or modification of licensed software. In multiple element arrangements in which significant modifications or additions to off-the-shelf software are necessary to meet the customer's purpose, the entire arrangement (software and services) is accounted for on a percentage of completion basis in direct proportion to the services provided.

Maintenance contract revenues are recognized ratably over the terms of the contracts, which are generally for one year. The unrecognized portion of maintenance revenue is classified as deferred maintenance revenue in the accompanying consolidated balance sheets. Consulting and training revenues are recognized as services are performed. Revenues arising from time and material service agreements are recognized as the services are provided. Revenues from fixed price service agreements are recognized on a percentage of completion basis in direct proportion to the services provided.

The Company licenses selected software, including its KEY/MASTER product, on a term-use basis for 15 to 60 month periods. The contracts provide for maintenance and generally do not have renewal or purchase options. At contract inception, the present value of the payments to be received under the contract is apportioned between software licensing revenue and maintenance revenue and recognized as described above. The present value of the payments to be received is recorded as an investment in licensing contracts receivable. License interest revenue is recognized over the term of the contract at a constant rate of return.

(c)  Product Development Costs

Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," requires that software development costs: (i) be expensed as incurred until technological feasibility (as defined therein) is achieved; and (ii) capitalized subsequent to achieving technological feasibility and prior to the product being available to customers. The establishment of technological feasibility of the Company's products has essentially coincided with the products' general release to customers. Accordingly, the Company has expensed all software development costs as incurred.

(d)  Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Furniture, fixtures and equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation on furniture, fixtures and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Furniture, fixtures and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset.

(e)  Intangible Assets

Intangible assets are comprised of the excess of the purchase price and related acquisition costs over the value assigned to the net tangible assets of the business acquired. The purchase price of businesses acquired, accounted for as purchase business combinations, is allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values with any amount in excess of such allocations designated as goodwill. Intangible assets, including goodwill, are amortized over their estimated useful lives, which range from three to five years. As of December 31, 1998 and 1999, the Company had $5.2 million and $153.2 million of intangible assets, net of accumulated amortization of $0.3 million and $28.0, respectively, as a result of these acquisitions.

(f)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for any portion of the deferred tax assets which are not more likely than not to be realized.

(g)  Earnings per Share

In December 1997, the Company adopted SFAS No. 128, "Earnings Per Share". SFAS No. 128 replaced the calculation of primary and fully diluted net income (loss) per share with basic and diluted net income per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share is computed based upon the weighted average number of common shares outstanding increased for any dilutive effects of options, warrants, and convertible securities.

Diluted net loss per common share has not been presented separately for the year ended December 31, 1999, as the outstanding stock options and warrants, representing 2,983,502 shares of common stock equivalents accounted for under the treasury stock method, are anti-dilutive.

(h)  Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

(i)  Marketable Securities

Marketable securities at December 31, 1999 consist of fixed income securities, government securities, and corporate bonds. Since all marketable securities are bought and held principally for the purpose of selling them in the near term, they are all classified as trading securities under the provision of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".
Trading securities are recorded at fair value and any unrealized holding gains and losses are reflected in earnings.

(j)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(k)  Stock Options

The Company accounts for stock-based transactions in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to measure stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and comply with the disclosure provisions of SFAS No. 123. Under the provisions of APB 25, no compensation cost for stock options is recognized for fixed stock option awards granted with an exercise price at or above the fair value of the underlying common stock on the date of the grant. For options granted with an exercise price less than fair value of the underlying common stock on the date of the grant, the related compensation expense is amortized over the vesting period.

(l)  Per Share Data

Share amounts for all periods presented reflect restatement for a three-for-one stock split on July 1, 1997 and a two-for-one stock split that occurred on April 5, 1999.

(m)  Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(n)  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments. Cash, investments in marketable securities, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and current portion of deferred maintenance revenue: The carrying amounts approximate fair value because of the short maturity of these instruments.

(o)  Comprehensive Income

The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" during 1998. SFAS No. 130 requires the company to report in its financial statements, in addition to its net income, comprehensive income, which includes all changes in equity during a period from non-owner sources. The Company's comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Statement of Stockholders' Equity (Deficit). The adoption of SFAS No. 130 had no impact on total shareholders' equity (deficit). Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements.

(p)  Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is their local currency. Assets and liabilities of international subsidiaries are translated to U.S. dollars at the exchange rates as of the balance sheet date and income statement items are translated at weighted average exchange rates for the year. Exchange gains or losses arising from translation of such foreign entity financial statements are included as a component of other comprehensive income
(loss).

(q)  Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS 137, (Accounting for Derivative Instruments and Hedging Activities -- Deferral of the effective date of SFAS No. 133 -- an Amendment of SFAS No. 133) is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement is not expected to effect the Company as the Company currently does not have any significant derivative instruments or hedging activities.

(r)  Reclassifications
Certain reclassifications have been made to the prior years' financial statements to conform to the 1999 presentation.

(2)  Acquisitions

All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

(a)  Braid Group Limited

In March 1999, the Company acquired all of the outstanding share capital of Braid Group Limited, ("Braid") a privately held Bermuda corporation, pursuant to a Stock Purchase Agreement by and among the Company and each of the stockholders of Braid.

Braid was a provider of EAI software products for end-to-end processing of financial transactions in the international banking and securities' markets.

The Company purchased all of the outstanding share capital of Braid for approximately $110.2 million excluding approximately $20 million of contingent consideration to be paid upon the achievement of certain performance criteria. The purchase price included (1) $30 million in cash, (2) 2,207,258 shares of the Company's common stock valued at approximately $63.7 million, (3) the issuance of 434,622 Company stock options, with a fair value of approximately $12 million, in exchange for all outstanding Braid stock options, and (4) approximately $4.5 million in fees and acquisition related expenses. The excess of purchase price, excluding the contingent consideration, over the fair value of the net assets acquired is approximately $125.2 million including the effect of recording $14.8 million of deferred tax liability related to nondeductible identifiable intangible assets. Of this amount, $39.0 million was allocated to identifiable intangible assets which are amortized on a straight-line basis over periods of 3 to 5 years, with the remainder allocated to goodwill which is amortized on a straight-line basis over 5 years.

(b)  Novera Software, Inc.

In September 1999, the Company completed the acquisition of all of the outstanding shares of Novera Software, Inc., ("Novera") a Delaware corporation, pursuant to the Agreement and Plan of Reorganization (the "Merger Agreement") by and among the Company and each shareholder of Novera

Novera developed, marketed, and supported Web application integration solutions, which enabled organizations to integrate Web-based applications such as customer self-service, customer relationship management and online retailing with back-end legacy data.

Pursuant to the terms of the Merger Agreement, the Company purchased all of the outstanding share capital of Novera for approximately $58.2 million. The purchase price included (1) 1,789,916 shares of the Company's common stock valued at approximately $46.6 million, (2) the issuance of options to purchase 369,142 shares of the Company's common stock, with a fair value of approximately $9.6 million, in exchange for all outstanding Novera stock options, and (3) approximately $2.0 million in fees and acquisition related expenses. The excess of the purchase price over the fair value of the net assets acquired is estimated at $49.4 million including the effect of recording $3.7 million of deferred tax asset related to acquired net operating losses. The excess purchase price will be amortized on a straight-line basis over a 3 year period.

(c)  Software Consulting Partners

In November 1998, the Company acquired certain assets of Software Consulting Partners (SCP) for 67,844 shares of the Company's common stock with a total fair value of $1.2 million and the assumption of certain liabilities totaling $4.7 million. The purchase price was allocated to the net assets based on their fair values. The excess of the purchase price over the fair value of the net assets acquired was approximately $5.5 million and is being amortized on a straight-line basis over 3 years.

The Company issued 67,844 shares of common stock based upon the total value of $1.2 million as prescribed by the agreement and the market price of the stock on the acquisition date with 50% of such shares subject to an escrow to secure certain indemnification obligations of SCP and the SCP stockholder.

(d)  Pro forma results of operations

The following unaudited pro form consolidated results of operations are presented as if the Braid, Novera, and SCP acquisitions had been made at the beginning of the periods presented as well as the results that are already included in the historical financial statements from the date of acquisition:


                                                 Unaudited
                                         --------------------------
                                             1999          1998
-------------------------------------------------------------------

Revenues                                 $   104,529   $    75,715
Net loss                                 $   (37,249)  $   (40,246)
Net loss per share:
  Basic                                  $     (1.37)  $     (1.65)
  Diluted                                $     (1.37)  $     (1.65)
Weighted average shares outstanding:
  Basic                                   27,166,359    24,327,890
  Diluted                                 27,166,359    24,327,890

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization of goodwill arising from the allocation of the purchase price and a decrease in interest income due to the use of cash to satisfy liabilities. The pro forma information does not necessarily present what the results of operations would have been for these periods and is not intended to be indicative of future results.

(3)  Investment in Licensing Contracts

The net investment in licensing contracts at December 31, 1999, is comprised of future minimum contract payments receivable, net of unearned interest income. The interest rate implicit in term-use licensing contracts was 9.5% for contracts entered into during the years 1998 and 1999. Total minimum contract payments receivable at December 31, 1999 are as follows:

2000 .................................    $ 391,100
2001 .................................      157,800
2002 .................................       63,500
2003 .................................        5,300
                                          ---------
                                            617,700
Less unearned interest income               (88,600)
                                          ---------
                                            529,100
Less current portion                       (341,600)
                                          ---------
Non current portion                       $ 187,500
                                          =========

(4)  Furniture, Fixtures, and Equipment

Furniture, fixtures and equipment consist of the following:

                                                                      December 31,       Useful Life
                                                               ------------------------
                                                                    1999       1998         Range
                                                               -----------  -----------  -----------
Computer systems ............................................  $ 9,012,600  $ 4,552,500    3-4 years
Furniture and fixtures ......................................    1,716,400      728,900   5-10 years
Office equipment ............................................      995,400      757,100      5 years
Leasehold improvements ......................................      606,000      476,400      5 years
Automobiles .................................................      412,500       51,000      4 years
                                                               -----------  -----------
                                                                12,742,900    6,565,900
Less accumulated depreciation
  and amortization                                              (6,226,200)  (3,866,500)
                                                               -----------  -----------
                                                               $ 6,516,700  $ 2,699,400
                                                               ===========  ===========

Depreciation expense was $2,331,700, $826,200, and $623,300 for the years ended December 31, 1999, 1998, and 1997 respectively. Computer systems and equipment under capital leases included in the above totals, net of accumulated depreciation, was $0 and $22,800 as of December 31, 1999 and 1998, respectively.

(5)  Long-Term Debt

The Company had a line of credit facility with The Bank of New York, which provided for Company borrowings equal to the lesser of $4,000,000 or the sum of 80% of eligible accounts receivable, and a lesser percentage of certain other receivables. Borrowings could take the form of prime rate loans (which bear interest on borrowings at either the bank's prime rate plus 1.0%) or LIBOR rate loans (which bear interest at the LIBOR rate plus 3.0%). The Company's obligations under this credit line were secured by substantially all of the Company's assets. This line of credit expired in November, 1998. All amounts outstanding under this line of credit were paid off in July 1997 with proceeds from the Company's initial public offering. See also note (15)(a). The Company had no borrowings outstanding at December 31, 1999 or 1998. Borrowing costs and effective interest rates under this agreement were as follows:

                                                    Years ended December 31,
                                                   ---------------------------
                                                     1999     1998      1997
                                                   -------  -------   --------
Interest expense..............................     $     0  $     0   $171,500
Guarantee fees ...............................           0        0      1,400
Commitment fees ..............................           0   10,900     12,900
                                                   -------  -------   --------
                                                   $     0  $10,900   $185,800
                                                   =======  =======   ========

Effective interest rate                                 --       --      13.26%
                                                   =======  =======   ========

(6)  Stockholders' Equity
(a)  Preferred Stock

The Company has authorized 5,000,000 shares of Preferred Stock which may be issued by the Board of Directors on such terms and with such rights, preferences, and designations as the Board may determine without any vote of the stockholders. There were no shares outstanding at December 31, 1998 or 1999.

(b)  Common Stock

In July 1997, the Company sold 6,000,000 shares of common stock in an initial public offering (IPO) which resulted in proceeds of approximately $24,272,300, net of offering expenses of $837,700. In connection with the completion of the IPO, the following transactions were completed: (i) The Company increased the number of authorized shares of common stock and preferred stock to 20,000,000 shares and 5,000,000 shares, respectively; (ii) the Company completed a three-for-one common stock split; (iii) all outstanding preferred shares were converted into 5,519,430 shares of common stock; and, (iv) certain shareholders of the Company registered and sold 3,200,000 of common stock with net proceeds to these shareholders of $13,392,000. The accompanying consolidated financial statements notes have been retroactively adjusted to reflect the common stock split.

In addition, in May 1997, three new investors acquired a total of 50,000 shares of Series E convertible preferred stock at $20 per share, which at closing of the IPO converted into 300,000 shares of common stock.

In June 1998, the Company sold 2,400,000 shares of common stock in a second public offering which resulted in proceeds of approximately $21,287,200 net of offering expenses of $392,800. Existing shareholders sold 4,622,000 shares of stock in connection with this offering.

In July 1998, the underwriters exercised their option to purchase 1,053,300 additional shares of the Company's stock of which 453,300 were purchased from the Company for additional proceeds of approximately $4,091,000.

In January 1999, the Company increased the number of authorized shares of common stock from 20 million to 70 million.

In April 1999, the Company completed a two-for-one common stock split in the form of a stock dividend. The accompanying consolidated financial statements notes have been retroactively adjusted to reflect this common stock split.

(c)  Stock Purchase Warrants

At December 31, 1996, certain owners of preferred and common stock held an aggregate of nine warrants to purchase 1,979,638 shares of common stock at $1.00 per share, and are exercisable at the holders' discretion. During 1997 and 1998, warrants were exercised into an aggregate of 593,654 and 102,200 shares, respectively. As these warrants were exercised on a net exercise basis, no proceeds were received by the Company. Also, in connection with the secondary public offering in 1998, one of the remaining warrants was sold to the underwriters and subsequently exercised into 764,562 shares with total proceeds of approximately $764,600. During 1999, one warrant was exercised into 455,412 shares. As this warrant was exercised on a net exercise basis, no proceeds were received by the Company. At December 31, 1999, there are four warrants remaining which are exercisable into 63,810 shares, and expire in June 2002.

(d)  Stock Option Plans

The Company established the Equity Incentive Stock Option Plan ("Equity Plan") in May 1997 which replaced the 1993 Stock Option Plan. The Equity Plan, as amended, provides that the Company may grant options to employees to purchase up to 4,750,000 shares of the Company's common stock. The Company granted 1,473,400 and 1,212,000 options under the Plan in 1999 and 1998, respectively, at exercise prices from $11.53 to $58.75 and $5.96 to $22.29 per share, respectively. No options may be granted for a term greater than 10 years. All options granted in 1999 and 1998 were granted with exercise prices equal to fair value on the grant date.

In addition, the Company established a Directors Stock Option Plan ("Directors Plan") in May 1997 which authorizes the issuance of options to directors to purchase 450,000 shares of the Company's stock. During 1998, 60,000 shares were granted at exercise prices from $11.38 to $13.38 per share. In 1999, 60,000 shares were granted at exercise prices from $17.38 to $24.75 per share.

In connection with the Braid acquisition in March 1999, all outstanding Braid options were converted to TSI options based on a conversion factor. The Company granted 434,600 options; 85,700 exercisable at $2.05 per share and 348,900 exercisable at $3.72 per share. These options vest quarterly, as they maintain the same terms as under the Braid option plan. Any new grants issued to Braid employees will be authorized through the Equity Plan.

As a result of the Novera acquisition in September 1999, all outstanding Novera options were converted to TSI options based on a conversion factor. The Company granted 369,100 options; 50,400, 12,500, 241,900, and 64,300 exercisable at
$0.49, $1.71, $1.95, and $2.44, respectively. Due to a clause in the Novera stock option plan, the acquisition triggered an eighteen month acceleration of the vesting schedule for all acquired options. These options continue to vest quarterly, as all other terms are the same as under the Novera option plan. Any new grants issued to Novera employees will be authorized through the Equity Plan.

(e)  Stock Option Activity

In 1998 and 1997 the Company recorded deferred compensation expense in connection with the grant of certain options to employees representing the difference between the quoted market price of the stock at the grant date and the exercise price of the options. This amount is presented as a reduction of stockholders equity and is amortized over the vesting period of the applicable options. Transactions under the Equity Plan and the Directors Plan are summarized below:

                                                                           Weighted
                                                              Number       Average
                                                                of         Exercise
                                                              shares        Price
                                                         ---------------------------
Shares under option at December 31, 1996                      2,127,714     $ 0.24
           Exercised                                            (22,000)    $ 0.41
           Granted                                              621,200     $ 3.12
           Cancelled                                                  -     $    -
                                                         --------------
Shares under option at December 31, 1997                      2,726,914     $ 0.92
           Exercised                                           (330,412)    $ 0.41
           Granted                                            1,272,000     $10.97
           Cancelled                                            (19,000)    $ 5.97
                                                         --------------
Shares under option at December 31, 1998                      3,649,502     $ 4.42
           Exercised                                           (980,767)    $ 2.87
           Granted                                            1,533,445     $19.62
           Issued in connection with acquisitions               803,760     $ 2.67
           Cancelled                                           (203,015)    $15.81
                                                         --------------
Shares under option at December 31, 1999                      4,802,925     $10.31

Options exercisable were as follows:
           December 31, 1999                                  1,848,583     $ 1.93
           December 31, 1998                                  1,615,202     $ 0.46
           December 31, 1997                                  1,543,814     $ 0.21

Options outstanding at December 31, 1999 have a weighted average remaining contractual life of 7.8 years.

Options were granted during 1999 at exercise prices between $0.49 and $58.75 per share, during 1998 at exercise prices between $5.96 and $22.29 per share, and during 1997 at exercise prices between $0.41 and $7.17 per share. Substantially all options vest ratably over a four year period from the date of grant. There were 2,466,980 shares available for grant under the option plans at December 31, 1999.

As discussed in note 1, the Company applies Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair value of the underlying common stock on the date of grant, no compensation expense has been recognized for its stock option grants to employees and directors. Had compensation expense for the Company's stock option grants been determined based on the fair value at the grant date for awards consistent with the method of SFAS No. 123, the Company's net income or loss would have resulted in the pro forma amounts for each year indicated below:

                                         1999          1998        1997
                                     -------------  ----------  ----------
Net income - as reported             $(16,267,600)  $7,156,800  $2,479,600
Net income - pro forma                (35,353,300)   5,012,900   2,023,600
Earnings per share - as reported:
    Basic                                   ($.64)  $      .35  $      .21
    Diluted                                 ($.64)  $      .30  $      .14
Earnings per share - pro forma
    Basic                                  ($1.39)  $      .25  $      .17
    Diluted                                ($1.39)  $      .21  $      .12

The weighted average fair value of each option granted in 1999, 1998, and 1997 was $16.85 and $10.97, and $3.12, respectively. These values are based on estimates on the date of grant using the modified Black-Scholes option pricing model using the following weighted average assumptions:

                                1999            1998            1997
                           --------------  --------------  --------------
Risk-free interest rate    6.82% to 6.85%  4.49% to 5.77%  5.37% to 7.07%
Expected life in years           6               6               6
Expected volatility            79.7%             65%           59.8%
Expected dividend yield          0%              0%              0%

(f)  Stockholders' Rights Plan

In September 1998, the Company adopted the Stockholder Rights Plan ("Rights Plan") designed to protect the long-term value of the company for its stockholders during any future unsolicited acquisition attempt. In connection with the plan, the Board declared a dividend of one preferred share purchase right for each share of the Company's common stock. Each right will entitle the holder to purchase one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $140.00. Initially, the rights are neither exercisable nor traded separately from the common stock. If a person or a group (an "Acquiring Person") acquires or announces an intention to make a tender offer to acquire 15 percent (20 percent if a 5 percent or more shareholder at August 27, 1998) or more of the Company's common stock, the rights will become exercisable and thereafter trade separately from the common stock. The Company's Board of Directors may exchange the outstanding rights for common stock of the Company at an exchange ratio of one share of common stock per right. The Board may also redeem outstanding rights at any time prior to a person becoming an Acquiring Person at a price of $0.001 per right. Prior to such time, the terms of the rights may be amended by the Board. The rights will expire on September 2, 2008.

(g)  Employee Stock Purchase Plan

The Company established an Employee Stock Purchase Plan which reserves a total of 1,500,000 shares of the Company's common stock for issuance thereunder. The plan permits eligible employees to acquire shares of the Company's common stock through payroll deductions subject to certain limitations. The shares are acquired at 85% of the fair market value. As of December 31, 1999, 374,571 shares had been purchased under the plan and 1,125,429 were remaining and available for grant.

(7)  Earnings per Share

Following are the components of common stock used to calculate Basic and Diluted earnings per share:

                                                      Years ended December 31,
                                                 ---------------------------------
                                                   1999        1998         1997
                                                 ----------  ----------  ---------
Weighted average common shares
 outstanding (basic shares)....................  25,376,443  20,299,006  11,833,986
Common shares issuable upon conversion
 of preferred stock (see note 6)...............          --          --   2,609,264
Dilutive effect of stock options and warrants..          --   3,516,602   2,690,272
                                                 ----------  ----------  ----------

Total diluted shares...........................  25,376,443  23,815,608  17,133,522
                                                 ==========  ==========  ==========

(8)  Employee Savings and Bonus Plans

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code which provides for voluntary employee salary deferrals but does not require Company matching funds. The defined contribution plan covers substantially all employees. Employees are eligible to contribute to the defined contribution plan upon completion of three months of service with the Company. Contributions are subject to established limitations as determined by the Internal Revenue Service. As of January 1, 1998, the Company amended the plan to include an employer match of 50% of participants' contributions up to 4%. The Company has made contributions to the plan of $397,800 and $210,000 for the years ended December 31, 1999 and 1998, respectively.

The Company maintains a bonus plan for all non-executive officer employees. The bonus plan is reviewed annually by the Board of Directors and provides for payments based upon a percentage of pretax income, as defined. Bonus payments were $421,600, $251,000, and $200,000 in 1999, 1998, and 1997, respectively.

(9)  Income Taxes
Domestic and foreign pretax income (loss) are as follows:


                                          Years Ended December 31,
                                       1999          1998         1997
                                       ----          ----         ----

Domestic                           $  2,320,500    $3,459,900   $1,405,100
Foreign                             (18,815,900)    3,018,000    1,150,500
                                   ---------------------------------------
Total                              $(16,495,400)   $6,477,900   $2,555,600
                                   =======================================

The provision for (benefit from) income taxes is comprised of the following for the years ended December 31, 1999, 1998 and 1997:

                                          Current      Deferred       Total
                                          -------      --------       -----
Year ended December 31, 1999
U.S. Federal                            $ 2,813,900   (1,315,400)   1,498,500
State                                       648,800       11,500      660,300
Foreign                                     167,300   (2,553,900)  (2,386,600)
                                        -------------------------------------
                                          3,630,000   (3,857,800)    (227,800)
                                        =====================================
Year ended December 31, 1998
U.S. Federal                            $   256,400   (1,199,700)    (943,300)
State                                       302,400     (217,900)      84,500
Foreign                                     179,900           --      179,900
                                        -------------------------------------
                                            738,700   (1,417,600)    (678,900)
                                        =====================================
Year ended December 31, 1997
U.S. Federal                            $    46,000           --       46,000
State                                        30,000           --       30,000
Foreign                                          --           --           --
                                        -------------------------------------
                                             76,000           --       76,000
                                        =====================================

Provision has not been made for U.S. tax on cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

At December 31, 1999, the Company had federal tax net operating loss carryforwards of $18,201,700, of which $1,900,000 expires between the years 2000 and 2009 and $16,301,700 expires in 2019. At December 31, 1999 and 1998, the components of net deferred taxes were:

                                                    1999           1998
                                                    ----           ----
Deferred tax assets:
Net operating loss carryforwards                $  6,970,800    $1,011,900
Federal tax credits                                1,683,100     1,372,400
Deferred revenues                                    467,200       934,300
Allowance for doubtful accounts                      501,600       736,400
Accrued expenses                                     609,800        44,100
Other                                                351,500         7,700
                                                ------------    ----------
Total gross deferred tax assets                   10,584,000     4,106,800
Less valuation allowance                                  --     1,054,500
                                                ------------    ----------
Total deferred tax assets                         10,584,000     3,052,300
                                                ============    ==========

Deferred tax liabilities:
Acquired intangible assets,
   other than goodwill                           (12,253,500)           --
Licensing contracts receivable                      (205,300)     (307,800)
Difference between book and tax depreciation              --       (49,400)
                                                ------------    ----------
Total deferred tax liability                     (12,458,800)     (357,200)
                                                ------------    ----------
Net deferred tax asset (liability)              $ (1,874,800)   $2,695,100
                                                ============    ==========

The valuation allowance for deferred tax assets decreased by $1,054,500 and $3,387,000 during 1999 and 1998, respectively. The decrease in the valuation allowance in 1999 is the result of the reversal of the valuation allowance relating to federal tax credits. The decrease in the valuation allowance in 1998 is the result of the utilization of net operating loss carryforwards and the reversal of the remaining net operating loss carryforward valuation allowance relating to federal tax credits.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company?s effective tax rate for financial statement purposes.

                                                 1999      1998     1997
                                                 ----      ----     ----

          U.S. Federal Statutory Rate           (34.0%)    34.0%    34.0%
          Goodwill amortization
           and other non-deductible expenses     43.8%      3.7%     1.6%
          State income taxes, net of U.S.
           federal tax benefit                    2.6%      4.8%     0.8%
          Tax credits                            (1.9%)    (7.2%)     --
          Other                                  (5.5%)     2.2%      --
          Change in valuation allowance          (6.4%)  (48.0%)   (33.4%)
                                                -----    ------    -----

          Effective tax rate                     (1.4%)   (10.5%)    3.0%
                                                ------   ======    =====

Included in prepaid assets and other current assets are prepaid taxes of $1,094,800 at December 31, 1999. Included in accrued expenses are current tax liabilities of $108,800 at December 31, 1998.

(10) Valuation Accounts
The Company estimates an allowance for doubtful accounts receivable, considering its customers' financial solvency, payment history and other factors. The movements in this account are summarized below:

                                      1999           1998          1997
                                      ----           ----          ----
Balance at beginning of period     $1,897,900     $  471,300     $ 319,900
Charged to costs and  expenses        200,300        837,800       431,600
Charged to other accounts            (244,400)       800,000       100,000
Deductions                            (87,400)      (211,200)     (380,200)
                                   ----------     ----------     ---------
Balance at end of period           $1,766,400     $1,897,900     $ 471,300
                                   ==========     ==========     =========

Charged to costs and expenses represents the Company's annual charges to bad debt expense. Charges to other accounts includes acquired allowances and subsequent utilization or reversal thereof. Deductions represent uncollectible accounts written-off, net of recoveries.

(11) Accrued Expenses
Included in accrued expenses as of December 31, 1999 and 1998, are compensation costs (regular payroll, commissions, bonus, profit sharing, and other withholdings) of $5,698,500 and $3,718,900, respectively.

(12) Commitments and Contingencies

The Company rents premises and furniture, fixtures, and equipment under operating leases which expire at various dates through 2011. Future minimum payments, by year and in the aggregate, under operating leases at December 31, 1999 are:

Year
----
2000...........................................   $2,236,400
2001...........................................    1,630,400
2002...........................................    1,480,000
2003...........................................    1,375,100
2004...........................................      679,300
                                                  ----------
   Total.......................................   $7,401,200

Certain of the aforementioned leases provide for additional payments relating to taxes and other operating expenses. Rental expense for the years ended December 31, 1999, 1998, and 1997 under all operating leases aggregated approximately $1,995,400, $1,385,000, and $840,400, respectively.

Certain litigation of a nature considered normal to its business is pending against the Company. Management believes the outcome of this litigation will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company.

(13) Segment Information

In the fourth quarter of 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance.

As a result of recent international acquisition and expansion, the Company has changed its internal structure resulting in the classification of its business activities into two reportable segments: Domestic and International. These segments are organized, managed and analyzed geographically. Information regarding the Company's operations in these two operating segments are set forth below. For consolidated results, the accounting policies of the operating segments are the same as those described in Note 1. There are no significant corporate overhead allocations or intersegment sales or transfers between the segments for the periods presented.

                                                       1999                 1998                 1997
---------------------------------------------------------------------------------------------------------
Revenue:
  Domestic                                         $ 69,609,900          $39,955,100          $24,164,500
  International                                      29,014,700            5,361,000            2,505,200
                                                   ------------          -----------          -----------
        Total                                        98,624,600           45,316,100           26,669,700
                                                   ============          ===========          ===========
Operating income before
  amortization of
  intangibles:
  Domestic                                            8,292,100            1,756,300              906,300
  International                                       1,913,800            3,010,400            1,146,800
                                                   ------------         ------------         ------------
     Total                                           10,205,900            4,766,700            2,053,100
Amortization of intangibles                         (27,689,200)            (303,300)                  --
Other income, net                                       987,900            2,014,500              502,500
Provision for (benefit from) income taxes              (227,800)            (678,900)              76,000
                                                   ------------          -----------          -----------
Net income (loss)                                   (16,267,600)           7,156,800            2,479,600
                                                   ============          ===========          ===========

Capital expenditures:
  Domestic                                            3,766,300            1,725,400              686,700
  International                                         796,800               76,800              189,500
Depreciation expense:
  Domestic                                              604,600              757,800              540,500
  International                                       1,727,100               68,400               82,800

Revenues primarily relate to sales of the Mercator product line and are recorded in the country in which the sales office is located. The Company had no sales to any one customer in excess of 10% of total net revenues for fiscal years ended December 31, 1999, 1998 and 1997.

(14) Condensed Quarterly Information (Unaudited)

The following condensed quarterly information has been prepared by management on a basis consistent with the Company's audited financial statements. Such quarterly information may not be indicative of future results. Amounts are in thousands, except per share data.

                                                            1999
                                          -------------------------------------
                                           First     Second    Third     Fourth
                                          Quarter   Quarter   Quarter   Quarter
                                          --------  --------  --------  -------
Total revenues..........................  $17,236   $23,644   $26,731   $31,013
Gross profit............................   12,569    18,027    21,052    24,321
Net loss................................     (220)   (4,536)   (3,468)   (8,045)
Net loss per share
 Basic..................................     (.01)     (.18)     (.14)     (.29)
 Diluted................................     (.01)     (.18)     (.14)     (.29)
Weighted average number of common and
 common equivalent shares outstanding:
 Basic..................................   22,839    25,374    25,625    27,668
 Diluted................................   22,839    25,374    25,625    27,668

                                                          1998
                                          -------------------------------------
                                           First    Second    Third     Fourth
                                          Quarter   Quarter   Quarter   Quarter
                                          -------   -------   -------   -------
Total revenues..........................  $ 8,187   $10,133   $12,124   $14,872
Gross profit............................    7,193     8,676    10,840    11,718
Net income..............................      871     1,226     1,871     3,189
Net income per share:
 Basic..................................      .05       .06       .09       .14
 Diluted................................      .04       .05       .07       .13
Weighted average number of common and
 common equivalent shares outstanding:
 Basic..................................   18,088    19,082    21,924    22,098
 Diluted................................   21,654    22,868    25,254    25,486

The sum of the quarterly per share amounts does not agree to the respective annual amounts due to rounding.

(15) Subsequent Event (Unaudited)

(a)  Line of Credit Facility.

On March 1, 2000 the Company established a three-year $20,000,000 line of credit facility with Fleet Bank.

(b)  Proxy.

On March 3, 2000 a proxy was issued to amend the Company's Certificate of Incorporation in order to change the name of the Company to Mercator Software, Inc. The name change will be subject to a vote of the stockholders to be held at a special meeting on March 30, 2000. Only holders of record of the Company's common stock at the close of business on February 23, 2000 (the "Record Date") will be entitled to vote at the meeting. If the proposal is approved, the effective date for the name change will be April 3, 2000.