Form 10-K405, Exhibit 13
period 2000-12-31
MERCATOR SOFTWARE INC
filed 2001-03-30
CIK 1039276

                                   Exhibit 13

                             MERCATOR SOFTWARE, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        Page
                                                                                        ----
Independent Auditors' Report                                                            F-2

Consolidated Balance Sheets as of December 31, 2000 and 1999                            F-3

Consolidated Statements of Operations for the years ended
   December 31, 2000, 1999 and 1998                                                     F-4

Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 2000, 1999 and 1998                                                     F-5

Consolidated Statements of Cash Flows for the years ended
   December 31, 2000, 1999 and 1998                                                     F-7

Notes to Consolidated Financial Statements                                              F-8

                          Independent Auditors' Report

The Board of Directors
Mercator Software, Inc.:

We have audited the accompanying consolidated balance sheets of Mercator Software, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercator Software, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/KPMG/

New York, New York
March 23, 2001

                             MERCATOR SOFTWARE, INC.
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)


ASSETS                                                                        December 31,
                                                                              ------------
                                                                        2000                 1999
                                                                        ----                 ----
Current Assets:
Cash                                                                $ 18,327             $  9,237
Investments in marketable securities                                   3,420                5,648
Accounts receivable, less allowances of
   $3,616 and $1,766                                                  38,920               38,271
Prepaid expenses and other current assets                              3,626                2,985
Deferred tax assets                                                    3,181               10,378
                                                                    --------             --------
  Total current assets                                                67,474               66,519

Furniture, fixtures and equipment, net                                10,007                6,516
Intangible assets, net                                                81,578              153,228
Restricted collateral deposits                                         1,500                   --
Other assets                                                             332                  552
                                                                    --------             --------
  Total assets                                                      $160,891             $226,815
                                                                    ========             ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                                   $   6,706            $   3,937
Accrued expenses and other current liabilities                        19,532                8,176
Current portion of deferred revenue                                   17,825               14,737
                                                                   ---------            ---------
  Total current liabilities                                           44,063               26,850

Deferred revenue, less current portion                                   976                   59
Long-term deferred tax liability                                       3,777               12,253
Other long-term liabilities                                              669                   --
                                                                   ---------            ---------

  Total liabilities                                                   49,485               39,162
                                                                   ---------            ---------

Stockholders' equity:
Convertible preferred stock:  $.01 par value;
   authorized 5,000,000 shares, no shares
   issued and outstanding                                                 --                   --
Common Stock:  $.01 par value; authorized
   190,000,000 shares; issued 29,846,902 shares and
   27,834,350 shares                                                     298                  278
Additional paid-in capital                                           228,035              205,421
Deferred compensation                                                  (406)                (883)
Accumulated deficit                                                (114,760)             (16,668)
Accumulated other comprehensive income                               (1,761)                (495)
                                                                   ---------            ---------
  Total stockholders' equity                                         111,406              187,653
                                                                   ---------            ---------
  Total liabilities and stockholders' equity                       $ 160,891            $ 226,815
                                                                   =========            =========

           See accompanying notes to consolidated financial statements

                             MERCATOR SOFTWARE, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)


                                                                Years ended December 31,
                                                                ------------------------
                                                          2000               1999                1998
                                                          ----               ----                ----
Revenues:
Software licensing                                   $  78,825          $  56,820             $29,105
Services                                                32,883             23,208               6,371
Maintenance                                             26,582             18,597               9,840
                                                     ---------          ---------             -------
  Total revenues                                       138,290             98,625              45,316
                                                     ---------          ---------             -------

Cost of revenues:
Software licensing                                       1,537              1,286               1,482
Services                                                25,402             16,319               3,292
Maintenance                                              6,621              5,051               2,115
                                                      --------          ---------             -------
  Total cost of revenues                                33,560             22,656               6,889
                                                      --------          ---------             -------

Gross Profit                                           104,730             75,969              38,427
                                                      --------          ---------             -------

Operating expenses:
Product development                                     21,189             15,276               5,699
Selling and marketing                                   68,861             41,187              22,033
General and administration                              24,219              9,300               5,929
Amortization of intangibles                             46,863             27,689                 303
Intangibles impairment charge                           39,757                 --                  --
                                                     ---------          ---------             -------
  Total operating expenses                             200,889             93,452              33,964
                                                     ---------          ---------             -------

  Operating income (loss)                              (96,159)           (17,483)              4,463

Borrowing expenses                                        (151)                --                 (10)
Investment income                                          801                987               2,025
                                                     ---------          ---------             -------

Income (loss) before income taxes                      (95,509)           (16,496)              6,478
Provision for (benefit from) income taxes                2,583               (228)               (679)
                                                      --------           --------             -------

Net income (loss)                                     $(98,092)          $(16,268)            $ 7,157
                                                      ========           =========            =======

Net income (loss) per share:
   Basic                                                $(3.36)             $(.64)               $.35

   Diluted                                              $(3.36)             $(.64)               $.30

Weighted average shares outstanding:
   Basic                                                29,154             25,376              20,299

   Diluted                                              29,154             25,376              23,816


See accompanying notes to consolidated financial statements.

                             MERCATOR SOFTWARE, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                 Convertible Preferred             Common
                                                         Stock                      Stock
                                                         -----                      -----                 Additional
                                                              Par                             Par           Paid in     Deferred
                                                   Shares   Value           Shares          Value           Capital   Compensation
                                                   ------   -----           ------          -----           -------   ------------
Balance at December 31, 1997                           --      --           18,113          $ 181          $ 33,269        $ (225)
Net income                                             --      --               --             --                --             --
Currency translation adjustment                        --      --               --             --                --             --
  Total comprehensive income

Stock option exercises                                 --      --              183              2                91             --
Purchases under employee stock plan                    --      --              199              2               972             --
Net proceeds from secondary offering                   --      --            2,853             29            25,349             --
Exercise of warrants                                   --      --              867              9               756             --
Shares issued in connection
  with SCP acquisition                                 --      --               68              1             1,199             --
Options issued under incentive plans                   --      --               --             --             1,271        (1,271)
Amortization of deferred compensation                  --      --               --             --                --             65
Tax benefit of options exercised                       --      --               --             --               938             --
                                                    -----   -----          -------        -------          --------        -------

Balance at December 31, 1998                           --      --           22,283            223            63,845        (1,431)
Net loss                                               --      --               --             --                --             --
Currency translation adjustment                        --      --               --             --                --             --
  Total comprehensive income (loss)

Stock option exercises                                 --      --              981             10             2,807             --
Purchases under employee stock plan                    --      --              118              1             1,268             --
Exercise of warrants on a net basis                    --      --              455              5               (5)             --
Shares and options issued in
   connection with Braid acquisition                   --      --            2,207             22            75,685             --
Shares and options issued in
   connection with Novera acquisition                  --      --            1,790             18            56,135             --
Amortization of deferred compensation                  --      --               --             --                --            547
Tax benefit of options exercised                       --      --               --             --             5,686             --
                                                    -----   -----          -------        -------          --------        -------

Balance at December 31, 1999                           --      --           27,834            278           205,421          (883)
Net loss                                               --      --               --             --                --             --
Currency translation adjustment                        --      --               --             --                --             --
  Total comprehensive income (loss)

Stock option exercises                                 --      --            1,611             16             3,222             --
Purchases under employee stock plan                    --      --              183              2             2,844             --
Shares issued in connection
   with Braid acquisition                              --      --              218              2            15,635             --
Amortization of deferred compensation                  --      --               --             --             (112)            477
Stock-based compensation                               --      --               --             --             1,025             --
                                                    -----   -----          -------        -------          --------        -------

Balance at December 31, 2000                            -      --           29,847          $ 298         $ 228,035        $ (406)
                                                    =====   =====          =======        =======         =========        =======

See accompanying notes to consolidated financial statements.
                                   (Continued)

                             MERCATOR SOFTWARE, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - continued
                                 (In thousands)


                                                              Accumulated Other
                                             Accumulated        Comprehensive        Treasury Stock
                                               Deficit              Income        Shares         Value             Total
                                               -------              ------        ------         -----             -----
Balance at December 31, 1997                 $ (7,557)             $ (199)         (205)        $ (52)          $ 25,416
Net income                                       7,157                  --            --            --             7,157
Currency translation adjustment                     --               (139)            --            --             (139)
                                                                                                                   -----
  Total comprehensive income                                                                                       7,018
                                                                                                                   -----

Stock option exercises                              --                  --           147            37               130
Purchases under employee stock plan                 --                  --            58            15               989
Net proceeds from secondary offering                --                  --            --            --            25,378
Exercise of warrants                                --                  --            --            --               765
Shares issued in connection
  with SCP acquisition                              --                  --            --            --             1,200
Options issued under incentive plans                --                  --            --            --                --
Amortization of deferred compensation               --                  --            --            --                65
Tax benefit of options exercised                    --                  --            --            --               938
                                              --------             -------       -------        ------          --------

Balance at December 31, 1998                     (400)               (338)            --            --            61,899
Net loss                                      (16,268)                  --            --            --          (16,268)
Currency translation adjustment                     --               (157)            --            --             (157)
                                                                                                                --------
  Total comprehensive income (loss)                                                                             (16,425)
                                                                                                                --------

Stock option exercises                              --                  --            --            --             2,817
Purchases under employee stock plan                 --                  --            --            --             1,269
Exercise of warrants on a net basis                 --                  --            --            --                --
Shares and options issued in
   connection with Braid acquisition                --                  --            --            --            75,707
Shares and options issued in
   connection with Novera acquisition               --                  --            --            --            56,153
Amortization of deferred compensation               --                  --            --            --               547
Tax benefit of options exercised                    --                  --            --            --             5,686
                                              --------             -------       -------        ------          --------

Balance at December 31, 1999                  (16,668)               (495)            --            --           187,653
Net loss                                      (98,092)                  --            --            --          (98,092)
Currency translation adjustment                     --             (1,266)            --            --           (1,266)
                                                                                                        --      --------
  Total comprehensive income (loss)                                                                             (99,358)
                                                                                                                --------

Stock option exercises                              --                  --            --            --             3,238
Purchases under employee stock plan                 --                  --            --            --             2,846
Shares issued in connection
   with Braid acquisition                           --                  --            --            --            15,637
Amortization of deferred compensation               --                  --            --            --               365
Stock-based compensation                            --                  --            --            --             1,025
                                              --------             -------       -------        ------          --------

Balance at December 31, 2000               $ (114,760)           $ (1,761)            --            --         $ 111,406
                                           ===========           =========       =======       =======          =========

See accompanying notes to consolidated financial statements.

                             MERCATOR SOFTWARE, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                    Years ended December 31,
                                                                    ------------------------

Cash Flows From Operating Activities:                        2000                1999             1998
                                                             ----                ----             ----
Net income (loss)                                      $  (98,092)          $ (16,268)       $   7,157
Adjustments to reconcile net income
(loss) to net cash provided (used) by operating
activities:
  Depreciation and amortization                            50,760              30,021            1,130
  Intangibles impairment charge                            39,757                  --               --
  Amortization of deferred compensation                       365                 547               65
  Provision for losses on accounts receivable               1,005                (604)             838
  Stock-based compensation                                  1,025                  --               --
  Deferred taxes                                            1,300              (3,858)          (1,418)
Changes in operating assets and liabilities:
  Accounts receivable                                      (3,939)            (15,783)         (10,734)
  Prepaid expenses and other current assets                  (717)                243              323
  Other assets                                                 22                (161)              48
  Accounts payable                                          2,926                (105)             946
  Accrued expenses and other current liabilities           11,101              (4,857)           3,837
  Deferred revenue                                          5,771               2,419            3,545
                                                       ----------           ---------        ---------

  Net cash provided (used) by operating activities         11,284              (8,406)           5,737
                                                       ----------           ---------        ---------

Cash Used By Investing Activities:
  Purchase of furniture, fixtures and equipment            (6,180)             (4,563)          (1,802)
  Acquisitions, net of cash acquired                       (1,823)            (22,836)          (4,653)
  Net sales (purchases) of marketable securities            2,228              27,164          (22,317)
  Restricted collateral deposits                           (1,500)                 --               --
  Other                                                        --                (474)              --
                                                       ----------           ---------        ---------

  Net cash used by investing activities                    (7,275)               (709)         (28,772)
                                                       ----------           ---------        ---------

Cash Flows From Financing Activities:
  Net proceeds from public offerings                           --                  --           25,378
  Repayment of long-term debt                                  --                 (74)              --
  Exercise of warrants                                         --                  --              765
  Principal payments under capital leases                    (258)                 (5)             (11)
  Proceeds from exercise of stock options                   3,238               2,817              130
  Proceeds from employee stock plan                         2,846               1,269              989
                                                       ----------           ---------        ---------

  Net cash provided by financing activities                 5,826               4,007           27,251
                                                       ----------           ---------        ---------

Effect of exchange rate changes on cash                      (745)               (788)               4
                                                       ----------           ---------        ---------

Net change in cash                                          9,090              (5,896)           4,220
Cash at beginning of period                                 9,237              15,133           10,913
                                                       ----------           ---------        ---------

Cash at end of period                                  $   18,327           $   9,237        $  15,133
                                                       ==========           =========        =========

Supplemental information:
Cash paid for:
  Interest                                             $      151                  --               --
  Income taxes                                         $      491           $   2,360        $     616
Non-cash investing and financing activities:
  Acquisition of equipment under capital leases        $    1,324                  --               --
  Net exercise of warrants                                     --                 $ 5              $ 1
  Issuance of stock and stock options in
     connection with acquisitions                      $   15,637           $ 131,848        $   1,200

See accompanying notes to consolidated financial statements.

MERCATOR SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Summary of Significant Accounting Policies

Mercator Software, Inc. and its consolidated subsidiaries (collectively referred to herein as "Mercator Software" or the "Company") develops, markets, licenses, and supports computer software and related services which allow organizations to integrate their business applications within the enterprise and with outside business partners. The Company's customers are located primarily throughout the United States and Western Europe and represent a broad range of industries.


(a)  Principles of Consolidation

The consolidated financial statements include the accounts of Mercator Software, Inc. and all subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.


(b)  Revenue Recognition

The Company generates revenue from sales of software licenses, various reseller arrangements, professional service arrangements and software maintenance contracts. The Company recognizes revenue in accordance with Statement of Position 97-2 (SOP 97-2),"Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants.

The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements" in December 1999. SAB 101, as amended, provides further interpretive guidance for publicly traded companies on the recognition, presentation, and disclosure of revenue in their financial statements. In June 2000 the SEC issued SAB No. 101B which delayed the implementation of SAB 101 until the fourth quarter of 2000. The provisions of SAB 101 had no material impact on the Company's revenue recognition policies and presentation as reflected in the accompanying consolidated financial statements.

The Company recognizes license fee revenue when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, and the fee is collectible.

Revenue from professional service arrangements is recognized on either a time and materials or percentage of completion basis as the services are performed and amounts due from customers are deemed collectible and contractually nonrefundable. Revenues from fixed price service agreements are recognized on a percentage of completion basis in direct proportion to the services provided.

Maintenance contract revenues are recognized ratably over the terms of the contracts, which are generally for one year. The unrecognized portion of maintenance revenue is classified as deferred maintenance revenue in the accompanying consolidated balance sheets.

For multiple element arrangements the Company applies the residual method prescribed by SOP 98-9. In these arrangements, revenue applicable to undelivered elements, principally maintenance, training and implementation services, are allocated among the elements based on vendor-specific objective evidence (VSOE) of fair value of those elements. VSOE is established by reference to the price the customer would be required to pay when it is sold separately. Revenue applicable to the delivered elements is deemed equal to the remainder/residual amount of the fixed contract price. Assuming none of the undelivered elements are essential to the functionality of any of the delivered elements, the Company recognizes the residual revenue attributed to the delivered elements when all other criteria for revenue recognition for those elements have been met.

In multiple element arrangements in which significant modifications or additions to off-the-shelf software are necessary to meet the customer's purpose or the sale of services are essential to the functionality of the software being delivered, the entire arrangement (software and services) is accounted for on a percentage of completion basis in direct proportion to the services provided.

The Company grants resale rights to its software products to other vendors. These arrangements typically require the reseller to make a nonrefundable purchase of a limited number of the Company's products. Additional royalties are due from the resellers for sales made in excess of the amount provided for in the initial arrangements. Assuming all the revenue recognition criteria described above are satisfied, the company recognizes the initial fee on the same basis as sales to end-users described above. Royalties earned have been recognized in the period reported to the Company on a one quarter or one month lag basis because reliable information with respect to royalties due from sales is not available to the Company until reported by the reseller.


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


(d)  Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Furniture, fixtures and equipment under capital leases are stated at the present value of the minimum lease payments.

Depreciation on furniture, fixtures and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Furniture, fixtures and equipment held under capital leases as well as leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset.


(e)  Intangible Assets and Goodwill

Intangible assets are comprised of the excess of the purchase price and related acquisition costs over the fair value assigned to the net tangible assets of the business acquired in a purchase business combination. The purchase price of businesses acquired is allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values with any amount in excess of such allocations designated as goodwill. Intangible assets, including goodwill, are amortized over their estimated useful lives, which range from three to five years. As of December 31, 2000 and 1999, the Company had $81.6 million and $153.2 million of intangible assets and goodwill, net of accumulated amortization and impairment of $114.6 million and $28.0 million, respectively.


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

(g)  Earnings per Share

The Company determines earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share", which requires the calculation of basic and diluted net income per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share is computed based upon the weighted average number of common shares outstanding increased for any dilutive effects of options, warrants, and convertible securities.

(h)  Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.


(i)  Investments in Marketable Securities

Marketable securities at December 31, 2000 consist of fixed income securities, government securities, and corporate bonds. Since all marketable securities are bought and held principally for the purpose of selling them in the near term, they are all classified as trading securities under the provision of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Trading securities are recorded at fair value and any unrealized holding gains and losses are reflected in earnings.


(j) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of and Goodwill

The Company reevaluates the carrying value of long-lived assets and certain identifiable intangibles, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The following represent types of conditions that would potentially trigger an impairment assessment of the carrying amount of enterprise level goodwill: change in strategic direction or focus of the Company; recurring losses; significant downturn of the economy; significant new technological developments. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.


(k)  Stock Options

The Company accounts for stock-based transactions in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to measure stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and comply with the disclosure provisions of SFAS No. 123. Under the provisions of APB 25, no compensation cost for stock options is recognized for fixed stock option awards granted with an exercise price at or above the fair value of the underlying common stock on the date of the grant. For options granted with an exercise price less than fair value of the underlying common stock on the date of the grant, the related compensation expense is amortized over the vesting period. Fixed stock options that are repriced subsequent to the original grant date require variable accounting until the option has been exercised, is forfeited, or expires unexercised.

FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" (FIN 44) provides guidance for applying APB No. 25, "Accounting for Stock Issued to Employees" and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. With certain exceptions, FIN 44 applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status on or after July 1, 2000. To the extent the Company's stock-based compensation awards are or become subject to "variable accounting" because of the implementation of FIN 44, significant periodic fluctuations in the price of the Company's common stock may have a material impact on stock-based compensation expense reported in future results of operations.

The Company amortizes the cost associated with fixed plan stock-based arrangements on a straight-line basis over the related service period.


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

(n)  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments. Cash, investments in marketable securities, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, and current portion of deferred maintenance revenue: The carrying amounts approximate fair value because of the short maturity of these instruments.


(o)  Comprehensive Income (Loss)

The Company applies the provisions of SFAS No. 130, "Reporting Comprehensive Income" which requires the company to report in its financial statements, in addition to its net income, comprehensive income, which includes all changes in equity during a period from non-owner sources. The Company's total comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the Statement of Stockholders' Equity.


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


(q)  Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS 137, (Accounting for Derivative Instruments and Hedging Activities -- Deferral of the effective date of SFAS No. 133 -- an Amendment of SFAS No. 133) is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000, SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", was issued to provide additional implementation guidance related to SFAS 133. These statements are not expected to have a material effect on the Company's financial position or results of operations as it currently does not have any derivative instruments or hedging activities.

Other pronouncements issued by the FASB or other authoritative accounting standard groups with future effective dates are either not applicable or are not significant to the financial statements of Mercator.

(r)  Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the 2000 presentation.


(s) Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred and totaled approximately $7 million, $5 million and $3 million for the years ended December 31, 2000, 1999 and 1998, respectively.

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

The Company purchased all of the outstanding share capital of Braid for approximately $110.2 million excluding approximately $20 million of contingent consideration to be paid upon the achievement of certain performance criteria. The purchase price included (1) $30 million in cash, (2) 2,207,258 shares of the Company's common stock valued at approximately $63.7 million, (3) the issuance of 434,622 Company stock options, with a fair value of approximately $12 million, in exchange for all outstanding Braid stock options, and (4) approximately $4.5 million in fees and acquisition related expenses. The excess of the purchase price over the fair value of the net assets acquired was allocated to identifiable intangible assets of $39.0 million, which are amortized on a straight-line basis over periods of 3 to 5 years, with the remainder allocated to goodwill which is amortized on a straight-line basis over 5 years.

During April 2000, the Company determined that the operating targets for contingent consideration had been achieved. Mercator Software elected to pay the contingent consideration by issuing common shares and, in accordance with the terms of the contract, the number of shares to be issued were determined to be 218,302. These shares are recorded in the Company's financial statements at a value of $71.615 per share, the closing price of the stock on the date the number of shares to be issued was determined. In September 2000 Mercator Software approved an additional $1.7 million cash payment to the shareholders of Braid as the final component of contingent consideration. This payment was made in October, 2000. The combined $17.3 million contingent consideration was added to goodwill and is amortized on a straight line basis over the remaining life.

In December 2000 management determined that certain Braid products did not support Mercator Software's focus on e-business integration and that the Company would phase out these products. Consequently, $11.2 million of identifiable intangible asset net book value relating to these products was included in the intangibles impairment charge in the statement of operations for the year ended December 31, 2000.


(b)  Novera Software, Inc.

In September 1999, the Company completed the acquisition of all of the outstanding shares of Novera Software, Inc., ("Novera") a Delaware corporation, pursuant to the Agreement and Plan of Reorganization (the "Merger Agreement") by and among the Company and each shareholder of Novera.

Novera developed, marketed, and supported Web application integration solutions, which enabled organizations to integrate Web-based applications such as customer self-service, customer relationship management and online retailing with back-end legacy data.

Pursuant to the terms of the Merger Agreement, the Company purchased all of the outstanding share capital of Novera for approximately $58.2 million. The purchase price included (1) 1,789,916 shares of the Company's common stock valued at approximately $46.6 million, (2) the issuance of options to purchase 369,142 shares of the Company's common stock, with a fair value of approximately $9.6 million, in exchange for all outstanding Novera stock options, and (3) approximately $2.0 million in fees and acquisition related expenses. The excess of the purchase price over the fair value of the net assets acquired was estimated at $49.4 million including the effect of recording $3.7 million of deferred tax assets related to acquired net operating losses. The excess purchase price was being amortized on a straight-line basis over a 3 year period.

In the fourth quarter of 2000 the Company closed Novera's operations when it determined that Novera no longer supported its focus on e-business integration. Consequently, the remaining $28.6 million net book value of Novera goodwill was included in the intangibles impairment charge in the statement of operations for the year ended December 31, 2000.

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


(d)  Pro forma results of operations

The following unaudited pro forma consolidated results of operations are presented as if the Braid, Novera, and SCP acquisitions had been made at the beginning of the periods presented as well as the results that are already included in the historical financial statements from the date of acquisition:


                                                             Unaudited
                                                             ---------
                                                              1999                 1998
                                                              ----                 ----
Revenues                                                  $104,529              $75,715
Net loss                                                 $(37,249)            $(40,246)
Net loss per share:
   Basic                                                   $(1.37)              $(1.65)
   Diluted                                                 $(1.37)              $(1.65)
Weighted average shares outstanding:
   Basic                                                27,166,359           24,327,890
   Diluted                                              27,166,359           24,327,890

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

(3)  Furniture, Fixtures, and Equipment

Furniture, fixtures and equipment consist of the following (in thousands):


                                                                    December 31,
                                                                    ------------                  Useful Life
                                                               2000               1999               Range
                                                               ----               ----               -----
Computer systems                                           $ 14,473             $ 9,013             3-4 years
Furniture and fixtures                                        2,546               1,716             5-10 years
Office equipment                                              1,194                 995             5 years
Leasehold improvements                                        1,324                 606             5 years
Automobiles                                                     362                 413             4 years
                                                           --------             -------
                                                             19,899              12,743
Less accumulated depreciation and amortization              (9,892)             (6,227)
                                                           --------             -------
                                                           $ 10,007             $ 6,516
                                                           ========             =======

Depreciation expense was $3,897,000, $2,332,000 and $826,000 for the years ended December 31, 2000, 1999, and 1998 respectively. Computer systems and equipment under capital leases included in the above totals, net of accumulated depreciation, were $1,038,000 as of December 31, 2000.

(4)  Long-Term Debt

In February 2000 the Company entered into a three-year agreement with Fleet Bank for a $20 million line of credit for general corporate purposes, including working capital, leasehold improvements and equipment and certain acquisition purposes. Borrowings under the agreement bear interest at rates equal to the prime rate, LIBO rate plus one percentage point or a similar rate depending on the type and term of the borrowing. The agreement includes an unused commitment fee of 0.16 percent per annum and permits the issuance of letters of credit against the facility. Any outstanding letter of credit reduces the availability of further borrowings against the facility by the amount of the letter of credit. The agreement requires the Company to comply with certain financial covenants. The agreement expires February 28, 2003. Since inception no amounts have been borrowed under this agreement.

In June 2000 the Company drew a $1.2 million letter of credit against the facility in connection with a new headquarters office lease. As a result of operating losses sustained during the quarter ended September 30, 2000 the Company violated certain financial covenants in the agreement. In November 2000 Fleet Bank notified the Company that it would only make advances under the agreement on a discretionary basis. At Fleet Bank's request the Company provided a $1.5 million restricted collateral deposit as security for the outstanding letter of credit. (See Note (14) - Subsequent Events)

Prior to 1999 the Company had a line of credit facility with The Bank of New York, which provided for Company borrowings equal to the lesser of $4,000,000 or the sum of 80% of eligible accounts receivable, and a lesser percentage of certain other receivables. Borrowings could take the form of prime rate loans (which bear interest on borrowings at either the bank's prime rate plus 1.0%) or LIBOR rate loans (which bear interest at the LIBOR rate plus 3.0%). The Company's obligations under this credit line were secured by substantially all of the Company's assets. This line of credit expired in November, 1998.

Borrowing costs and effective interest rates under these agreements were as follows (in thousands):


                                       Years ended December 31,
                                       ------------------------
                                   2000          1999          1998
                                   ----          ----          ----

Interest expense                    $ 6          $ --          $ --
Guarantee fees                       --            --            --
Commitment fees                      29            --            11
                                   ----          ----          ----

                                   $ 35          $ --          $ 11
                                   ====          ====          ====

(5)  Stockholders' Equity

(a)  Preferred Stock

The Company has authorized 5,000,000 shares of Preferred Stock which may be issued by the Board of Directors on such terms and with such rights, preferences, and designations as the Board may determine without any vote of the stockholders. There were no shares outstanding at December 31, 2000 or 1999.


(b)  Common Stock

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

In April 1999, the Company completed a two-for-one common stock split in the form of a stock dividend. The accompanying consolidated financial statements and notes have been retroactively adjusted to reflect this common stock split.

In June 2000, the number of authorized shares of common stock was increased to 190 million.


(c)  Stock Purchase Warrants

At December 31, 1996, certain owners of preferred and common stock held an aggregate of nine warrants to purchase 1,979,638 shares of common stock at $1.00 per share, and are exercisable at the holders' discretion. During 1997 and 1998, warrants were exercised into an aggregate of 593,654 and 102,200 shares, respectively. As these warrants were exercised on a net exercise basis, no proceeds were received by the Company. Also, in connection with the secondary public offering in 1998, one of the remaining warrants was sold to the underwriters and subsequently exercised into 764,562 shares with total proceeds of approximately $764,600. During 1999, one warrant was exercised into 455,412 shares. As this warrant was exercised on a net exercise basis, no proceeds were received by the Company. No warrants were exercised during 2000. At December 31, 2000, there are four warrants remaining which are exercisable into 63,810 shares, and expire in June 2002.


(d)  Stock Option Plans

The Company established the Equity Incentive Stock Option Plan ("Equity Plan") in May 1997 which replaced the 1993 Stock Option Plan. The Equity Plan, as amended, provides that the Company may grant options to employees to purchase up to 6,700,000 shares of the Company's common stock. The Company granted 4,842,800 and 1,473,400 options under the Plan in 2000 and 1999, respectively, at exercise prices from $2.96 to $139.00 and $11.53 to $58.75 per share, respectively. No options may be granted for a term greater than 10 years. All options granted in 2000 and 1999 were granted with exercise prices equal to fair value on the grant date.

In addition, the Company established a Directors Stock Option Plan ("Directors Plan") in May 1997 which authorizes the issuance of options to directors to purchase 450,000 shares of the Company's stock. During 2000, 206,000 shares were granted at exercise prices from $5.063 to $77.688 per share. In 1999, 60,000 shares were granted at exercise prices from $17.38 to $24.75 per share.

In connection with the Braid acquisition in March 1999, all outstanding Braid options were converted to Mercator Software options based on a conversion factor. The Company granted 434,600 options; 85,700 exercisable at $2.05 per share and 348,900 exercisable at $3.72 per share. These options vest quarterly, as they maintain the same terms as under the Braid option plan.

As a result of the Novera acquisition in September 1999, all outstanding Novera options were converted to Mercator Software options based on a conversion factor. The Company granted 369,100 options; 50,400, 12,500, 241,900, and 64,300 exercisable at $0.49, $1.71, $1.95, and $2.44, respectively. Due to a clause in the Novera stock option plan, the acquisition triggered an eighteen month acceleration of the vesting schedule for all acquired options. These options continue to vest quarterly, as all other terms are the same as under the Novera option plan.

During September 2000, the Company's Board of Directors approved a policy of granting options annually during the first quarter of each year, as well as a special grant of 1,306,305 options to employees in September 2000 at a market price of $16.50. Half of these options will vest quarterly and will be fully vested one year from the date of grant. The second half of the options will vest quarterly on a multi-year schedule. The first twenty-five percent will vest quarterly over eighteen months, with the balance vesting over the following three years. Board members, including the Company's President and Chief Executive Officer, were excluded from the grant.

During November 2000, the Company's Board of Directors approved an offer to exchange the first half of the September 2000 grant, of which 615,465 were exchanged for an equal amount of options priced at the market price of $5.063 per option. The new options vest quarterly over a twelve-month period. According to FIN 44, if the exercise price of a fixed stock option award is reduced, the award shall be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. In accordance with FIN 44 and Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans", the Company recorded a variable non-cash compensation charge of $67,000 on the 615,465 replacement options which had a fair market value of $5.375 at December 31, 2000.

During the fourth quarter of 2000, the Company recorded a non-cash compensation charge of $958,000 as a result of accelerated vesting and extension of option terms in connection with severance agreements for certain officers. The Company accounted for this charge in accordance with APB 25 and FIN 44.

(e)  Stock Option Activity

In 1998 and 1997 the Company recorded deferred compensation expense in connection with the grant of certain options to employees representing the difference between the quoted market price of the stock at the grant date and the exercise price of the options. This amount is presented as a reduction of stockholders equity and is amortized on a straight-line basis over the vesting period of the applicable options. Transactions under the Equity Plan and the Directors Plan are summarized on a straight-line basis below:

                                                                                                        Weighted
                                                                                      Number             Average
                                                                                   of shares      Exercise Price
                                                                                   ---------      --------------
Shares under option at December 31, 1997                                           2,726,914               $0.92
   Exercised                                                                       (330,412)               $0.41
   Granted                                                                         1,272,000              $10.97
   Cancelled                                                                        (19,000)               $5.97
                                                                                    --------

Shares under option at December 31, 1998                                           3,649,502               $4.42
   Exercised                                                                       (980,767)               $2.87
   Granted                                                                         1,533,445              $19.62
   Issued in connection with acquisitions                                            803,760               $2.67
   Cancelled                                                                       (203,015)              $15.81
                                                                                   ---------

Shares under option at December 31, 1999                                           4,802,925              $10.31
   Exercised                                                                     (1,610,526)               $1.96
   Granted                                                                         5,048,803              $21.66
   Cancelled                                                                     (1,861,207)              $21.38
                                                                                 -----------              ------

Shares under option at December 31, 2000                                           6,379,995              $18.17
                                                                                   =========              ======

Options exercisable were as follows:
   December 31, 2000                                                               1,704,672              $11.90
   December 31, 1999                                                               1,848,583               $1.93
   December 31, 1998                                                               1,615,202               $0.46

The options repriced in November 2000 are reflected in the above summary as options granted and options cancelled. Options were granted during 2000 at exercise prices between $2.96 and $139.00 per share, during 1999 at exercise prices between $0.49 and $58.75 per share and during 1998 at exercise prices between $5.96 and $22.29 per share. There were 1,188,902 shares available for grant under the option plans at December 31, 2000.

The following table summarizes information about employee stock options outstanding and exercisable at December 31, 2000:


                                                        Weighted
                                     Options             Average           Weighted           Options              Weighted
       Range of Option           Outstanding           Remaining            Average       Exercisable               Average
       Exercise Prices           At 12/31/00    Contractual Life     Exercise Price       at 12/31/00        Exercise Price
      $0.1650  -    $3.3750          943,207                7.73            $2.7778           571,144               $2.4939
      $3.6250  -    $4.5000          402,073                8.92            $3.9063           111,139               $3.8253
      $4.5630  -    $5.0630          692,965                3.62            $5.0564            24,000               $5.0630
      $5.1313  -   $13.8750          657,460                7.53            $7.5518           298,260               $7.5207
     $15.0000  -   $16.5000          770,279                9.70           $16.3852            20,764              $16.4632
     $16.8130  -   $17.7657          710,900                8.99           $17.0817           285,899              $17.0210
     $17.8750  -   $26.1250          724,419                8.47           $21.8364           273,610              $21.6501
     $26.1880  -   $39.0630        1,006,242                9.33           $33.5608            93,481              $37.6346
     $39.8750  -  $130.0000          471,950                9.18           $61.1293            26,375              $53.9690
     $139.000  -  $139.0000              500                9.20          $139.0000                 0               $0.0000

                                -------------    ----------------    ---------------    --------------     -----------------
      $0.1650  -  $139.0000        6,379,995                8.16           $18.1713         1,704,672              $11.9011
      =======     =========        =========                ====           ========         =========              ========

As discussed in note 1, the Company applies APB 25 and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair value of the underlying common stock on the date of grant, no compensation expense has been recognized for its stock option grants to employees and directors. Had compensation expense for the Company's stock option grants been determined based on the fair value at the grant date for awards consistent with the method of SFAS No. 123, the Company's net income or loss would have resulted in the pro forma amounts for each year indicated below (in thousands except per share data):


                                                                 2000                   1999             1998
                                                                 ----                   ----             ----
Net income - as reported                                   $ (98,092)             $ (16,268)          $ 7,157
Net income - pro forma                                     $(162,283)             $ (35,353)          $ 5,013
Earnings per share - as reported:
   Basic                                                      $(3.36)                $ (.64)             $.35
   Diluted                                                    $(3.36)                $ (.64)             $.30
Earnings per share - pro forma:
   Basic                                                     $ (5.57)               $ (1.39)             $.25
   Diluted                                                   $ (5.57)               $ (1.39)             $.21

The weighted average fair value of each option granted in 2000, 1999, and 1998 was $21.66, $16.85 and $10.97, respectively. These values are based on estimates on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:


                                                    2000                    1999                           1998
                                                    ----                    ----                           ----
  Risk-free interest rate                      4.98% to 6.35%          6.82% to 6.85%                 4.49% to 5.77%
  Expected life in years                             6                        6                             6
  Expected volatility                               126%                    79.7%                          65%
  Expected dividend yield                            0%                      0%                             0%

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

(g)  Employee Stock Purchase Plan

The Company established an Employee Stock Purchase Plan which reserves a total of 1,500,000 shares of the Company's common stock for issuance thereunder. The plan permits eligible employees to acquire shares of the Company's common stock through payroll deductions subject to certain limitations. The shares are acquired at 85% of the fair market value. As of December 31, 2000, 557,495 shares had been purchased under the plan and 942,505 were remaining and available for grant.

(6)  Earnings per Share

Following are the components of common stock used to calculate Basic and Diluted earnings per share:


                                                                         Years ended December 31,
                                                                         ------------------------
                                                                 2000               1999               1998
                                                                 ----               ----               ----
Weighted average common shares
   outstanding (basic shares)                                    29,153,595         25,376,443         20,299,006
Dilutive effect of stock options and warrants                            --                 --          3,516,602
                                                              -----------------------------------       ---------

     Total diluted shares                                        29,153,595         25,376,443         23,815,608
                                                                 ==========         ==========         ==========

Diluted net loss per common share has not been presented separately for the years ended December 31, 2000 and 1999, as the outstanding stock options and warrants, representing 2,611,654 and 2,983,502 shares, respectively, of common stock equivalents accounted for under the treasury stock method, are anti-dilutive.

(7)  Employee Savings Plans

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code which provides for voluntary employee salary deferrals but does not require Company matching funds. The defined contribution plan covers substantially all employees. Prior to January 1, 2001 employees were eligible to contribute to the defined contribution plan upon completion of three months of service with the Company; effective January 1, 2001 the service period is reduced to approximately two weeks. Contributions are subject to established limitations as determined by the Internal Revenue Service. As of January 1, 1998, the Company amended the plan to include an employer match of 50% of participants' contributions up to 4%. The Company has made contributions to the plan of $553,000, $398,000 and $210,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

(8)  Income Taxes
Domestic and foreign pretax income (loss) are as follows (in thousands):


                                                                                  Years Ended December 31,
                                                                                  ------------------------
                                                                    2000                    1999                  1998
                                                                    ----                    ----                  ----
Domestic                                                      $ (58,056)                  $2,320                $3,460
Foreign                                                         (37,453)                (18,816)                 3,018
                                                                --------                --------                 -----

Total                                                         $ (95,509)              $ (16,496)               $ 6,478
                                                              ==========              ==========               =======

The provision for (benefit from) income taxes is comprised of the following for the years ended December 31, 2000, 1999 and 1998 (in thousands):

                                                                       2000                  1999                1998
                                                                       ----                  ----                ----
Current:
  Federal                                                               $--               $ 2,814               $ 257
  State                                                                 350                   649                 302
  Foreign                                                               933                   167                 180
                                                                        ---                   ---                 ---
     Total current provision                                        $ 1,283               $ 3,630                $739
                                                                    =======               =======                ====

Deferred:
  Federal                                                           $ 7,253             $ (1,315)           $ (1,200)
  State                                                                  21                    11               (218)
  Foreign                                                           (5,974)               (2,554)                  --
                                                                    -------               -------             -------
     Total deferred tax provision (benefit)                           1,300               (3,858)             (1,418)
                                                                    -------               -------             -------
     Total income tax provision (benefit)                           $ 2,583               $ (228)             $ (679)
                                                                    =======               =======             =======

A provision has not been made for U.S. tax on cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

The components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                    Purchase     Stock-based
                                              December 31, 1999   Accounting    Compensation   2000 Provision   December 31, 2000
                                              -----------------   ----------    ------------   --------------   -----------------
Deferred tax assets:
  Net operating loss carryforwards                      $ 6,971        $ 579        $ 12,043           $3,077             $22,670
  Federal tax credit carryforwards                        1,683                                           711               2,394
  Deferred revenue                                          467                                         (467)                 ---

  Allowance for doubtful accounts                           501                                         1,160               1,661
  Accrued expenses                                          610                                           863               1,473
  Depreciation                                                                                            118                 118
  Other                                                     352                           --            (418)                (66)
                                                       --------       ------        --------        ---------            --------

     Total deferred tax assets                           10,584          579          12,043            5,044              28,250

Deferred tax liabilities:
  Acquired intangibles other than goodwill              (12,254)        2,579                            5,780             (3,895)
  Licensing contracts receivable                          (205)           --                               96               (109)
                                                       --------       ------        --------        ---------            --------

       Total deferred tax liabilities                  (12,459)        2,579                            5,876             (4,004)

  Valuation allowance                                        --        (579)        (12,043)         (12,220)            (24,842)
                                                       --------       ------        --------        ---------            --------
     Deferred tax assets (liabilities), net            $(1,875)       $2,579              --        $ (1,300)            $  (596)
                                                       ========       ======        ========        =========            ========

Net deferred taxes include $3.2 million and $10.4 million in current assets and $3.8 million and $12.3 million in long-term liabilities in 2000 and 1999, respectively.

The increase in deferred tax assets during 2000 results primarily from operating losses, including tax deductions arising from the exercise of stock options. Changes in the valuation allowance are reflected in the table above. The valuation allowance at December 31, 2000 includes $19.7 million related to operating loss carryforwards ($579,000 and $12.0 million for which subsequent recognition of these benefits will be applied to reduce goodwill and paid in capital, respectively.)

Based on the Company's judgmental assessment of present circumstances, the net deferred tax assets in excess of the valuation allowance will, more likely than not, be realized as a reduction of future taxable income in the near term. If actual future operating results differ from present expectations, the Company's judgment in this regard may change. If future increases in the valuation allowance are deemed necessary based on changed circumstances, the income tax provisions of future periods may be adversely affected.

As of December 31, 2000, the Company had net operating loss carryforwards totaling approximately $60.5 million which begin to expire between the years 2007 and 2020 ($37.5 million expires in 2020). The Company also has tax credit carryforwards of $2.4 million. $2.2 million expire between the years 2003 and 2015 and $200,000 carryforward indefinitely.

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                                                                      2000              1999             1998
                                                                                      ----              ----             ----
Income tax provision (benefit) at the federal statutory rate                       (34.0%)           (34.0%)            34.0%
Domestic goodwill and other non-deductible expenses                                  16.7%             13.9%             3.7%
State income taxes, net of federal tax effect                                         0.3%              2.6%             4.8%
Tax credit carryforwards                                                            (0.5%)            (1.9%)           (7.2%)
Effect of foreign rates (including impact of foreign goodwill)                        8.1%             24.1%               --
Change in valuation allowance                                                        12.5%            (6.4%)          (48.0%)
Other                                                                               (0.4%)             (.3%)             2.2%
                                                                                    ------             -----             ----

Effective tax provision (benefit) rate                                                2.7%            (1.4%)          (10.5%)
                                                                                      ====            ======          =======

Included in prepaid assets and other current assets are prepaid taxes of $75,000 and $1,095,000 at December 31, 2000 and 1999 respectively. Included in accrued expenses are current tax liabilities of $913,000 at December 31, 2000.


(9) Valuation Accounts
The Company estimates an allowance for doubtful accounts receivable, considering its customers' financial solvency, payment history and other factors. The movements in this account are summarized below (in thousands):


                                                                    2000                1999               1998
                                                                    ----                ----               ----
Balance at beginning of period                                   $ 1,766              $1,898               $471
Charged to costs and expenses                                      1,005                 200                838
Charged to other accounts                                          1,476               (244)                800
Deductions                                                         (631)                (88)              (211)
                                                                   -----                ----              -----

Balance at end of period                                          $3,616              $1,766             $1,898
                                                                  ======              ======             ======

Charges to costs and expenses represents the Company's annual charges to bad debt expense. Charges to other accounts include acquired allowances and subsequent utilization or reversal thereof. Deductions represent uncollectible accounts written-off, net of recoveries.

(10) Accrued Expenses and other Current Liabilities

Included in accrued expenses and other current liabilities as of December 31, 2000 and 1999, are compensation costs (regular payroll, commissions, bonuses, profit sharing, and other withholdings) of $9.2 million and $5.9 million, respectively.


(11) Commitments and Contingencies

The Company rents premises, furniture, fixtures, and equipment under operating leases which expire at various dates through 2013. Beginning in October 2001 the Company will lease new office space under a contract signed in 2000. Future minimum payments, by year and in the aggregate, under operating leases at December 31, 2000 are (In thousands):

Year
----

2001................................................................... $  4,353
2002...................................................................    5,198
2003...................................................................    5,081
2004...................................................................    4,478
2005...................................................................    4,492
2006 and thereafter....................................................   18,744
                                                                        --------

   Total............................................................... $ 42,346
                                                                        ========


Certain of the aforementioned leases provide for additional payments relating to taxes and other operating expenses. Rental expense for the years ended December 31, 2000, 1999, and 1998 under all operating leases aggregated approximately $2.9 million, $2.0 million and $1.4 million, respectively.

Certain litigation of a nature considered normal to its business is pending against the Company. Most significant legal proceedings are related to matters covered by insurance. Major contingencies are discussed below.

In February 2000 Mercator Software was named as a defendant in a complaint that includes causes of action for breach of contract, fraud and negligent misrepresentation in connection with certain software implementation work provided under contract by Mercator Software. In March 2000 the plaintiffs filed an amended complaint adding a claim of negligence in connection with the contract. The Company believes that the allegations in the amended complaint are without merit and intends to contest them vigorously.

Between August 23, 2000 and September 21, 2000 a series of fourteen purported securities class action lawsuits were filed in the United States District Court for the District of Connecticut, naming as defendants Mercator, Constance Galley and Ira Gerard. Kevin McKay was also named as a defendant in nine of these complaints. On or about November 24, 2000, these lawsuits were consolidated into one lawsuit captioned: In re Mercator Software, Inc. Securities Litigation,
                       ---------------------------------------------------
Master File No. 3:00-CV-1610 (GLG). The lead plaintiffs purport to represent a class of all persons who purchased Mercator's common stock from April 20, 2000 through and including August 21, 2000. Each complaint in the new consolidated action alleges violations of Section 10(b) and Rule 10b-5 through alleged material misrepresentations and omissions and seeks an unspecified award of damages. On January 26, 2001 the lead plaintiffs filed an amended complaint in the consolidated action with substantially the same allegations. Named as defendants in the amended complaint are Mercator, Constance Galley and Ira Gerard. The amended complaint in the consolidated action alleges violations of
Section 10(b) and Rule 10b-5 through alleged material misrepresentations and omissions and seeks an unspecified award of damages. Mercator filed a motion to dismiss the amended complaint on March 12, 2001. Mercator believes that the allegations in the amended complaint are without merit and intends to contest them vigorously.

Because the ultimate outcome of these pending litigation matters cannot be determined at this time, no provision for any liability or loss that may result from adjudication or settlement thereof has been made in the accompanying consolidated financial statements.

(12) Segment Information

The Company reports its segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance.

During 2000 Mercator Software classified its business activities into two reportable segments: Domestic and International. These segments are organized, managed and analyzed geographically. Information regarding the Company's operations in these two operating segments are set forth below. For consolidated results, the accounting policies of the operating segments are the same as those described in Note 1. There are no significant corporate overhead allocations or intersegment sales or transfers between the segments for the periods presented.

                                                                                  (In thousands)
                                                                          2000                  1999                 1998
                                                                          ----                  ----                 ----
Revenue:
   Domestic                                                           $ 87,580               $69,609             $ 39,955
   International                                                        50,710                29,016                5,361
                                                                        ------                ------                -----

      Total                                                          $ 138,290              $ 98,625             $ 45,316
                                                                     =========              ========             ========

Operating income (loss) before amortization of intangibles:
   Domestic                                                         $ (15,505)               $ 8,292              $ 1,756
   International                                                         5,966                 1,914                3,010
                                                                         -----                 -----                -----

      Total                                                            (9,539)                10,206                4,766
Amortization of intangibles                                           (46,863)              (27,689)                (303)
Intangibles impairment charge                                         (39,757)                    --                   --
Other income, net                                                          650                   988                2,014
Provision for (benefit from) income taxes                                2,583                 (227)                (679)
                                                                         -----                 -----                -----

Net income (loss)                                                    $(98,092)            $ (16,268)              $ 7,156
                                                                     =========            ==========              =======

Capital expenditures:
   Domestic                                                            $ 5,194               $ 3,766              $ 1,725
   International                                                         $ 986                 $ 797                 $ 77
Depreciation expense:
   Domestic                                                            $ 3,104                 $ 605                $ 758
   International                                                         $ 793               $ 1,727                 $ 68
Total assets:
   Domestic                                                            $52,710              $102,896              $70,766
   International                                                      $108,181              $123,919               $7,421

Revenues primarily relate to sales of the Mercator product line and are recorded in the country in which the sales office is located. The Company had no sales to any one customer in excess of 10% of total net revenues for the years ended December 31, 2000, 1999 and 1998.

The intangibles impairment charge of $39.8 million includes $11.2 million related to Braid and $28.6 million related to Novera. The Braid related charge is included in the operating results of the international segment and the Novera related charge is included in the operating results of the domestic segment.

(13) Condensed Quarterly Information (Unaudited)

The following condensed quarterly information has been prepared by management on a basis consistent with the Company's audited financial statements. Such quarterly information may not be indicative of future results. Amounts are in thousands, except per share data.

                                                                                        2000
                                                                                        ----
                                                                 First           Second          Third           Fourth
                                                                Quarter         Quarter         Quarter         Quarter
                                                                -------         -------         -------         -------
Total revenues                                                    $ 31,252        $ 35,696        $ 32,203        $ 39,139
Gross profit                                                        23,840          27,997          23,645          29,248
Net loss                                                          (11,497)        (17,788)         (8,640)        (60,169)
Net loss per share
   Basic and diluted                                               $ (.41)         $ (.61)         $ (.29)        $ (2.02)
Weighted average number of common and
   common equivalent shares outstanding:
   Basic and Diluted                                                28,207          29,100          29,530          29,778
                                                                                        1999
                                                                                        ----
                                                                First           Second          Third           Fourth
                                                               Quarter         Quarter         Quarter         Quarter
                                                               -------         -------         -------         -------
Total revenues                                                     $17,236         $23,644         $26,731         $31,013
Gross profit                                                        12,569          18,027          21,052          24,321
Net loss                                                             (220)         (4,536)         (3,468)         (8,045)
Net loss per share:
   Basic and diluted                                               $ (.01)         $ (.18)         $ (.14)         $ (.29)
Weighted average number of common and
   common equivalent shares outstanding:
   Basic and Diluted                                                22,839          25,374          25,625          27,668

The sum of the quarterly per share amounts does not agree to the respective annual amounts due to rounding.

(14) Subsequent Events

(a)  Letter of Credit

     In January 2001, in connection with its new headquarters facility lease, the Company increased its letter of credit with Fleet Bank to $2.5 million and the related restricted collateral deposit to $3.0 million.

(b)  Restricted Stock Sale

     In January 2001 the Company issued 228,180 shares of its restricted stock to Mitsui & Co, Ltd. for $2.0 million in cash as part of a transaction that anticipates the formation of a joint venture with Mitsui to market our products in Japan.

(c)  Line of Credit Agreement

     In March 2001 the line of credit agreement with Fleet Bank was terminated. Since inception no amounts were ever borrowed under the agreement.