Form 10-K, Exhibit 13
period 2001-12-31
MERCATOR SOFTWARE INC
filed 2002-03-18
CIK 1039276

                                                                      Exhibit 13



                             MERCATOR SOFTWARE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      Page

Independent Auditors' Report                                          F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000          F-3

Consolidated Statements of Operations for the years ended
    December 31, 2001, 2000 and 1999                                  F-4

Consolidated Statements of Stockholders' Equity for the years ended
    December 31, 2001, 2000 and 1999                                  F-5

Consolidated Statements of Cash Flows for the years ended
    December 31, 2001, 2000 and 1999                                  F-6

Notes to Consolidated Financial Statements                            F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mercator Software, Inc.:

We have audited the accompanying consolidated balance sheets of Mercator Software, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercator Software, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
February 6, 2002

                             MERCATOR SOFTWARE, INC.

                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                                      December 31,
                                                                           ----------------------------------
                                                                                 2001               2000
                                                                            ---------------    ---------------
                                                       ASSETS

Current assets:
Cash and cash equivalents ..................................................       $28,236            $18,327
Investments in marketable securities .......................................            --              3,420
Accounts receivable, less allowances of $3,884 and $3,616 ..................        28,966             38,920
Prepaid expenses and other current assets ..................................         3,021              3,626
Deferred tax assets ........................................................            --              3,181
                                                                            ---------------    ---------------
         Total current assets ..............................................        60,223             67,474

Furniture, fixtures and equipment, net .....................................         9,230             10,007
Goodwill and other intangible assets, net ..................................        54,132             81,578
Restricted collateral deposits .............................................         2,980              1,500
Other assets ...............................................................           413                332
                                                                            ---------------    ---------------
         Total assets ......................................................      $126,978           $160,891
                                                                            ===============    ===============

                                         LIABILITES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable ...........................................................       $ 7,632            $ 6,706
Accrued expenses and other current liabilities .............................        22,424             19,532
Current portion of deferred revenue ........................................        22,280             17,825
                                                                            ---------------    ---------------
         Total current liabilities .........................................        52,336             44,063

Deferred revenue, less current portion .....................................           917                976
Long-term deferred tax liability ...........................................         2,418              3,777
Other long-term liabilities ................................................         2,227                669
                                                                            ---------------    ---------------
         Total liabilities .................................................        57,898             49,485
                                                                            ---------------    ---------------

Stockholders' equity:
Convertible preferred stock: $.01 par value; authorized 5,000,000 shares;
     no shares issued and outstanding.......................................            --                 --
Common Stock: $.01 par value; authorized 190,000,000 shares; issued and
     outstanding 32,885,228 shares and 29,846,902 shares....................           329                298
Additional paid-in capital..................................................       249,090            228,035
Deferred compensation.......................................................           (82)              (406)
Accumulated deficit.........................................................      (178,220)          (114,760)
Accumulated other comprehensive income......................................        (2,037)            (1,761)
                                                                            ---------------    ---------------
         Total stockholders' equity.........................................        69,080            111,406
                                                                            ---------------    ---------------
         Total liabilities and stockholders' equity.........................     $ 126,978          $ 160,891
                                                                            ===============    ===============



          See accompanying notes to consolidated financial statements.

                             MERCATOR SOFTWARE, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                                                          Years ended December 31,
                                                                        --------------------------------------------------------
                                                                             2001                2000                1999
                                                                        ----------------    ----------------    ----------------
Revenues:
Software licensing .....................................................        $59,004             $78,825             $56,820
Services ...............................................................         33,358              32,883              23,208
Maintenance ............................................................         33,911              26,582              18,597
                                                                        ----------------    ----------------    ----------------
     Total revenues ....................................................        126,273             138,290              98,625
                                                                        ----------------    ----------------    ----------------
Cost of revenues:
Software licensing .....................................................            860               1,537               1,286
Services (exclusive of non-cash stock option re-pricing charges of
    $259, $0 and $0, respectively) .....................................         27,403              25,402              16,319
Maintenance (exclusive of non-cash stock option re-pricing charges
    of $77, $0 and $0, respectively) ...................................          7,082               6,621               5,051
Stock option re-pricing charge .........................................            336                  --                  --
Amortization of intangibles ............................................          3,845               7,399               6,155
Intangibles impairment charge ..........................................             --              11,200                  --
                                                                        ----------------    ----------------    ----------------
     Total cost of revenues ............................................         39,526              52,159              28,811
                                                                        ----------------    ----------------    ----------------

     Gross profit ......................................................         86,747              86,131              69,814
                                                                        ----------------    ----------------    ----------------
Operating expenses:
Product development (exclusive of non-cash stock option re-pricing
    charges of $226, $0 and $0, respectively) ..........................         19,674              21,189              15,276
Selling and marketing (exclusive of non-cash stock option re-pricing
    charges of $477, $0 and $0, respectively) ..........................         63,274              68,861              41,187
General and administration (exclusive of non-cash stock option re-
    pricing charges of $185, $67 and $0, respectively) .................         30,736              24,152               9,300
Stock option re-pricing charge .........................................            888                  67                  --
Amortization of intangibles ............................................         23,603              39,464              21,534
Intangibles impairment charge ..........................................             --              28,557                  --
Restructuring charge ...................................................          8,111                  --                  --
                                                                        ----------------    ----------------    ----------------
     Total operating expenses ..........................................        146,286             182,290              87,297
                                                                        ----------------    ----------------    ----------------

     Operating loss ....................................................        (59,539)            (96,159)            (17,483)

Interest income (expense), net .........................................            (61)                650                 987
                                                                        ----------------    ----------------    ----------------

Loss before income taxes ...............................................        (59,600)            (95,509)            (16,496)
Provision for (benefit from) income taxes ..............................          3,860               2,583                (228)
                                                                        ----------------    ----------------    ----------------

Net loss ...............................................................       $(63,460)           $(98,092)          $ (16,268)
                                                                        ================    ================    ================

Net loss per share:
     Basic .............................................................        $ (2.08)             $(3.36)          $   (0.64)
     Diluted ...........................................................        $ (2.08)             $(3.36)          $   (0.64)
Weighted average shares outstanding:
     Basic .............................................................         30,536              29,154              25,376
     Diluted ...........................................................         30,536              29,154              25,376

          See accompanying notes to consolidated financial statements.

                                                          MERCATOR SOFTWARE, INC.

                                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                 (In thousands)


                                              Common Stock                                                 Accumulated
                                             --------------     Additional                                    Other
                                                       Par       Paid-In     Deferred      Accumulated    Comprehensive
                                             Shares   Value      Capital   Compensation      Deficit          Income        Total
                                             ------   -----     --------   ------------      -------          ------      --------
Balance at December 31, 1998 ............... 22,283   $ 223    $  63,845    $  (1,431)     $    (400)           $ (338)  $ 61,899
Net loss ...................................     --      --           --           --        (16,268)              --     (16,268)
Currency translation adjustment ............     --      --           --           --             --              (157)      (157)
                                                                                                                          --------
Total comprehensive (loss) .................                                                                              (16,425)
                                                                                                                          --------
Stock option exercises .....................    981       9        2,807           --             --                --      2,816
Purchases under employee stock plan ........    118       1        1,268           --             --                --      1,269
Exercise of warrants on a net basis ........    455       5           (5)          --             --                --         --
Shares and options issued in connection
    with Braid acquisition .................  2,207      22       75,685           --             --                --     75,707
Shares and options issued in connection
    with Novera acquisition ................  1,790      18       56,135           --             --                --     56,153
Amortization of deferred compensation ......     --      --           --          548             --                --        548
Tax benefit of options exercised ...........     --      --        5,686           --             --                --      5,686
                                             ------   -----     --------   ------------    ---------           -------    --------

Balance at December 31, 1999 ............... 27,834     278      205,421         (883)       (16,668)             (495)   187,653
Net loss ...................................     --      --           --           --        (98,092)               --    (98,092)
Currency translation adjustment ............     --      --           --           --             --            (1,266)    (1,266)
                                                                                                                          --------
Total comprehensive (loss) ................                                                                               (99,358)
                                                                                                                          --------
Stock option exercises ....................   1,612      16        3,222           --             --                --      3,238
Purchases under employee stock plan .......     183       2        2,844           --             --                --      2,846
Shares issued in connection with Braid
    acquisition ...........................     218       2       15,635           --             --                --     15,637
Amortization of deferred compensation .....      --      --         (112)         477             --                --        365
Employee stock option re-pricing ..........      --      --           67           --             --                --         67
Compensation related to modifications of
    fixed option awards ...................      --      --          958           --             --                --        958
                                             ------   -----     --------   ------------    ---------           -------    --------

Balance at December 31, 2000 ..............  29,847     298      228,035         (406)      (114,760)           (1,761)   111,406
Net loss ..................................      --      --           --           --        (63,460)               --    (63,460)
Currency translation adjustment ...........      --      --           --           --             --              (276)      (276)
                                                                                                                          --------
Total comprehensive (loss) ................                                                                               (63,736)
                                                                                                                          --------
Stock option exercises ....................     252       4          536           --             --                --        540
Purchases under employee stock plan .......     330       3        1,694           --             --                --      1,697
Issuance of Common Stock to Mitsui ........     228       2        1,633           --             --                --      1,635
Issuance of Common Stock in private
    placement .............................   2,228      22       14,429           --             --                --     14,451
Amortization of deferred compensation .....      --      --           --          324             --                --        324
Employee stock option re-pricing ..........      --      --        1,224           --             --                --      1,224
Issuance of warrants to non-employees .....      --      --        1,289           --             --                --      1,289
Compensation related to modifications of
    fixed stock option awards .............      --      --          250           --             --                --        250
                                             ------   -----     --------   ------------    ---------           -------    --------
Balance at December 31, 2001 ..............  32,885   $ 329    $ 249,090    $     (82)     $(178,220)          $(2,037)  $ 69,080
                                             ======   =====     ========   ============    =========           =======    ========

          See accompanying notes to consolidated financial statements.

                             MERCATOR SOFTWARE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                          Years ended December 31,
                                                                               -----------------------------------------------
                                                                                   2001             2000             1999
                                                                               -------------    -------------    -------------
Cash flows from operating activities:
Net (loss) ....................................................................    $(63,460)        $(98,092)       $ (16,268)
Adjustment to reconcile net (loss) to net cash provided (used)
   by operating activities:
Depreciation and amortization .................................................      32,348           50,760           30,021
Intangibles impairment charge .................................................          --           39,757               --
Amortization of deferred compensation .........................................         324              365              548
Employee stock option repricing ...............................................       1,224               67               --
Issuance of warrants to non-employees .........................................       1,076               --               --
Compensation related to modifications of fixed stock option awards ............         250              958               --
Provisions for losses on accounts receivable ..................................       1,434            1,005             (604)
Deferred taxes ................................................................       1,822            1,300           (3,858)
Changes in operating assets and liabilities:
Accounts receivable ...........................................................       8,702           (3,939)         (15,783)
Prepaid expenses and other current assets .....................................         602             (717)             242
Other assets ..................................................................        (160)              22             (161)
Accounts payable ..............................................................         926            2,926             (105)
Accrued expenses and other current liabilities ................................       4,621           11,101           (4,857)
Deferred revenue ..............................................................       4,395            5,771            2,419
                                                                               -------------    -------------    ------------
   Net cash provided (used) by operating activities............................      (5,896)          11,284           (8,406)
                                                                               -------------    -------------    ------------
Cash used by investing activities:
Purchase of furniture, fixtures and equipment .................................      (3,475)          (6,180)          (4,563)
Acquisitions, net of cash acquired ............................................          --           (1,823)         (22,836)
Net sales of marketable securities ............................................       3,420            2,228           27,164
Restricted collateral deposits ................................................      (1,480)          (1,500)              --
Other .........................................................................          --               --             (474)
                                                                               -------------    -------------    -------------

   Net cash (used) by investing activities ....................................      (1,535)          (7,275)            (709)
                                                                               -------------    -------------    -------------

Cash flows from financing activities:
Net proceeds from private placement issuance ..................................      14,664               --               --
Net proceeds from Mitsui issuance .............................................       1,635               --               --
Repayment of long-term debt ...................................................          --               --              (73)
Principal payments under capital leases .......................................        (499)            (258)              (5)
Proceeds from exercise of stock options .......................................         540            3,238            2,816
Proceeds from employee stock plan .............................................       1,697            2,846            1,269
                                                                               -------------    -------------    -------------

     Net cash provided by financing activities ................................      18,037            5,826            4,007
                                                                               -------------    -------------    -------------

Effect of exchange rate changes on cash .......................................        (697)            (745)            (788)
                                                                               -------------    -------------    -------------

Net change in cash ............................................................       9,909            9,090           (5,896)
Cash at beginning of period ...................................................      18,327            9,237           15,133
                                                                               -------------    -------------    -------------

Cash at end of period .........................................................    $ 28,236         $ 18,327         $  9,237
                                                                               =============    =============    =============

Supplemental information:
Cash paid for:
      Interest ................................................................     $   232          $   151               --
      Income taxes ............................................................     $   653          $   491         $  2,360
Non-cash investing and financing activities:
      Acquisition of equipment under capital leases ...........................     $   330         $  1,324               --
      Net exercise of warrants ................................................          --               --           $    5
      Issuance of stock and stock options in connection with acquisitions .....          --         $ 15,637        $ 131,860
      Issuance of warrants in connection with financing .......................     $   213               --               --

          See accompanying notes to consolidated financial statements.

                            MERCATOR SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Mercator Software, Inc. and its consolidated subsidiaries (collectively referred to herein as "Mercator" or the "Company") develops, markets, licenses, and supports computer software and related services which allow organizations to integrate their business applications within the enterprise and with outside business partners. The Company's customers are located primarily throughout the United States and Western Europe.

   (a)  Principles of Consolidation

     The consolidated financial statements include the accounts of Mercator Software, Inc. and all subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

   (b)  Reclassifications

     Certain reclassifications have been made to the prior years' financial statements to conform to the 2001 presentation.

   (c)  Use of Estimates

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   (d)  Revenue Recognition

     The Company generates revenue from sales of software licenses, various reseller arrangements, professional service arrangements and software maintenance contracts. The Company recognizes revenue in accordance with Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants.

     The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements" in December 1999. SAB 101, as amended, provides further interpretive guidance for publicly traded companies on the recognition, presentation, and disclosure of revenue in their financial statements.

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

     Maintenance contract revenues are recognized ratably over the terms of the contracts, which can range from one to four years. The unrecognized portion of maintenance revenue is classified as deferred maintenance revenue in the accompanying consolidated balance sheets.

     For multiple-element arrangements the Company applies the residual method prescribed by SOP 98-9. In these arrangements, revenue applicable to undelivered elements, principally maintenance, training and implementation services, are allocated among the elements based on vendor-specific objective evidence ("VSOE") of fair value of those elements. VSOE is established by reference to the price the customer would be required to pay when it is sold separately. Revenue applicable to the delivered elements is deemed equal to the remainder/residual amount of the fixed contract price. Assuming none of the undelivered elements are essential to the functionality of any of the delivered elements, the Company recognizes the residual revenue attributed to the delivered elements when all other criteria for revenue recognition for those elements have been met.

     In multiple-element arrangements in which significant modifications or additions to off-the-shelf software are necessary to meet the customer's purpose or the sale of services are essential to the functionality of the software being delivered, the entire arrangement (software and services) is accounted for on a percentage of completion basis in direct proportion to the services provided.

                            MERCATOR SOFTWARE, INC.

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

   (e)  Product Development Costs

     Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," requires that software development costs: (i) be expensed as incurred until technological feasibility (as defined therein) is achieved; and (ii) capitalized subsequent to achieving technological feasibility and prior to the product being available to customers. The establishment of technological feasibility of the Company's products has essentially coincided with the products' general release to customers. Accordingly, the Company has expensed all software development costs as incurred.

   (f)  Advertising and Sales Promotion Costs

     Advertising and sales promotion costs are expensed as incurred and totaled approximately $5.2 million, $6.9 million and $4.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

   (g)  Furniture, Fixtures and Equipment

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

   (h)  Intangible Assets and Goodwill

     Intangible assets are comprised of the excess of the purchase price and related acquisition costs over the fair value assigned to the net tangible assets of the business acquired in a purchase business combination. The purchase price of businesses acquired is allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values with any amount in excess of such allocations designated as goodwill. Intangible assets, including goodwill, are amortized over their estimated useful lives, which range from three to five years. As of December 31, 2001 and 2000, the Company had intangible assets of $11.5 million and $17.5 million, net of accumulated amortization of $16.7 million and $10.8 million, respectively. These amounts include approximately $8.3 million and $12.2 million of purchased technology related to the Braid acquisition as described below, net of accumulated amortization of $10.9 million and $7.0 million, respectively. As of December 31, 2001 and 2000, the Company had goodwill of $42.6 million and $64.1 million, net of accumulated amortization of $58.1 million and $36.6 million, respectively.

   (i)  Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for any portion of the deferred tax assets that are not more likely than not to be realized.

   (j)  Earnings per Share

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

                            MERCATOR SOFTWARE, INC.

   (k)  Cash Equivalents

     The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

   (l)  Investments in Marketable Securities

     Marketable securities at December 31, 2000 consisted of fixed income securities, government securities, and corporate bonds. Since all marketable securities are bought and held principally for the purpose of selling them in the near term, they are all classified as trading securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Trading securities are recorded at fair value and any unrealized holding gains and losses are reflected in earnings.

   (m) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of and Goodwill

     The Company re-evaluates the carrying value of long-lived assets and certain identifiable intangibles, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The following represent types of conditions that would potentially trigger an impairment assessment of the carrying amount of enterprise level goodwill: change in strategic direction or focus of the Company; recurring losses; significant downturn of the economy; or significant new technological developments. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   (n)  Stock Options

     The Company accounts for stock-based transactions in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to measure stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and comply with the disclosure provisions of SFAS No. 123. Under the provisions of APB 25, no compensation cost for stock options is recognized for fixed stock option awards granted with an exercise price at or above the fair value of the underlying Common Stock on the date of the grant. For options granted with an exercise price less than fair value of the underlying Common Stock on the date of the grant, the related compensation expense is amortized on a straight-line basis over the vesting period.

     FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") provides guidance for applying APB No. 25, "Accounting for Stock Issued to Employees" and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB No. 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. With certain exceptions, FIN 44 applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status on or after July 1, 2000. In accordance with FIN 44, fixed stock options that are re-priced subsequent to the original grant date require variable accounting until the option has been exercised, is forfeited, or expires unexercised. Further, to the extent the Company's stock-based compensation awards are or become subject to "variable accounting" because of the implementation of FIN 44, significant periodic fluctuations in the price of the Company's Common Stock may have a material impact on stock-based compensation expense reported in future results of operations.

     The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which a performance commitment is reached.

   (o)  Per Share Data

     Share amounts for all periods presented reflect restatement for a three-for-one stock split on July 1, 1997 and a two-for-one stock split that occurred on April 5, 1999.

                            MERCATOR SOFTWARE, INC.

   (p)  Fair Value of Financial Instruments

     The carrying amounts for cash, investments in marketable securities, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, and current portion of deferred maintenance revenue approximate fair value because of their short maturities.

   (q)  Derivative Financial Instruments

     On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No, 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS 137 (deferral of effective date) and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", requires that all derivatives be recognized as either assets or liabilities at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings.

     The Company has not entered into derivative contracts and does not have near term plans to enter into such contracts; accordingly, the adoption of these pronouncements has not had a material effect on the financial statements.

   (r)  Comprehensive Income (Loss)

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

   (s)  Foreign Currency Translation

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

   (t)  Recently Issued Accounting Standards

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and subsequently, SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" after its adoption.

     The Company adopted the provisions of SFAS No. 141 as of July 1, 2001. SFAS No. 142 is effective and will be adopted by the Company beginning January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.

     Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the

                            MERCATOR SOFTWARE, INC.

first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's Consolidated Statement of Operations.

     As of the date of adoption of SFAS No. 142, the Company will have unamortized goodwill in the amount of $42.6 million and unamortized identifiable intangible assets in the amount of $11.5 million, all of which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $21.5 million and $37.4 million for the years ended December 31, 2001, and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 142, it is not practicable to reasonably estimate the impact of adopting this Statement on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. Management has not yet determined the expected impact of SFAS No. 143 on the Company's financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002. Management has not yet determined the expected impact of SFAS No. 144 on the Company's financial position or results of operations.

     In November 2001, the Emerging Issues Task Force ("EITF") concluded that reimbursements for out-of-pocket-expenses incurred should be included in revenue in the income statement and subsequently issued EITF 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred" in January 2002. The Company is required to adopt EITF 01-14 on January 1, 2002 and will reclassify comparative financial statements for prior periods to comply with the guidance in this EITF. Management has not yet determined the impact of EITF 01-14 on the Company's revenues and cost of revenues for the years ended December 31, 2001 and 2000.

     Other pronouncements issued by the FASB or other authoritative accounting standard groups with future effective dates are either not applicable or are not significant to the financial statements of Mercator.

                            MERCATOR SOFTWARE, INC.

(2)  RESTRUCTURING CHARGE

     During the second and third quarters of 2001, the Company restructured its operations to strategically align its personnel with its product and market strengths. Consequently, the Company has incurred restructuring charges for the year ended December 31, 2001 of $8.1 million, which consists of $5.2 million to accrue for lease payments associated with leased space no longer required due to the reduction in the workforce and $2.9 million in severance-related costs. During the year ended December 31, 2001, $2.6 million of severance benefits and $0.6 million of leased space related payments were paid and charged against the restructuring liability. At December 31, 2001, $3.3 million of the unpaid restructuring charge was included in accrued expenses and other current liabilities and $1.7 million was included in other long-term liabilities. As of December 31, 2001, 226 full-time positions, including consultants, in sales, marketing, development, services and administration, had been eliminated.

     Restructuring accruals established by the Company, and subsequent charges related thereto, are summarized as follows (in thousands):

                                                        Balance                                                  Balance
                                                    January 1, 2001       Additions      Cash Payments      December 31, 2001
                                                   ------------------- ---------------- ----------------- -----------------------
   Charges for leased space no longer required
    (net of estimated sub-lease recoveries):
     Americas ................................                   $ --          $ 4,862           $ (454)                 $ 4,408
     EMEA ....................................                                     349             (126)                     223
   Severance related charges:                                      --
     Americas ................................                                   2,332           (2,035)                     297
     EMEA ....................................                     --              568             (538)                      30
                                                   ------------------- ---------------- ----------------- -----------------------
   Totals                                                        $ --          $ 8,111         $ (3,153)                 $ 4,958
                                                   =================== ================ ================= =======================

(3)  ACQUISITIONS

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

     The Company purchased all of the outstanding share capital of Braid for approximately $110.2 million, excluding approximately $20 million of contingent consideration which was subsequently paid based upon the achievement of certain performance criteria. The purchase price included (1) $30 million in cash, (2) 2,207,258 shares of the Company's Common Stock valued at approximately $63.7 million, (3) the issuance of 434,622 Company stock options, with a fair value of approximately $12 million, in exchange for all outstanding Braid stock options, and (4) approximately $4.5 million in fees and acquisition related expenses. The excess of the purchase price over the fair value of the net assets acquired was allocated to identifiable intangible assets of $46.2 million, which are amortized on a straight-line basis over periods of 3 to 5 years, with the remainder allocated to goodwill, which is amortized on a straight-line basis over 5 years.

     During April 2000, the Company determined that the operating targets for contingent consideration had been achieved. Mercator paid the contingent consideration by issuing common shares and, in accordance with the terms of the contract, the number of shares to be issued was determined to be 218,302. These shares are recorded in the Company's financial statements at a value of $71.615 per share, the closing price of the stock on the date the number of shares to be issued was determined. In September 2000, Mercator approved an additional $1.7 million cash payment to the shareholders of Braid as the final component of contingent consideration. This payment was made in October 2000. The combined $17.3 million contingent consideration was added to goodwill and is amortized on a straight-line basis over the remaining life.

     In December 2000, management determined that certain Braid products no longer supported the Company's focus on e-business integration and the Company elected to discontinue support of these products. As a result, the unamortized intangible asset net book value of $11.2 million at December 31, 2000 relating to these products was written-off in the fourth quarter of 2000 and has been

                            MERCATOR SOFTWARE, INC.

included in "Cost of revenues: Intangibles impairment charge" in the accompanying Consolidated Statement of Operations for the year ended December 31, 2000.

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

     Pursuant to the terms of the Merger Agreement, the Company purchased all of the outstanding share capital of Novera for approximately $58.2 million. The purchase price included (1) 1,789,916 shares of the Company's Common Stock valued at approximately $46.6 million, (2) the issuance of options to purchase 369,142 shares of the Company's Common Stock, with a fair value of approximately $9.6 million, in exchange for all outstanding Novera stock options, and (3) approximately $2.0 million in fees and acquisition related expenses. The excess of the purchase price over the fair value of the net assets acquired was estimated at $49.4 million including the effect of recording $3.7 million of deferred tax assets related to acquired net operating losses. The excess purchase price was being amortized on a straight-line basis over a 3-year period.

       In the fourth quarter of 2000, management determined that the Company's Web Broker product, which included Novera technology, would be discontinued. Additionally, during the fourth quarter of 2000, management consolidated the research and development function of Novera with the Company's Boca Raton facility and all Novera research and development personnel left the Company. As a result of these decisions, the Company recorded an intangibles impairment charge of $28.6 million in the fourth quarter of 2000 to write-off the remaining book value of the Novera goodwill. The $28.6 million has been included in "Operating expenses: Intangibles impairment charge" in the accompanying Consolidated Statement of Operations for the year ended December 31, 2000.

   (c)  Software Consulting Partners

       In November 1998, the Company acquired certain assets of Software Consulting Partners ("SCP") for 67,844 shares of the Company's Common Stock with a total fair value of $1.2 million and the assumption of certain liabilities totaling $4.7 million. The purchase price was allocated to the net assets based on their fair values. The excess of the purchase price over the fair value of the net assets acquired was approximately $5.5 million and was amortized over its estimated life.

     The Company issued 67,844 shares of Common Stock based upon the total value of $1.2 million as prescribed by the agreement and the market price of the stock on the acquisition date with 50% of such shares subject to an escrow to secure certain indemnification obligations of SCP and the SCP stockholder. These shares are still in escrow pending resolution of the matter discussed below regarding Ulrich Neubert (see Note (12) Commitments and Contingencies).

(4)  FURNITURE, FIXTURES, AND EQUIPMENT

     Furniture, fixtures and equipment consist of the following (in thousands):

                                                                           December 31,
                                                              ------------------------------------       Useful Life
                                                                    2001                2000                Range
                                                              ------------------    --------------    -------------------

Computer systems ...........................................        $    15,894         $  14,473              3-4 years
Furniture and fixtures .....................................              3,207             2,546             5-10 years
Office equipment ...........................................              1,332             1,194                5 years
Leasehold improvements .....................................              2,403             1,324                5 years
Automobiles ................................................                235               362                4 years
                                                              ------------------    --------------
                                                                         23,071            19,899
Less accumulated depreciation and amortization ............             (13,841)           (9,892)
                                                              ------------------    --------------

                                                                     $    9,230         $  10,007
                                                              ==================    ==============

     Depreciation expense was $4.9 million, $3.9 million and $2.3 million for the years ended December 31, 2001, 2000, and 1999,

MERCATOR SOFTWARE, INC.

respectively. Computer systems and equipment under capital leases included in the above totals, net of accumulated depreciation, was $1.0 million as of December 31, 2001.

(5)  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Included in accrued expenses and other current liabilities as of December 31, 2001 and 2000, are compensation costs (regular payroll, commissions, bonuses, profit sharing, and other withholdings) of $6.9 million and $9.2 million, respectively. Also included are accrued legal fee and settlement costs of $4.0 million and $1.0 million as of December 31, 2001 and 2000, respectively. Additionally, restructuring charges of $3.3 million are included as of December 31, 2001 (see Note (2) Restructuring Charge).

(6)  DEBT

     In February 2000, the Company entered into a three-year agreement with Fleet Bank for a $20 million line of credit for general corporate purposes, including working capital, leasehold improvements and equipment and certain acquisition purposes. As a result of operating losses sustained during the quarter ended September 30, 2000, the Company violated certain financial covenants in the agreement. In November 2000, Fleet Bank notified the Company that it would only make advances under the agreement on a discretionary basis. In March 2001, the $20 million line of credit agreement with Fleet Bank was terminated. Since inception no amounts were borrowed under the agreement.

     In June 2000, the Company drew a $1.2 million letter of credit with Fleet Bank in connection with a new headquarters office lease. At Fleet Bank's request the Company provided a $1.5 million restricted collateral deposit as security for the outstanding letter of credit. In January 2001, the Company increased the letter of credit to $2.5 million and the related restricted collateral deposit to $3.0 million. The letter of credit agreement with Fleet Bank remains in effect.

     In June 2001, the Company finalized a credit facility with Silicon Valley Bank. This facility is secured by certain receivables and the amount available under the facility at December 31, 2001 is $15 million as a result of our achieving positive EBITDA in the fourth quarter of 2001. This amount may be decreased to $10 million if the Company does not maintain positive EBITDA during each quarter of fiscal 2002. In September and November 2001, Silicon Valley Bank agreed to waive and modified certain terms of the credit facility, including eliminating the requirement for a capitalization event and relaxing the level of the Adjusted Quick Ratio covenant. The Bank also extended the expiration date of the facility to November 27, 2002. Specifically, the agreement, as amended, requires the Company to maintain an Adjusted Quick Ratio, as defined, of at least 1.5 to 1.0 for each month subsequent to December 1, 2001. The Company was in compliance with the Adjusted Quick Ratio covenant under the agreement, as amended, at December 31, 2001. If the Company were in default, such default, if uncured, could result in the Company being required to pay a $0.2 million termination fee. Since inception, no amounts have been borrowed under this facility.

     In connection with this facility, the Company granted Silicon Valley Bank a warrant to purchase 220,000 shares of Common Stock at an exercise price of $4.00 per share. The number of shares subject to this warrant, along with the exercise price, are subject to adjustment based on certain anti-dilution provisions in the warrant agreement. In addition, the shares of Common Stock related to the warrant have certain registration rights. This warrant expires in June 2008. Loan origination fees of approximately $0.4 million, including the fair value of the warrant, have been charged to prepaid expenses and are being amortized as interest expense over the term of the facility.

     Borrowing costs under these agreements were as follows (in thousands):

                                   Years ended December 31,
                          --------------------------------------------
                              2001            2000            1999
                          -------------    ------------    -----------

Interest expense ........      $    --          $    6         $   --
Guarantee fees ..........          112              --             --
Commitment fees .........          143              29             --
                          -------------    ------------    -----------
                               $   255          $   35         $   --
                          =============    ============    ===========

(7)  STOCKHOLDERS' EQUITY

   (a)  Preferred Stock

MERCATOR SOFTWARE, INC.

     The Company has authorized 5,000,000 shares of Preferred Stock, which may be issued by the Board of Directors on such terms, and with such rights, preferences, and designations as the Board may determine without any vote of the stockholders, including 500,000 shares designated as "Series A Junior Participating Preferred Stock" pursuant to the Certificate of Designations of Series A Junior Participating Preferred Stock of the Company. There were no shares outstanding at December 31, 2001 or 2000.

   (b)  Common Stock

     In June 1998, the Company sold 2,400,000 shares of Common Stock in a second public offering, which resulted in proceeds of approximately $21.3 million net of offering expenses of $0.4 million. Existing shareholders sold 4,622,000 shares of stock in connection with this offering. In July 1998, the underwriters exercised their option to purchase 1,053,300 additional shares of the Company's stock of which 453,300 were purchased from the Company for additional proceeds of approximately $4.1 million.

     In January 1999, the Company increased the number of authorized shares of Common Stock from 20 million to 70 million. In June 2000, the number of authorized shares of Common Stock was increased to 190 million.

     In January 2001, the Company sold for fair market value 228,180 shares of its restricted Common Stock to Mitsui & Co., Ltd. for $2.0 million in cash in a private placement. The Company paid a fee of approximately $0.4 million to MAST Services LLC for advice in connection with the structuring and negotiation of the transaction. This fee was charged against additional paid-in capital to reflect the reduction in proceeds from the restricted stock sale. The net proceeds from this issuance are being used for working capital purposes.

     In December 2001, the Company received net cash proceeds of $14.7 million in connection with the private sale of 2,228,412 shares of Common Stock to a group of institutional investors. The net proceeds from the sale will be used for working capital purposes. Under the terms of the financing, these shares were sold at $7.18 per share, and the investors were issued seven-year warrants to purchase approximately 550,000 additional shares at a price of $8.98 per share. The Company is obligated to issue additional shares of Common Stock to the investors in the event of a sale of additional equity at a price of less than $7.18 per share to any other investors before December 11, 2002. On January 17, 2002, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission ("SEC") on behalf of the investors who have registration rights to register the shares of Common Stock and the shares underlying the related warrants for resale of the shares. This Registration Statement is currently under review with the SEC and as such, has not been declared effective by the SEC. If the Registration Statement is not declared effective by the SEC by March 19, 2002, the Company must make cash payments to the institutional investors of $0.2 million on March 19, 2002 and must make additional cash payments of $0.3 million on each monthly anniversary thereafter or a pro-rata amount for any portion of a month, until such time as the Registration Statement is declared effective.

   (c)  Stock Purchase Warrants

     On December 31, 1996, certain owners of Preferred and Common Stock held an aggregate of nine warrants to purchase 1,979,638 shares of Common Stock at $1.00 per share, which are exercisable at the holders' discretion. During 1997 and 1998, warrants were exercised into an aggregate of 593,654 and 102,200 shares, respectively. As these warrants were exercised on a net exercise basis, the Company received no proceeds. Also, in connection with the second public offering in 1998, one of the remaining warrants was sold to the underwriters and subsequently exercised into 764,562 shares with net proceeds of approximately $0.8 million. During 1999, one warrant was exercised into 455,412 shares. As this warrant was exercised on a net exercise basis, no proceeds were received by the Company. No warrants were exercised during 2000 and 2001. At December 31, 2001, there are four warrants remaining, which are exercisable into 63,810 shares, and expire in June 2002. Substantially all of the shares issuable upon exercise of these warrants were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

     In June 2001, in connection with a secured credit facility, the Company issued a warrant to Silicon Valley Bank to purchase 220,000 shares of Common Stock at $4.00 per share. The number of shares that may be purchased with this warrant, along with the exercise price, are subject to adjustment based on certain anti-dilution provisions in the warrant agreement. In addition, the shares of Common Stock related to the warrant have certain registration rights. This warrant expires in June 2008. The fair value of this warrant was determined to be approximately $0.3 million using the Black-Scholes pricing model with the following assumptions: (i) a risk-free interest rate of 5.67%; (ii) an expected contractual life of 7 years; (iii) expected volatility of 126%; and (iv) an expected dividend yield of 0%. The fair value was charged to prepaid expenses as a loan origination fee and credited to additional paid-in capital in June 2001. This prepaid loan origination fee is being amortized to operations over the term of the secured credit facility agreement. The warrant holder subsequently assigned the warrant to an affiliate, which exercised the warrant for 123,296 shares of Common Stock on January 3, 2002 pursuant to the cashless exercise provisions of the warrant agreement and as such, the Company did not receive any proceeds. These shares were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

                            MERCATOR SOFTWARE, INC.

     In June, July and October of 2001, the Company granted warrants to purchase 456,447 shares of Common Stock to MAST Services LLC at exercise prices ranging from $3.66 to $4.00 per share as compensation for its services in connection with strategic alliance opportunities. The number of warrants issued was determined by dividing the amount owed to the vendor by the value of a warrant, as determined under the Black-Scholes pricing model and based on risk-free interest rates ranging from 3.13% to 4.02%, expected contractual lives ranging from 2 to 3 years, expected volatility of 80% and expected dividend yields of 0%. The warrants are subject to anti-dilution adjustments. The costs of these warrants based on the fair value of services received of $0.4 million were expensed when counterparty performance was complete and are included in "Operating expenses: General and administration" in the accompanying consolidated statement of operations for the year ended December 31, 2001. Subsequently, MAST Services LLC assigned all of the warrants to an affiliate, MAST International Limited. The shares issuable upon exercise of these warrants were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

     In June, July and October of 2001, the Company granted warrants to purchase 179,404 shares of Common Stock to Morgan Howard Global International Limited at exercise prices ranging from $2.62 to $5.60 per share for its services in connection with executive search assignments. The number of warrants issued was determined by dividing the amount owed to the vendor by the value of a warrant, as determined under the Black-Scholes pricing model and based on risk-free interest rates ranging from 3.06% to 4.48%, expected contractual lives of 3 years, expected volatility of 80% and expected dividend yields of 0%. The costs of these warrants based on the fair value of services received of $0.1 million were expensed when counterparty performance was complete and are included in "Operating expenses: General and administration" in the accompanying consolidated statement of operations for the year ended December 31, 2001. On January 9, 2002, the warrant holder exercised the warrants for 104,846 shares of Common Stock pursuant to cashless exercise provisions in the warrant agreement and as such, the Company did not receive any proceeds from this exercise. These shares were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

     In December 2001, in connection with the private sale of 2,228,412 shares of Common Stock to a group of institutional investors as mentioned above, the Company issued 557,104 warrants to the investors at an exercise price of $8.98. No financial statement recognition was given to the warrants as there were no goods or services received by the Company pursuant to this transaction. The warrants expire in December 2008. The warrants contain anti-dilution provisions pursuant to which the exercise price and number of shares issuable upon exercise will be adjusted in the event of a stock split, stock dividend, re-capitalization, reorganization or similar transaction or future sale of additional equity to other investors at less that $8.98 per share while the warrants are outstanding. The shares issuable upon exercise of these warrants were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

     In December 2001, the Company granted to the private placement agent, William Blair and Company, LLC, for services in connection with the private sale of equity described above, a warrant to purchase 44,568 shares of Common Stock at an exercise price of $7.18 per share. The warrant is subject to anti-dilution adjustments and is exercisable for a term of five years from the date of grant. The fair value of this warrant was determined to be approximately $0.2 million using the Black-Scholes pricing model with the following assumptions: (i) a risk-free interest rate of 4.14%; (ii) an expected life of 5 years; (iii) expected volatility of 80%; and (iv) an expected dividend yield of 0%. The fair value was recorded in additional paid-in capital in December 2001 when the financing closed. The warrants are subject to anti-dilution adjustments and expire in December 2006. The shares issuable upon exercise of these warrants were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

   (d)  Stock Option Plans

     The Company established the Equity Incentive Stock Option Plan ("Equity Plan") in May 1997. This replaced the 1993 Stock Option Plan. The Equity Plan provided that the Company may grant options to employees to purchase up to 6,700,000 shares of the Company's Common Stock. On May 17, 2001, the 1997 Equity Incentive Plan was amended to increase the number of options the Company may grant to its employees from 6,700,000 to 9,700,000 shares. The Company granted 5,185,150, 4,842,803 and 1,473,445 options under the Plan in 2001, 2000 and
1999, respectively, at exercise prices from $1.12 to $10.31, $2.96 to $139.00 and $11.53 to $58.75 per share, respectively. No options may be granted for a term greater than 10 years. All options granted in 2001, 2000 and 1999 were granted with exercise prices equal to fair value on the grant date.

     In addition, the Company established a Directors Stock Option Plan ("Directors Plan") in May 1997, which authorizes the issuance of options to directors to purchase 450,000 shares of the Company's stock. During 2001 no options were granted. During 2000 and 1999, 206,000 and 60,000 shares were granted at exercise prices ranging from $5.06 to $77.69 and $17.38 to $24.75 per share, respectively.

     In connection with the Braid acquisition in March 1999, all outstanding Braid options were converted to Mercator options based on a conversion factor. The Company granted 434,600 options; 85,700 exercisable at $2.05 per share and 348,900 exercisable at $3.72

                            MERCATOR SOFTWARE, INC.

per share. These options vest quarterly, as they maintain the same terms as under the Braid option plan.

     As a result of the Novera acquisition in September 1999, all outstanding Novera options were converted to Mercator options based on a conversion factor. The Company granted 369,100 options; 50,400, 12,500, 241,900, and 64,300 exercisable at $0.49, $1.71, $1.95, and $2.44, respectively. Due to a clause in the Novera stock option plan, the acquisition shortened the vesting schedule by eighteen months. These options continue to vest quarterly, as all other terms are the same as under the Novera option plan.

     During September 2000, the Company's Board of Directors approved a policy of granting options annually during the first quarter of each year, as well as a special grant of 1,306,305 options to employees in September 2000 at a market price of $16.50. Half of these options vest quarterly and became fully vested one year from the date of grant. The second half of the options will vest quarterly on a multi-year schedule. The first twenty-five percent will vest quarterly over eighteen months, with the balance vesting over the following three years. Board members, including the Company's President and Chief Executive Officer, were excluded from the grant.

     During November 2000, the Company's Board of Directors approved an offer to exchange the first half of the September 2000 grant, of which 615,465 options were exchanged for an equal amount of options priced at the market price of $5.063 per option. The new options vest quarterly over a twelve-month period. According to FIN 44, if the exercise price of a fixed stock option award is reduced, the award shall be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. In accordance with FIN 44 and FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans", the Company recorded a variable non-cash compensation charge of $1.2 million and $0.1 million in 2001 and 2000, respectively, relating to the re-priced options. As of December 31, 2001, 346,498 re-priced options were outstanding.

     During the fourth quarter of 2000 and during 2001, the Company recorded non-cash compensation charges of $1.0 million and $0.3 million, respectively, as a result of accelerated vesting and extension of option terms in connection with severance agreements for certain officers. The Company accounted for this charge in accordance with APB 25 and FIN 44.

     On September 17, 2001, the Company announced a voluntary option exchange program for its employees. This tender offer related to an offer to all eligible individuals, which excluded all directors, senior vice-presidents and corporate vice-presidents of the Company, to exchange all outstanding options granted under the Mercator Software, Inc. 1997 Equity Incentive Plan ("EIP") for new options to purchase shares of Common Stock under the EIP. Under the exchange program, for every two options tendered and cancelled, one new option will be issued. The new options will be granted no earlier than six months and one day after the cancellation and the exercise price of the new options will be the fair market value of the Company's Common Stock on the date of grant. The offer expired on October 19, 2001 and the Company accepted for cancellation options to purchase an aggregate of 1,100,062 shares from 239 option holders who participated.

MERCATOR SOFTWARE, INC.

    (e)  Stock Option Activity

     Transactions under the Equity Plan and the Directors Plan are summarized on a straight-line basis below:

                                                                   Weighted
                                                 Number             Average
                                               of shares         Exercise Price

                                            -----------------    --------------

Shares under option at December 31, 1998..         3,649,502           $  4.42
   Exercised .............................          (980,767)          $  2.87
   Granted ...............................         1,533,445           $ 19.62
   Issued in connection with acquisitions.           803,760           $  2.67
   Cancelled .............................          (203,015)          $ 15.81
                                            -----------------    --------------

Shares under option at December 31, 1999..         4,802,925           $ 10.31
   Exercised .............................        (1,610,526)          $  1.96
   Granted ...............................         5,048,803           $ 21.66
   Cancelled .............................        (1,861,207)          $ 21.38
                                            -----------------    --------------

Shares under option at December 31, 2000..         6,379,995           $ 18.17
   Exercised .............................          (251,798)          $  2.33
   Granted ...............................         5,185,150           $  3.52
   Cancelled .............................        (4,109,276)          $ 20.30
                                            -----------------    --------------

Shares under option at December 31, 2001..         7,204,071           $  6.96
                                            =================    ==============

Options exercisable were as follows:

   December 31, 2001 .....................         3,289,701           $  9.64
   December 31, 2000 .....................         1,704,672           $ 11.90
   December 31, 1999 .....................         1,848,583           $  1.93

     The options re-priced in November 2000 are reflected in the above summary as options granted and options cancelled. There were 2,958,437 shares available for grant under the option plans at December 31, 2001.

                            MERCATOR SOFTWARE, INC.

     The following table summarizes information about employee stock options outstanding and exercisable at December 31, 2001:

                                             Weighted
                               Options        Average           Weighted      Options       Weighted
        Range of Option      Outstanding     Remaining          Average     Exercisable     Average
        Exercise Prices      At 12/31/01  Contractual Life  Exercise Price  at 12/31/01 Exercise Price
      -------------------    -----------  ----------------  --------------  ----------- --------------
       $0.1650 -  $2.0400      938,662          9.27            $1.7893        193,411     $1.4211
       $2.0450 -  $2.1300      215,266          9.45            $2.1279         84,016     $2.1247
       $2.1400 -  $2.2900      923,000          9.60            $2.2805        243,305     $2.2900
       $2.3100 -  $2.4400      148,252          9.43            $2.3777         32,888     $2.3693
       $2.5000 -  $2.7800    1,156,050          9.26            $2.7712         85,750     $2.7163
       $2.8400 -  $3.7200      762,643          7.11            $3.4069        643,156     $3.3917
       $4.1250 -  $5.0630    1,127,998          6.86            $4.7560        601,816     $4.8953
       $5.3750 -  $9.1880      729,200          7.88            $7.5756        565,575     $7.7916
      $10.1953 - $19.2500      771,964          7.96           $16.7898        521,491    $16.8436
      $19.6250 - $77.6880      431,036          7.99           $36.9499        318,293    $37.8930
      ---------- --------    ---------          ----           --------      ---------    --------
       $0.1650 - $77.6880    7,204,071          8.35            $6.9646      3,289,701     $9.6363
       =======   ========    =========          ====            =======      =========    ========


     As discussed in Note 1, the Company applies APB 25 and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair value of the underlying Common Stock on the date of grant, no compensation expense has been recognized for its stock option grants to employees and directors. Had compensation expense for the Company's stock option grants been determined based on the fair value at the grant date for awards consistent with the method of SFAS No. 123, the Company's net loss would have resulted in the pro forma amounts for each year indicated below (in thousands except per share data):

                                       2001            2000             1999
                                  -------------    -------------    ------------

Net loss - as reported ..........    $(63,460)        $(98,092)        $(16,268)
Net loss - pro forma ............   $(129,091)       $(162,283)        $(35,353)
Earnings per share - as reported:
   Basic and diluted ............      $(2.08)          $(3.36)          $(0.64)
Earnings per share - pro forma:
   Basic and diluted ............      $(4.23)          $(5.57)          $(1.39)


     The weighted average fair value of each option granted in 2001, 2000, and 1999 was $3.52, $21.66 and $16.85, respectively. These values are based on estimates on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

                               2001                2000                1999
                         -----------------   ----------------    --------------

Risk-free interest rate .  4.38% to 4.84%     4.98% to 6.35%     6.82% to 6.85%
Expected life in years...        6                  6                  6
Expected volatility .....      141%               126%                80%
Expected dividend yield .        0%                 0%                 0%

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

     The Company's Board of Directors may exchange the outstanding rights for Common Stock of the Company at an exchange ratio

                            MERCATOR SOFTWARE, INC.

of one share of Common Stock per right. The Board may also redeem outstanding rights at any time prior to a person becoming an Acquiring Person at a price of $0.001 per right. Prior to such time, the Board may amend the terms of the rights. The rights will expire on September 2, 2008.

    (g)  Employee Stock Purchase Plan

     The Company established an Employee Stock Purchase Plan, which reserves a total of 1,500,000 shares of the Company's Common Stock for issuance thereunder. The plan permits eligible employees to acquire shares of the Company's Common Stock through payroll deductions subject to certain limitations. The shares are acquired at 85% of the fair market value. As of December 31, 2001, 879,008 shares had been purchased under the plan and 620,992 were remaining and available for grant.

(8)  EARNINGS PER SHARE

     Following are the components of weighted-average shares outstanding used to calculate Basic and Diluted earnings per share:

                                                                             Years ended December 31,
                                                        --------------------------------------------------------------------
                                                                  2001                    2000                  1999
                                                        -------------------------   ------------------    ------------------
Weighted average common shares
  outstanding (basic shares)  ........................               30,536,423           29,153,595            25,376,443
Dilutive effect of stock options and warrants ........                        --                   --                    --
                                                        -------------------------   ------------------    ------------------

         Total diluted shares ........................               30,536,423           29,153,595            25,376,443
                                                        =========================   ==================    ==================


     The weighted-average diluted shares outstanding are the same as weighted-average basic shares outstanding for the years ended December 31, 2001, 2000 and 1999, as the outstanding stock options and warrants, representing 809,195, 2,611,654, and 2,983,502 shares, respectively, of Common Stock equivalents accounted for under the treasury stock method, are anti-dilutive.

(9)  EMPLOYEE SAVINGS PLANS

     The Company has a defined contribution plan in the U.S. under Section 401(k) of the Internal Revenue Code, which provides for voluntary employee salary deferrals but does not require Company matching funds. The defined contribution plan covers substantially all employees. Prior to January 1, 2001, employees were eligible to contribute to the defined contribution plan upon completion of three months of service with the Company; effective January 1, 2001, the service period was eliminated. Contributions are subject to established limitations as determined by the Internal Revenue Service. As of January 1, 1998, the Company amended the plan to include an employer match of 50% of participants' contributions up to 4%. The Company has made contributions to the plan of $0.5 million, $0.6 million and $0.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     Certain subsidiaries outside the U.S. also offer defined contribution plans. Total plan costs outside the U.S. were $0.4 million, $0.4 million and $0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(10)  INCOME TAXES

     Domestic and foreign pretax income (loss) are as follows (in thousands):

                           Years ended December 31,

              ----------------------------------------------------------
                   2001               2000                  1999
              ---------------   ------------------    ------------------
Domestic .....     $(28,533)            $(58,056)                $2,320
Foreign ......      (31,067)             (37,453)               (18,816)
              ---------------   ------------------    ------------------

Total ........     $(59,600)            $(95,509)              $(16,496)
              ===============   ==================    ==================

                            MERCATOR SOFTWARE, INC.

     The provision for (benefit from) income taxes is comprised of the following for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                                               Years ended December 31,

                                                -------------------------------------------------------------
                                                      2001                 2000                  1999
                                                -----------------    ------------------    ------------------
Current
   Federal ....................................          $    --               $   --                $ 2,814
   State ......................................              227                   350                   649
   Foreign ....................................            1,811                   933                   167
                                                -----------------    ------------------    ------------------

      Total current provision .................          $ 2,038               $ 1,283               $ 3,630
                                                -----------------    ------------------    ------------------

Deferred:
   Federal ....................................          $ 2,129               $ 7,253               $(1,315)
   State ......................................              975                    21                    11
   Foreign ....................................           (1,282)               (5,974)               (2,554)
                                                -----------------    ------------------    ------------------

      Total deferred tax provision (benefit) ..            1,822                 1,300                (3,858)
                                                -----------------    ------------------    ------------------

      Total income tax provision (benefit) ....          $ 3,860               $ 2,583               $  (228)
                                                =================    ==================    ==================


     During the second quarter of 2001, the Company determined that taxable income for the full year of 2001 was unlikely to be sufficient to support the full value of the U.S. federal deferred tax assets. As a result, for the quarter ended June 30, 2001, a full valuation allowance was established on the U.S. federal deferred tax assets.

     A provision has not been made for U.S. tax on cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

     The components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                              December 31,        Stock-based            2001            December 31,
                                                  2000            Compensation         Provision             2001
                                            -----------------    ----------------    --------------    ------------------
Deferred tax assets:
    Net operating loss carryforwards .......         $22,670               $ 288           $ 7,139               $30,097
    Federal tax credit carryforwards .......           2,394                                   300                 2,694
    Allowance for doubtful accounts ........           1,661                                 1,532                 3,193
    Accrued expenses .......................           1,473                                 1,428                 2,901
    Depreciation ...........................             118                                    94                   212
    Other ..................................            (66)                                 1,930                 1,864
                                            -----------------    ----------------    --------------    ------------------
      Total deferred tax assets ............          28,250                 288            12,423                40,961

Deferred tax liabilities:
    Acquired intangibles other than
      goodwill .............................          (3,895)                                1,359                (2,536)
    Licensing contracts receivable .........            (109)                                   17                   (92)
                                            -----------------    ----------------    --------------    ------------------
      Total deferred tax liabilities .......          (4,004)                 --             1,376                (2,628)
    Valuation allowance ....................         (24,842)               (288)          (15,621)              (40,751)
                                            -----------------    ----------------    --------------    ------------------
Deferred tax liabilities, net ..............          $ (596)                 --          $ (1,822)             $ (2,418)
                                            =================    ================    ==============    ==================

     Net deferred taxes include $3.2 million in current assets in 2000 and $2.4 million and $3.8 million in long-term liabilities in 2001 and 2000, respectively.

     The increase in deferred tax assets during 2001 results primarily from operating losses, including tax deductions arising from the exercise of stock options. Changes in the valuation allowance are reflected in the table above. The valuation allowance at December 31, 2001 includes $30.1 million related to operating loss carryforwards ($0.6 million and $12.3 million for which subsequent

                            MERCATOR SOFTWARE, INC.

recognition of these benefits will be applied to reduce goodwill and paid in capital, respectively.)

     At December 31, 2001, the Company had a valuation allowance of $40.8 million against $41.0 million of gross deferred tax assets. The net deferred tax asset of $0.2 million represents deductible temporary differences located in certain foreign jurisdictions which is more likely than not to be utilized in the future. Management considered all of the available evidence to arrive at its position on the net deferred tax asset, however, should circumstances change which alter our judgment in this regard it may have an impact on future operating results.

     As of December 31, 2001, the Company had net operating loss carryforwards totaling approximately $75.3 million, which begin to expire between the years 2007 and 2021 ($15.8 million expires in 2021). The Company also has tax credit carryforwards of $2.7 million. $2.5 million expire between the years 2003 and 2016 and $0.2 million carryforward indefinitely.

     The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                                                        2001                2000              1999
                                                                    --------------      --------------    --------------

Income tax provisions (benefit) at the federal statutory rate ......    (34.0%)             (34.0%)             (34.0%)
Domestic goodwill and other non-deductible expenses ................      1.3%               16.7%               13.9%
State income taxes, net of federal tax effect ......................     (1.9%)               0.3%                2.6%
Tax credit carryforwards ...........................................     (0.5%)              (0.5%)              (1.9%)
Effect of foreign rates (including impact of foreign goodwill) .....     18.6%                8.1%               24.1%
Change in valuation allowance ......................................     23.0%               12.5%               (6.4%)
Other ..............................................................      --                 (0.4%)               0.3%
                                                                    --------------      --------------    --------------

Effective tax provision (benefit) rate .............................      6.5%                2.7%               (1.4%)
                                                                    ==============      ==============    ==============

     Included in prepaid expenses and other current assets are prepaid taxes of $0.1 million at December 31, 2001 and 2000, respectively. Included in accrued expenses are current tax liabilities of $1.9 million and $0.9 million at December 31, 2001 and 2000, respectively.

(11)  VALUATION ACCOUNTS

     The Company estimates an allowance for doubtful accounts receivable, considering its customers' financial solvency, payment history and other factors. The movements in this account are summarized below (in thousands):

                                                                    2001                  2000                  1999
                                                            ---------------------   ------------------    ------------------
Balance at beginning of period ...........................                $3,616               $1,766                $1,898
Charged to costs and expenses ............................                 1,434                1,005                   200
Charged to other accounts ................................                    --                1,476                  (244)
Deductions ...............................................                (1,166)                (631)                  (88)
                                                            ---------------------   ------------------    ------------------

Balance at end of period .................................                $3,884               $3,616                $1,766
                                                            =====================   ==================    ==================

     Charges to costs and expenses represent the Company's annual charges to bad debt expense. Charges to other accounts include acquired allowances and subsequent utilization or reversal thereof as well as certain balance sheet reclassifications. Deductions represent uncollectible accounts written-off, net of recoveries.

                            MERCATOR SOFTWARE, INC.

(12)  COMMITMENTS AND CONTINGENCIES

     The Company rents premises, furniture, fixtures, and equipment under operating leases, which expire at various dates through 2014. Beginning in September 2001 the Company leased new office space under a contract signed in 2000. Future minimum payments, by year and in the aggregate, under operating leases at December 31, 2001 are (in thousands):

Year

2002. ............................. $   5,491
2003. .............................     5,395
2004. .............................     4,536
2005. .............................     4,387
2006. .............................     3,266
2007 and thereafter ...............    19,686
                                    ---------

     Total. ....................... $  42,761
                                    =========

     Certain of the aforementioned leases provide for additional payments relating to taxes and other operating expenses. Rental expense for the years ended December 31, 2001, 2000, and 1999 under all operating leases aggregated approximately $5.0 million, $2.9 million and $2.0 million, respectively.

     In January 2001, in connection with a new facility lease, the Company increased its letter of credit with Fleet Bank to $2.5 million and the related restricted collateral deposit to $3.0 million. The Company is currently seeking to sublease this space and other surplus office space to third parties.

     The Company has certain significant legal contingencies, discussed below, and other litigation of a nature considered normal to its business which are pending against the Company.

     On or about February 1, 2000, Mercator was named as a defendant and served with a complaint in an action entitled Carpet Co-Op of America Association, Inc., and FloorLINK, L.L.C. v. TSI International Software, Ltd., Civil Action No. 00CC- 0231, in the Circuit Court of St. Louis County, Missouri. The complaint includes counts for breach of contract, fraud and negligent misrepresentation in connection with certain software implementation work provided under contract by Mercator. Mercator counter-sued in the United States District Court for the District of Connecticut on March 30, 2000 for copyright infringement, trademark infringement, unfair competition, misappropriation of trade secrets, breach of contract, fraud, unjust enrichment and violation of the Connecticut Unfair Trade Practices Act. On January 30, 2002, Mercator entered into a settlement agreement with respect to these actions, which resolves these actions in their entirety. The settlement includes payment by Mercator of $0.5 million after insurance proceeds. The amount to be paid by the Company was accrued as of December 31, 2001 in the consolidated balance sheet.

     Between August 23, 2000 and September 21, 2000 a series of fourteen purported securities class action lawsuits was filed in the United States District Court for the District of Connecticut, naming as defendants Mercator, Constance Galley and Ira Gerard. Kevin McKay was also named as a defendant in nine of these complaints. On or about November 24, 2000, these lawsuits were consolidated into one lawsuit captioned: In re Mercator Software, Inc. Securities Litigation, Master File No. 3:00-CV-1610 (GLG). The lead plaintiffs purport to represent a class of all persons who purchased Mercator's Common Stock from April 20, 2000 through and including August 21, 2000. Each complaint in the consolidated action alleges violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, through alleged material misrepresentations and omissions and seeks an unspecified award of damages. On January 26, 2001, the lead plaintiffs filed an amended complaint in the consolidated matter with substantially the same allegations. Named as defendants in the amended complaint are Mercator, Constance Galley and Ira Gerard. The amended complaint in the consolidated action alleges violations of Section 10(b) and Rule 10b-5 through alleged material misrepresentations and omissions and seeks an unspecified award of damages. Mercator filed a motion to dismiss the amended complaint on March 12, 2001. The lead plaintiffs filed an opposition to Mercator's motion to dismiss on or about April 18, 2001, and Mercator filed its reply brief on May 7, 2001. The Court heard oral argument on the motion to dismiss on July 6, 2001. On September 13, 2001, the Court denied Mercator's motion to dismiss. Mercator believes that the allegations in the amended complaint are without merit and intends to contest them vigorously. Management believes that this securities class action lawsuit is covered by insurance. Mercator notified its directors' and officers' liability insurance companies of this matter. The insurance carriers have reserved their rights in this matter. There can be no guarantee as to the ultimate outcome of this proceeding or whether the ultimate outcome, after considering liabilities already accrued in the Company's December 31, 2001 consolidated balance sheet and insurance recoveries, may have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                            MERCATOR SOFTWARE, INC.

     The Company has been named as a defendant in an action filed on August 3, 2001 in the United States District Court for the Eastern District of Pennsylvania, entitled Ulrich Neubert v. Mercator Software, Inc., f/k/a TSI International Software, Ltd., Civil Action No. 01-CV-3961. The complaint alleges claims of breach of contract, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, and fraud in connection with the Company's acquisition of Software Consulting Partners ("SCP") in November 1998. Neubert, who was the sole shareholder of SCP prior to November 1998, seeks purported damages of up to approximately $7.5 million, plus punitive damages and attorney's fees. The complaint was served on the Company on November 21, 2001. The Company filed a motion to dismiss the complaint on January 10, 2002, which is still pending. The Company believes that the allegations in the complaint are without merit and intends to contest the lawsuit vigorously. Mercator has notified its insurance carrier of this matter, but has not yet received any coverage position from them. The ultimate legal and financial liability of the Company in respect to this claim cannot be estimated with any certainty. However, the ultimate outcome of this proceeding, after considering liabilities already accrued in the Company's December 31, 2001 consolidated balance sheet, is not expected to have a material adverse effect on its consolidated financial position, but could possibly be material to the consolidated results of operations of any quarter.

     In addition, the Company and a third party are currently disputing the break-up fee provisions with respect to a proposed investment in the Company.

     As of December 31, 2001 the Company has accrued approximately $3.7 million, after considering any insurance recoveries, for the aggregate amount of the contingencies described above.

                            MERCATOR SOFTWARE, INC.

(13)  SEGMENT INFORMATION

     The Company reports its segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services. Reportable segment information is determined based on management defined operating segments used to make operation decisions and assess financial performance.

     Prior to January 1, 2001, the Company classified its business activities into two reportable segments: Domestic and International. Effective January 1, 2001, the Company restructured its operations into three reportable segments:
Americas (North America, Central and South America) including Corporate, EMEA (Europe, Middle East & Africa) and APAC (Asia Pacific). Prior period segment data has been restated to conform to this presentation. Information regarding the Company's operations in these three segments is set forth below. For consolidated results, the accounting policies of operation segments are the same as those described in Note 1. There are no significant corporate overhead allocations or inter-segment sales or transfers between the segments for the periods presented.

                                                      2001               2000               1999
                                                   -------------    ----------------    -------------
                                                                    (In thousands)
Revenue:

   Americas ..................................        $  79,474            $ 87,580         $ 69,609
   EMEA........................................          41,328              45,846           26,711
   APAC........................................           5,471               4,864            2,305
                                                   -------------    ----------------    -------------
     Total ....................................       $ 126,273            $138,290         $ 98,625
                                                   =============    ================    =============

Operating income (loss) before stock option re-pricing charge and amortization and impairment of intangibles:

   Americas (including Corporate) .............        $(22,875)           $(15,438)        $  8,292
   EMEA .......................................          (7,799)              4,753            1,264
   APAC .......................................            (193)              1,213              650
                                                   -------------    ----------------    -------------
     Total ....................................         (30,867)             (9,472)          10,206
Stock option re-pricing charge ................          (1,224)                (67)              --
Amortization of intangibles ...................         (27,448)            (46,863)         (27,689)
Intangibles impairment charge .................              --             (39,757)              --
Other income (expenses), net ..................             (61)                650              988
Provision (benefit for) income taxes ..........           3,860               2,583             (227)
                                                   -------------    ----------------    -------------
Net loss ......................................        $(63,460)          $ (98,092)       $ (16,268)
                                                   =============    ================    =============

Capital expenditures:
   Americas (including Corporate) .............         $ 1,494             $ 5,194          $ 3,766
   EMEA .......................................         $ 1,245               $ 839            $ 743
   APAC .......................................           $ 736               $ 147             $ 54

Depreciation expense:
   Americas (including Corporate) .............         $ 3,753             $ 3,104            $ 605
   EMEA .......................................           $ 963               $ 744          $ 1,703
   APAC .......................................           $ 184                $ 49             $ 24

Total assets:
   Americas (including Corporate) .............        $ 50,552            $ 51,531        $ 102,896
   EMEA .......................................        $ 72,473           $ 106,055        $ 122,284
   APAC .......................................         $ 3,953             $ 3,305          $ 1,635

     Revenues primarily relate to sales of the Mercator product line and are recorded in the country in which the sales office is located. The Company had no sales to any one customer in excess of 10% of total net revenues for the years ended December 31, 2001, 2000 and 1999.

     The intangibles impairment charge of $39.8 million includes $11.2 million related to Braid and $28.6 million related to Novera. The Braid related charge is included in the operating results of EMEA and the Novera related charge is included in the operating results of the Americas.

MERCATOR SOFTWARE, INC.

(14)  CONDENSED QUARTERLY INFORMATION (UNAUDITED)

     The following condensed quarterly information has been prepared by management on a basis consistent with the Company's audited financial statements. Such quarterly information may not be indicative of future results. Amounts are in thousands, except per share data.

                                                                                           2001
                                                               -------------------------------------------------------------
                                                                  First            Second          Third          Fourth
                                                                 Quarter           Quarter        Quarter        Quarter
                                                               -------------     ------------    ----------    -------------
Total revenues ...............................................     $ 28,134         $ 29,162      $ 34,991         $ 33,986
Gross profit before stock option re-pricing charge and
   amortization of intangibles ...............................       18,735           20,441        26,249           25,503
Net loss .....................................................      (20,688)         (22,663)      (11,949)          (8,160)
Net loss per share:
   Basic and diluted .........................................       $(0.69)          $(0.75)       $(0.39)          $(0.26)
Weighted average number of common and common
   equivalent shares outstanding: Basic and diluted ..........       29,989           30,288        30,503           31,089


                                                                                           2000
                                                               -------------------------------------------------------------
                                                                  First            Second           Third          Fourth
                                                                 Quarter           Quarter         Quarter         Quarter
                                                               -----------     -------------     -----------    ------------
Total revenues ...............................................    $31,252          $ 35,696        $ 32,203        $ 39,139
Gross profit before amortization of intangibles and
   intangibles impairment charge .............................     23,840            27,997          23,645          29,248
Net loss .....................................................    (11,497)          (17,788)         (8,638)        (60,169)
Net loss per share:
   Basic and diluted .........................................    $ (0.41)          $ (0.61)        $ (0.29)        $ (2.02)
Weighted average number of common and common
   equivalent shares outstanding: Basic and diluted ..........     28,207            29,100          29,530          29,778

     The sum of the quarterly per share amounts may not agree to the respective annual amounts due to rounding.

(15)  SUBSEQUENT EVENTS

     On February 22, 2002, the Company executed a new 5-year lease for office space in Reston, Virginia commencing March 1, 2002. The aggregate minimum commitment over the 5-year period is approximately $1.2 million, excluding taxes and operating expenses.

     Subsequent to December 31, 2001 and through March 8, 2002, the Company granted 1,652,350 options to employees to purchase shares of the Company's Common Stock under the 1997 Equity Incentive Plan. The exercise prices of such options were equal to fair market value at the date of grant.