Form 10-K, Exhibit 13
period 2002-12-31
MERCATOR SOFTWARE INC
filed 2003-03-25
CIK 1039276

Exhibit 13

MERCATOR SOFTWARE, INC.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Mercator Software, Inc.:

We have audited the accompanying consolidated balance sheets of Mercator Software, Inc. and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercator Software, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in the year ended December 31, 2002.

KPMG LLP

New York, New York

February 5, 2003, except as to note 16,

    which is as of March 17, 2003

MERCATOR SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$29,920	$28,236
Accounts receivable, less allowances of $1,588 and $3,884	22,223	28,966
Prepaid expenses and other current assets	3,775	3,021

Total current assets	55,918	60,223
Furniture, fixtures and equipment, net	9,165	9,230
Goodwill, net	43,960	43,960
Intangible assets, net	5,421	10,172
Restricted collateral deposits and other assets	1,265	3,393

Total assets	$115,729	$126,978

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,783	$7,632
Accrued expenses and other current liabilities	22,197	20,664
Current portion of long-term debt	3,268	402
Current portion of deferred revenue	24,049	22,280

Total current liabilities	55,297	50,978

Deferred revenue, less current portion	465	917
Deferred tax liability	1,233	2,418
Long-term debt, less current portion	7,928	501
Other long-term liabilities	8,805	3,084

Total liabilities	73,728	57,898

Stockholders’ equity:
Convertible preferred stock: $.01 par value; authorized 5,000,000 shares; no shares issued and outstanding	—	—
Common Stock: $.01 par value; authorized 190,000,000 shares; issued and outstanding 34,528,560 shares and 32,885,228 shares, respectively	346	329
Additional paid-in capital	250,300	249,090
Deferred compensation	—	(82)
Accumulated deficit	(207,628)	(178,220)
Accumulated other comprehensive loss	(1,017)	(2,037)

Total stockholders’ equity	42,001	69,080

Total liabilities and stockholders’ equity	$115,729	$126,978

See accompanying notes to consolidated financial statements.

MERCATOR SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years ended December 31,
	2002	2001	2000
Revenues:
Software licensing	$45,102	$59,004	$78,825
Services	27,529	35,905	35,180
Maintenance	39,299	33,911	26,582

Total revenues	111,930	128,820	140,587

Cost of revenues:
Software licensing	590	860	1,537
Services (exclusive of non-cash stock option re-pricing (benefit)/charge of $(246), $259 and $0, respectively)	24,383	29,950	27,699
Maintenance (exclusive of non-cash stock option re-pricing (benefit)/charge of $(73), $77 and $0, respectively)	7,403	7,082	6,621
Stock option re-pricing (benefit)/charge	(319)	336	—
Amortization of intangibles	3,845	3,845	7,399
Intangibles impairment charge	—	—	11,200

Total cost of revenues	35,902	42,073	54,456

Gross profit	76,028	86,747	86,131

Operating expenses:
Product development (exclusive of non-cash stock option re-pricing (benefit)/charge of $(222), $226 and $0, respectively)	21,094	19,674	21,189
Selling and marketing (exclusive of non-cash stock option re-pricing (benefit)/charge of $(350), $477 and $0, respectively)	47,365	63,274	68,861
General and administrative (exclusive of non-cash stock option re-pricing (benefit)/charge of $(176), $185 and $67, respectively)	23,681	30,718	24,123
Stock option re-pricing (benefit)/charge	(748)	888	67
Amortization of goodwill	—	22,176	38,083
Amortization of intangibles	906	1,427	1,381
Goodwill impairment charge	—	—	28,557
Restructuring charge	10,880	8,111	—

Total operating expenses	103,178	146,268	182,261

Operating loss	(27,150)	(59,521)	(96,130)
Foreign currency exchange loss, net	(1,152)	(18)	(29)
Other (expense)/income, net	(177)	(61)	650

Loss before income taxes	(28,479)	(59,600)	(95,509)
Provision for income taxes	929	3,860	2,583

Net loss	$(29,408)	$(63,460)	$(98,092)

Net loss per share:
Basic	$(0.86)	$(2.08)	$(3.36)
Diluted	$(0.86)	$(2.08)	$(3.36)
Weighted average shares outstanding:
Basic	34,076	30,536	29,154
Diluted	34,076	30,536	29,154

See accompanying notes to consolidated financial statements.

MERCATOR SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

(In thousands)

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Par Value
Balance at December 31, 1999	27,834	$278	$205,421	$(883)	$(16,668)	$(495)	$187,653
Net loss	—	—	—	—	(98,092)	—	(98,092)
Currency translation adjustment	—	—	—	—	—	(1,266)	(1,266)

Total comprehensive (loss)							(99,358)

Stock option exercises	1,612	16	3,222	—	—	—	3,238
Purchases under employee stock plan	183	2	2,844	—	—	—	2,846
Shares issued in connection with Braid acquisition	218	2	15,635	—	—	—	15,637
Amortization of deferred compensation	—	—	(112)	477	—	—	365
Employee stock option re-pricing	—	—	67	—	—	—	67
Compensation related to modifications of fixed option awards	—	—	958	—	—	—	958

Balance at December 31, 2000	29,847	298	228,035	(406)	(114,760)	(1,761)	111,406
Net loss	—	—	—	—	(63,460)	—	(63,460)
Currency translation adjustment	—	—	—	—	—	(276)	(276)

Total comprehensive (loss)							(63,736)

Stock option exercises	252	4	536	—	—	—	540
Purchases under employee stock plan	330	3	1,694	—	—	—	1,697
Issuance of Common Stock to Mitsui	228	2	1,633	—	—	—	1,635
Issuance of Common Stock in private placement	2,228	22	14,429	—	—	—	14,451
Amortization of deferred compensation	—	—	—	324	—	—	324
Employee stock option re-pricing	—	—	1,224	—	—	—	1,224
Issuance of warrants to non-employees	—	—	1,289	—	—	—	1,289
Compensation related to modifications of fixed stock option awards	—	—	250	—	—	—	250

Balance at December 31, 2001	32,885	329	249,090	(82)	(178,220)	(2,037)	69,080
Net loss	—	—	—	—	(29,408)	—	(29,408)
Currency translation adjustment	—	—	—	—	—	1,020	1,020

Total comprehensive (loss)							(28,388)

Stock option exercises	178	2	689	—	—	—	691
Purchases under employee stock plan	1,174	12	1,809	—	—	—	1,821
Exercise of warrants by non-employees	292	3	60	—	—	—	63
Private placement expenses	—	—	(173)	—	—	—	(173)
Amortization of deferred compensation	—	—	—	82	—	—	82
Employee stock option re-pricing	—	—	(1,067)	—	—	—	(1,067)
Compensation related to modifications of fixed stock option awards	—	—	(108)	—	—	—	(108)

Balance at December 31, 2002	34,529	$346	$250,300	$—	$(207,628)	$(1,017)	$42,001

See accompanying notes to consolidated financial statements.

MERCATOR SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net (loss)	$(29,408)	$(63,460)	$(98,092)
Adjustment to reconcile net (loss) to net cash (used)/provided by operating activities:
Depreciation and amortization	8,994	32,348	50,760
Intangibles impairment charge	—	—	39,757
Amortization of deferred compensation	82	324	365
Employee stock option repricing	(1,067)	1,224	67
Issuance of warrants to non-employees	—	1,076	—
Compensation related to modifications of fixed stock option awards	(108)	250	958
Provisions for losses on accounts receivable	(158)	1,434	1,005
Disposals of furniture, fixtures and equipment	62	—	—
Deferred taxes	(1,185)	1,822	1,300
Changes in operating assets and liabilities:
Accounts receivable	8,335	8,702	(3,939)
Prepaid expenses and other current assets	(609)	602	(717)
Other assets	(60)	(160)	22
Accounts payable	(2,140)	926	2,926
Accrued expenses and other liabilities	6,659	4,621	11,101
Deferred revenue	221	4,395	5,771

Net cash (used)/provided by operating activities	(10,382)	(5,896)	11,284

Cash used by investing activities:
Purchase of furniture, fixtures and equipment	(3,323)	(3,475)	(6,180)
Acquisitions, net of cash acquired	—	—	(1,823)
Net sales of marketable securities	—	3,420	2,228
Restricted collateral deposits	2,888	(1,480)	(1,500)

Net cash (used) by investing activities	(435)	(1,535)	(7,275)

Cash flows from financing activities:
Net proceeds from private placement issuance and associated expenses	(173)	14,664	—
Net proceeds from Mitsui issuance	—	1,635	—
Net proceeds from insurance premium financing	1,523	686	—
Net proceeds from long-term debt	9,320	—	—
Principal payments under insurance premium financing	(1,195)	(686)	—
Principal payments under capital leases	(722)	(499)	(258)
Proceeds from exercise of warrants	63	—	—
Proceeds from exercise of stock options	691	540	3,238
Proceeds from employee stock plan	1,821	1,697	2,846

Net cash provided by financing activities	11,328	18,037	5,826

Effect of exchange rate changes on cash	1,173	(697)	(745)

Net change in cash	1,684	9,909	9,090
Cash at beginning of period	28,236	18,327	9,237

Cash at end of period	$29,920	$28,236	$18,327

Supplemental information:
Cash paid for:
Interest	$263	$232	$151
Income taxes	$243	$653	$491
Non-cash investing and financing activities:
Acquisition of equipment under capital leases	$633	$330	$1,324
Issuance of stock and stock options in connection with acquisitions	—	—	$15,637
Issuance of warrants in connection with financing	—	$213	—

See accompanying notes to consolidated financial statements.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mercator Software, Inc. and its consolidated subsidiaries (collectively referred to herein as “Mercator” or the “Company”) develops, markets, licenses, and supports computer software and related services which allow organizations to integrate their business applications within the enterprise and with outside business partners. The Company’s customers are located primarily throughout the United States, Western Europe, and the Asia-Pacific region.

(a)  Principles of Consolidation

The consolidated financial statements include the accounts of Mercator Software, Inc. and all subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

(b)  Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the 2002 presentation.

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

(d)  Revenue Recognition

The Company generates revenue from sales of software licenses, various reseller arrangements, professional service arrangements and software maintenance contracts. The Company recognizes revenue in accordance with Statement of Position 97-2 (“SOP 97-2”), “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants.

The Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements” in December 1999. SAB 101, as amended, provides further interpretive guidance for publicly traded companies on the recognition, presentation, and disclosure of revenue in their financial statements.

The Company recognizes license fee revenue when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, and the fee is collectible.

Revenue from professional service arrangements include fees for consulting services and training and are recognized on a time and materials basis as the services are performed and amounts due from customers are deemed collectible and nonrefundable. Revenues from fixed price service agreements are recognized in direct proportion to the services provided.

Maintenance contract revenues are recognized ratably over the terms of the contracts, which can range from one to four years. The unrecognized portion of maintenance revenue is classified as deferred maintenance revenue in the accompanying consolidated balance sheets.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For multiple-element arrangements the Company applies the residual method prescribed by SOP 98-9. In these arrangements, revenue applicable to undelivered elements, principally maintenance, training and implementation services, are allocated among the elements based on vendor-specific objective evidence (“VSOE”) of fair value of those elements. VSOE is established by reference to the price the customer would be required to pay when the element is sold separately. Revenue applicable to the delivered elements is deemed equal to the remainder/residual amount of the fixed contract price. Assuming none of the undelivered elements are essential to the functionality of any of the delivered elements, the Company recognizes the residual revenue attributed to the delivered elements when all other criteria for revenue recognition for those elements have been met.

In multiple-element arrangements in which significant modifications or additions to off-the-shelf software are necessary to meet the customer’s purpose or the sale of services are essential to the functionality of the software being delivered, the entire arrangement (software and services) is accounted for in direct proportion to the services provided.

The Company grants resale rights to its software products to other vendors. These arrangements typically require the reseller to make a nonrefundable purchase of a limited number of the Company’s products. Additional royalties are due from the resellers for sales made in excess of the amount provided for in the initial arrangements. Assuming all the revenue recognition criteria described above are satisfied, the Company recognizes the initial fee on the same basis as sales to end-users described above. Royalties earned are recognized in the period reported to the Company on a one quarter or one month lag basis because reliable information with respect to royalties due from sales is not available to the Company until reported by the reseller.

In November 2001, the Emerging Issues Task Force (“EITF”) concluded that reimbursements for out-of-pocket-expenses incurred should be included in revenue in the income statement and subsequently issued EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” in January 2002. The Company adopted EITF Issue No. 01-14 on January 1, 2002 and has presented these reimbursements as services revenues for current year periods and has reclassified amounts in prior year periods to conform to this presentation. These reimbursements are primarily for travel related expenses incurred for services personnel and totaled approximately $1.9 million, $2.5 million and $2.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. The adoption of Issue No. 01-14 did not impact the Company’s financial position, operating loss or net loss.

(e)  Product Development Costs

Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” requires that software development costs: (i) be expensed as incurred until technological feasibility (as defined therein) is achieved; and (ii) capitalized subsequent to achieving technological feasibility and prior to the product being available to customers. The establishment of technological feasibility of the Company’s products has essentially coincided with the products’ general release to customers. Accordingly, the Company has expensed all software development costs as incurred.

(f)  Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred and totaled approximately $3.7 million, $5.2 million, and $6.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(g)  Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Furniture, fixtures and equipment under capital leases are stated at the present value of the minimum lease payments.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation on furniture, fixtures and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Furniture, fixtures and equipment held under capital leases as well as leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset.

(h)  Goodwill and Intangible Assets

Intangible assets are comprised of the excess of the purchase price and related acquisition costs over the fair value assigned to the net tangible assets of businesses acquired in purchase business combinations. The purchase price of businesses acquired was allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values with any amount in excess of such allocations designated as goodwill. In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets”. The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and the provisions of SFAS No. 142 as of January 1, 2002. Amortization of goodwill and intangible assets with indefinite useful lives acquired in business combinations completed before July 1, 2001 was discontinued as of January 1, 2002. The Company amortizes its intangible assets over the estimated useful life, which is five years. (see Note 5.)

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

(j)  Earnings per Share

The Company determines earnings per share in accordance with the provisions of SFAS No. 128, “Earnings Per Share”, which requires the calculation of basic and diluted net income per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share is computed based upon the weighted average number of common shares outstanding increased for any dilutive effects of options, warrants, and convertible securities.

(k)  Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(l)  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of and Goodwill

Under the provisions of SFAS No. 142, which the Company adopted effective January 1, 2002, goodwill is no longer amortized, but instead it is tested for impairment at least annually. In connection with SFAS No. 142’s transitional goodwill impairment evaluation, companies are required to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, companies were required to identify their reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Companies had up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the second step of the transitional impairment test would be required to be performed. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, companies would be required to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss would be recognized as the cumulative effect of a change in accounting principle in the Company’s Consolidated Statements of Operations. The Company completed its transitional impairment test for goodwill in the second quarter of 2002 and determined that its goodwill was not impaired and therefore did not require the recognition of any transitional impairment losses. (See Note 5.)

The Company re-evaluates the carrying value of goodwill for impairment at least annually, and also whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The following represent types of conditions that would potentially trigger an impairment assessment of the carrying amount of enterprise level goodwill: change in strategic direction or focus of the Company; recurring losses; significant downturn of the economy; or significant new technological developments. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step as described above. The Company completed its annual impairment test in the fourth quarter of 2002 and determined that its goodwill was not impaired. At December 31, 2002 and 2001, the Company had goodwill in the Consolidated Balance Sheet, net of accumulated amortization, totaling $44.0 million. Should the Company experience reductions in revenues and cash flows because its business or market conditions vary from its current expectations, the Company may not be able to realize the carrying value of goodwill and would be required to record a charge for impairment. (See Note 5.)

Under the provisions of SFAS No. 144, which the Company adopted effective January 1, 2002, the Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The following represent types of conditions that would potentially trigger an impairment assessment of the carrying amount of long-lived assets: significant new technological developments; plans for sale or disposal of the asset; a significant decrease in the market value of the asset; a significant adverse change in the extent or manner in which an asset is being used or in its physical condition. Any impairment is measured based upon the excess of the carrying value of the asset over its estimated fair value which is generally based on an estimate of future discounted cash flows. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value less costs to sell. At December 31, 2002 and 2001, the Company had long-lived assets consisting of furniture, fixtures and equipment and intangibles in the Consolidated Balance Sheet, net of accumulated amortization and depreciation, totaling $14.6 million and $19.4 million, respectively. The adoption of SFAS No. 144 did not have a significant impact on the Company’s financial position or results of operations. Should the Company experience reductions in revenues and cash flows because its business or market conditions vary from the Company’s current expectations, the Company may not be able to realize the carrying value of these assets and would record an impairment charge at that time. (See Note 5.)

(m)  Stock Options

The Company accounts for stock-based transactions in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” As permitted by SFAS No. 123, the Company has elected to measure stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and comply with the disclosure provisions of SFAS No. 123. Under the provisions of APB 25, no compensation cost for stock options is recognized for fixed stock option awards granted with an exercise price at or above the fair value of the underlying Common Stock on the date of the grant. For options granted with an exercise price less than fair value of the underlying Common Stock on the date of the grant, the related compensation expense is amortized on a straight-line basis over the vesting period. Had compensation expense for the Company’s stock option grants been determined based on the fair value at the grant date for awards consistent with the method of SFAS No. 123, the Company’s net loss would have resulted in the pro forma amounts for each year indicated below (in thousands except per share data):

	Years ended December 31,
	2002	2001	2000
Net loss, as reported	$(29,408)	$(63,460)	$(98,092)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(75,546)	(65,631)	(64,191)

Pro forma net loss	$(104,954)	$(129,091)	$(162,283)

Earnings per share:
Basic and diluted—as reported	$(0.86)	$(2.08)	$(3.36)
Basic and diluted—pro forma	$(3.08)	$(4.23)	$(5.57)

The weighted average fair value of each option granted in 2002, 2001, and 2000 was $3.03, $3.52 and $21.66, respectively. These values are based on estimates on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	2.78% to 3.36%	4.38% to 4.84%	4.98% to 6.35%
Expected life in years	6	6	6
Expected volatility	96%	141%	126%
Expected dividend yield	0%	0%	0%

FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions Involving Stock Compensation” provides guidance for applying APB 25, “Accounting for Stock Issued to Employees” and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock compensation awards in a business combination. With certain exceptions, FIN 44 applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status on or after July 1, 2000. In accordance with FIN 44, fixed stock options that are re-priced subsequent to the original grant date require variable accounting until the option has been exercised, is forfeited, or expires unexercised. Further, to the extent the Company’s stock-based compensation awards are or become subject to “variable accounting” because of the implementation of FIN 44, significant periodic fluctuations in the price of the Company’s Common Stock may have a material impact on stock-based compensation expense reported in future results of operations.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which a performance commitment is reached.

(n)  Fair Value of Financial Instruments

The carrying amounts for cash, investments in marketable securities, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, and current portion of deferred maintenance revenue approximate fair value because of their short maturities. The carrying amount of the Company’s long-term debt approximates fair value, as such debt bears interest at the Company’s current incremental borrowing rate of prime plus 2% (6.25% at December 31, 2002).

(o)  Derivative Financial Instruments

On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137 “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, requires that all derivatives be recognized as either assets or liabilities at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings.

The Company did not enter into any derivative contracts in 2002, 2001 or 2000; accordingly, the adoption of these pronouncements has not had a material effect on the financial statements.

(p)  Comprehensive Income (Loss)

The Company applies the provisions of SFAS No. 130, “Reporting Comprehensive Income” which requires the Company to report in its financial statements, in addition to its net income, comprehensive income, which includes all changes in equity during a period from non-owner sources. The Company’s total comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the Statement of Stockholders’ Equity and Comprehensive Loss.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q)  Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is their local currency. Assets and liabilities of international subsidiaries are translated to U.S. dollars at the exchange rates as of the balance sheet date and income statement items are translated at average exchange rates for the year. Exchange gains or losses arising from translation of such foreign entity financial statements are included as a component of other comprehensive income (loss).

(r)  Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. Management does not expect the adoption of SFAS No. 143 to have a significant impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. This Statement requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred as opposed to recognition on the date an entity commits to an exit plan as previously required under EITF Issue No. 94-3. The Company is required to adopt SFAS No. 146 for exit and disposal activities initiated after December 31, 2002. The Company has not yet determined the impact that the adoption of SFAS No. 146 will have on the Company’s financial position or results of operations.

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in Note 13.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation” and provides alternative methods of transition for an entity’s voluntary change to the fair value method of accounting for stock-based employee compensation. This Statement also amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures and specifies the form, content and location of those disclosures in both annual and interim financial statements regarding the method of accounting used for stock-based employee compensation and its effect on reported results. This Statement is effective for fiscal years ending after December 15, 2002. As the Company continues to account for employee stock-based compensation under APB 25, and the Company did not make a voluntary change to the fair value based method of accounting for stock-based employee compensation under SFAS No. 123 in 2002, the adoption of SFAS No. 148 did not impact the Company’s financial position or results of operations.

Other pronouncements issued by the FASB or other authoritative accounting standard setting groups with future effective dates are either not applicable or are not significant to the financial statements of Mercator.

(2)	RESTRUCTURING CHARGE

During the second and third quarters of 2001, the Company restructured its operations to strategically align its personnel with the markets it serves. Consequently, the Company incurred restructuring charges of $8.1 million for the year ended December 31, 2001, which consisted of $5.2 million of accruals for lease payments associated with leased space no longer required due to the reduction in the workforce, and $2.9 million of severance-related costs. At December 31, 2001, $5.0 million of these accruals remained which consisted of $4.7 million for losses related to leased space and $0.3 million for severance benefits. In the second and fourth quarters of 2002, due to the continued weakness in the economy and the commercial real estate market, the Company increased its accrual for excess office space by $6.5 million. Such increase represented an adjustment to management’s original estimates of the timing and amount of anticipated sublease income, as well as subtenant allowances and estimated broker’s fees. The Company is currently seeking to sublease this idle space to third parties. Additionally, in the third and fourth quarters of 2002, due to further workforce reductions, the Company recorded approximately $4.4 million of severance-related costs and $0.3 million of accruals for leased space no longer required. During the first half of 2002, the Company also reversed approximately $0.1 million of remaining restructuring accruals relating to severance payments and $0.2 million of remaining leased space accruals as all payments had been finalized for those employees and leases. During 2002, approximately 195 employees were terminated as part of restructuring activities.

Restructuring accruals established by the Company, and subsequent charges related thereto, are summarized as follows (in thousands):

2001	Balance January 1, 2001	Additions	Cash Payments	Reversals	Balance December 31, 2001
Charges for leased space no longer required (net of estimated sub-lease recoveries)	$—	$5,211	$(580)	$—	$4,631
Severance related charges	—	2,900	(2,573)	—	327

Totals	$—	$8,111	$(3,153)	$—	$4,958

Less: Current portion					$3,231

Long-Term portion					$1,727

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002	Balance January 1, 2002	Additions	Cash Payments	Reversals	Balance December 31, 2002
Charges for leased space no longer required (net of estimated sub-lease recoveries)	$4,631	$6,786	$(2,147)	$(217)	$9,053
Severance related charges	327	4,393	(2,830)	(82)	1,808

Totals	$4,958	$11,179	$(4,977)	$(299)	$10,861

Less: Current portion					$5,747

Long-Term portion					$5,114

(3)	ACQUISITIONS

All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

(a)  Braid Group Limited

In March 1999, the Company acquired all of the outstanding share capital of Braid Group Limited, (“Braid”) a privately held Bermuda Corporation, pursuant to a Stock Purchase Agreement by and among the Company and each of the stockholders of Braid. Braid was a provider of enterprise application integration (“EAI”) software products for end-to-end processing of financial transactions in the international banking and securities’ markets.

The Company purchased all of the outstanding share capital of Braid for approximately $110.2 million, excluding approximately $20 million of contingent consideration which was subsequently paid based upon the achievement of certain performance criteria. The purchase price included (1) $30 million in cash, (2) 2,207,258 shares of the Company’s Common Stock valued at approximately $63.7 million, (3) the issuance of 434,622 Company stock options, with a fair value of approximately $12 million, in exchange for all outstanding Braid stock options, and (4) approximately $4.5 million in fees and acquisition related expenses. The excess of the purchase price over the fair value of the net assets acquired was allocated to identifiable intangible assets of $46.2 million, which are amortized on a straight-line basis over periods of 3 to 5 years, with the remainder allocated to goodwill, which was amortized on a straight-line basis over 5 years, until the Company adopted SFAS No. 142 effective January 1, 2002.

During April 2000, the Company determined that the operating targets for contingent consideration had been achieved. Mercator paid the contingent consideration by issuing common shares and, in accordance with the terms of the contract, the number of shares to be issued was determined to be 218,302. These shares are recorded in the Company’s financial statements at a value of $71.615 per share, the closing price of the stock on the date the number of shares to be issued was determined. In September 2000, Mercator approved an additional $1.7 million cash payment to the shareholders of Braid as the final component of contingent consideration. This payment was made in October 2000. The combined $17.3 million contingent consideration was added to goodwill and was amortized on a straight-line basis over the remaining life, until the Company adopted SFAS No. 142 effective January 1, 2002.

In December 2000, management determined that certain Braid products no longer supported the Company’s focus on e-business integration and the Company elected to discontinue support of these products. As a result, the unamortized intangible asset net book value of $11.2 million at December 31, 2000 relating to these products was written-off in the fourth quarter of 2000 and has been included in “Cost of revenues: Intangibles impairment charge” in the accompanying Consolidated Statement of Operations for the year ended December 31, 2000.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)  Novera Software, Inc.

In September 1999, the Company completed the acquisition of all of the outstanding shares of Novera Software, Inc., (“Novera”) a Delaware corporation, pursuant to the Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Company and each shareholder of Novera.

Novera developed, marketed, and supported Web application integration solutions, which enabled organizations to integrate Web-based applications such as customer self-service, customer relationship management and online retailing with back-end legacy data.

Pursuant to the terms of the Merger Agreement, the Company purchased all of the outstanding share capital of Novera for approximately $58.2 million. The purchase price included (1) 1,789,916 shares of the Company’s Common Stock valued at approximately $46.6 million, (2) the issuance of options to purchase 369,142 shares of the Company’s Common Stock, with a fair value of approximately $9.6 million, in exchange for all outstanding Novera stock options, and (3) approximately $2.0 million in fees and acquisition related expenses. The excess of the purchase price over the fair value of the net assets acquired was estimated at $49.4 million including the effect of recording $3.7 million of deferred tax assets related to acquired net operating losses. The excess purchase price was being amortized on a straight-line basis over a 3-year period.

In the fourth quarter of 2000, management determined that the Company’s Web Broker product, which included Novera technology, would be discontinued. Additionally, during the fourth quarter of 2000, management consolidated the research and development function of Novera with the Company’s Boca Raton facility and all Novera research and development personnel left the Company. As a result of these decisions, the Company recorded an intangibles impairment charge of $28.6 million in the fourth quarter of 2000 to write-off the remaining book value of the Novera goodwill. The $28.6 million has been included in “Operating expenses: Goodwill impairment charge” in the accompanying Consolidated Statement of Operations for the year ended December 31, 2000.

(c)  Software Consulting Partners

In November 1998, the Company acquired certain assets of Software Consulting Partners (“SCP”) for 67,844 shares of the Company’s Common Stock with a total fair value of $1.2 million and the assumption of certain liabilities totaling $4.7 million. The purchase price was allocated to the net assets based on their fair values. The excess of the purchase price over the fair value of the net assets acquired was approximately $5.5 million and was amortized over its estimated life.

The Company issued 67,844 shares of Common Stock based upon the total value of $1.2 million as prescribed by the agreement and the market price of the stock on the acquisition date with 50% of such shares subject to an escrow to secure certain indemnification obligations of SCP and the SCP stockholder. As a result of the settlement agreement as described in Note 13 with Ulrich Neubert, the sole stockholder of SCP, Mr. Neubert released any and all rights to the escrowed shares, and these shares became property of the Company.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures and equipment consist of the following (in thousands):

	December 31,		Useful Life Range
	2002	2001
Computer systems and software	$20,109	$15,894	3–5 years
Furniture and fixtures	2,848	3,207	5–10 years
Office equipment	1,396	1,332	5 years
Leasehold improvements	2,483	2,403	1–10 years
Automobiles	210	235	5 years

	27,046	23,071
Less accumulated depreciation and amortization	(17,881)	(13,841)

	$9,165	$9,230

Depreciation expense was $4.2 million, $4.9 million and $3.9 million for the years ended December 31, 2002, 2001, and 2000, respectively. Computer systems and equipment under capital leases included in the above totals, net of accumulated depreciation, was $1.1 million and $1.0 million as of December 31, 2002 and 2001, respectively.

(5)	GOODWILL AND INTANGIBLE ASSETS

(a)  Goodwill

The total carrying amount of goodwill (all related to the Braid acquisition), which is the Company’s only intangible asset not subject to amortization, is $44.0 million at December 31, 2002 and December 31, 2001.

Effective January 1, 2002, the Company adopted SFAS No. 142. Under the provisions of SFAS No. 142, goodwill is no longer amortized and is tested annually for impairment using a fair value methodology (see Note 1). On a comparable basis, the net loss and net loss per share as adjusted to exclude goodwill amortization for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Years ended December 31,
	2002	2001	2000
	(In thousands, except share data)
Reported net loss	$(29,408)	$(63,460)	$(98,092)
Adjustment for goodwill amortization	—	22,176	38,083

Net loss, as adjusted	$(29,408)	$(41,284)	$(60,009)

Net loss per share, as adjusted to exclude amortization of goodwill	$(0.86)	$(1.35)	$(2.06)
Weighted average shares outstanding:
Basic and fully diluted	34,076	30,536	29,154

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)  Intangibles subject to amortization

The components of the Company’s intangible assets are as follows:

	At December 31, 2002		At December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Purchased technology	$19,226	$(14,740)	$19,226	$(10,895)
Customer list	4,008	(3,073)	4,008	(2,271)
Covenant not to compete	1,874	(1,874)	1,874	(1,770)

Total	$25,108	$(19,687)	$25,108	$(14,936)

All of these intangibles were acquired in conjunction with the Braid acquisition in March 1999.

The weighted-average remaining amortization periods as of December 31, 2002 are as follows: Purchased technology—1.2 years; Customer list—1.2 years; and in total—1.2 years.

Consolidated amortization expense related to the intangible assets (excluding goodwill amortization) was $4.8 million, $5.3 million and $8.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Amortization expense is expected to be $4.6 million and $0.8 million for the years ended December 31, 2003 and 2004, respectively. These intangible assets are expected to be fully amortized by February 29, 2004.

(6)	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Included in accrued expenses and other current liabilities are compensation costs (regular payroll, commissions, bonuses, health insurance, profit sharing, and other withholdings) and related payroll taxes of $8.8 million and $8.0 million as of December 31, 2002 and 2001, respectively. Also included are accrued legal fee and settlement costs of $1.3 million and $4.0 million as of December 31, 2002 and 2001, respectively. Additionally, the current portion of restructuring accruals of $5.7 million and $3.2 million are included as of December 31, 2002 and 2001, respectively (see Note 2).

(7)	DEBT

In connection with a facility lease in Wilton, CT, the Company had available a letter of credit with Fleet Bank for $2.5 million and a related restricted collateral deposit of $3.0 million. In June 2002, the Company terminated its letter of credit and related restricted collateral deposit with Fleet Bank and replaced it with a $2.5 million letter of credit with Silicon Valley Bank (“SVB”) using its existing line of credit with SVB as collateral (see below). In December 2002, the Company’s credit facility with SVB expired, however the letter of credit with SVB remained and was collateralized by a replacement letter of credit with Wells Fargo Bank (“Wells Fargo”) in connection with a new credit facility with Foothill Capital Corporation (“Foothill”), an affiliate of Wells Fargo (see below). As discussed in Note 2, the Company is currently seeking to sublease this idle space to third parties.

In June 2001, the Company finalized a credit facility with SVB. The maximum amount available under the facility was $15.0 million, of which up to $4.0 million could be used for letters of credit pursuant to an amendment in June 2002. Borrowings could not exceed 80% of eligible accounts receivable, as defined in the credit facility agreement and were subject to bank approval. Borrowings were also subject to the Company maintaining compliance with the terms of the facility. The agreement, as amended, required that the Company

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maintain a ratio of eligible domestic accounts receivable to outstanding letters of credit of 1.6 to 1.0. The Adjusted Quick Ratio, as amended in August 2002, required the Company to maintain a ratio of at least 1.1 to 1.0 through the expiration date of the facility on November 27, 2002. In November and December 2002, the Company received extensions of the credit facility expiration date through December 27, 2002. The credit facility was replaced prior to its expiration on December 24, 2002 with a credit facility with Foothill (see below). Since inception and through its expiration, excluding the aforementioned letter of credit, no borrowings were made under the SVB facility.

On December 24, 2002, Mercator Software, Inc. (“Parent”) and its wholly-owned subsidiary, Mercator Software Limited (“Mercator-UK”), entered into a Loan and Security Agreement (the “Loan Agreement”) and related agreements with Foothill. The Loan Agreement establishes a three-year term loan and revolving credit facility (the “Credit Facility”) in the aggregate principal amount of $20.0 million. Pursuant to the Loan Agreement, Parent and Mercator-UK, as the two initial borrowers under the Credit Facility, may borrow, repay and reborrow from time to time, on a joint and several basis, revolving credit loans up to an aggregate principal amount at any one time outstanding of $20.0 million. The actual amount permitted to be borrowed is limited by a borrowing base, and in no event may all outstanding revolving credit loans, when aggregated with outstanding letters of credit and the term loan then outstanding (discussed below), exceed $20.0 million. The borrowing base is calculated as an amount equal to the lesser of (1) 85% of eligible accounts receivable (as defined) and (2) an amount calculated as (i) collections on accounts receivable for the preceding 90 days less (ii) the then-outstanding term loan. In each case, the borrowing base is subject to certain reserves established by Foothill in accordance with the Loan Agreement. The Loan Agreement specifies the criteria for eligibility of accounts receivable, including per-customer concentration limits. In addition, accounts receivable of Mercator-UK are entirely excluded from the borrowing base until late February 2003, and thereafter may be included except for any portion that would cause Mercator-UK accounts receivable to exceed 50% of all eligible accounts receivable of Parent and Mercator-UK on a combined basis. At closing, no amounts were drawn down under the revolving credit facility. Subject to the above limitations and a possible cash sweep (discussed below), revolving credit loans need not be repaid prior to the scheduled maturity date of December 24, 2005.

The Loan Agreement also provides for up to an aggregate of $5.0 million in availability under the revolving credit facility to be used for letters of credit. As of December 31, 2002, one letter of credit, in the face amount of approximately $2.5 million, was issued under such subfacility.

The Loan Agreement also provides for a term loan of up to $10.0 million, drawable entirely at closing or in multiple installments, with a minimum of $6.0 million to be drawn at closing. The entire $10.0 million term loan was drawn down at closing, of which $2.5 million is included in “Current portion of long-term debt” and $7.5 million is included in “Long-term debt, less current portion” in the accompanying Consolidated Balance Sheets. The outstanding term loan is repayable in equal monthly installments of approximately $0.2 million, with the balance of $2.5 million due on the scheduled maturity date of December 24, 2005. In addition, the term loan must be prepaid to the extent such loan is in excess of an amount calculated as 45% of the net orderly liquidation value of recurring maintenance revenues, as detailed in the Loan Agreement. The Company incurred approximately $0.7 million in expenses related to this facility and such costs are included in “Restricted collateral deposits and other assets” in the accompanying Consolidated Balance Sheets and will be amortized over the three year term of the loan.

Revolving credit loans and the term loan may be prepaid at any time prior to the scheduled maturity date, without a prepayment premium, except that revolving credit loans bearing interest under the London interbank offered rate (“LIBOR”) option (described below) are subject to a breakage fee if repaid other than on the last day of the applicable LIBOR interest period. In addition, upon any early termination of the Credit Facility, whether voluntarily by the Company or by Foothill following an event of default, the Loan Agreement requires the

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payment of an early termination fee of 3.00% during the first year, 2.00% during the second year, and 1.00% during the third year, in each case calculated on the original aggregate amount available under the Credit Facility ($20.0 million). No fee is payable if termination occurs within the final 90 days preceding the scheduled maturity date, or if the Credit Facility is refinanced with a unit of Wells Fargo. A reduced percentage early termination fee may be payable if termination occurs in connection with a “change of control” (which constitutes an event of default under the Loan Agreement and is defined as: (a) any person or group beneficially owning 30% or more of the Company’s stock; (b) a majority of the Company’s directors ceasing to be “continuing directors” (as defined); or (c) any borrower ceases to directly own and control 100% of the outstanding Capital Stock of its restricted subsidiaries (as defined in the Loan Agreement) extant as of the closing date of the loan).

Outstanding revolving credit loans bear interest at a rate per annum based on: (a) a floating rate equal to (i) Wells Fargo’s prime rate plus (ii) 0.25% per annum; and (b) to the extent selected by the Company, a rate based upon (i) 1-, 2-, or 3-month reserve adjusted LIBOR on U.S. Dollar deposits plus (ii) 3.00% per annum. The outstanding term loan bears interest at a rate per annum based on Wells Fargo’s prime rate plus a specified interest rate margin ranging from 0.50% to 2.00% per annum (initially, 2.00% per annum); but in any case the term loan is subject to a minimum aggregate interest rate of 6.00% per annum, and no LIBOR option is available for the term loan. The Loan Agreement also provides for an additional 4.00% per annum default rate of interest that would accrue during events of default.

The Loan Agreement requires, among other things, that: (i) the Company maintain a consolidated minimum EBITDA (as defined), measured monthly for the preceding 12 months (except that periods prior to 2003 are excluded) as follows (note that bracketed amounts denote losses): January through March 31, 2003—($7,000,000); April through September 30, 2003—($8,000,000); October 2003 through February 29, 2004—($6,000,000); March through May 31, 2004—($5,000,000); June through August 31, 2004—($3,000,000); September through November 30, 2004—($0); December 2004—$3,325,000; and thereafter (a) amounts to be determined by Foothill based on Company projections or (b) $3,325,000; (ii) the borrowers maintain recurring maintenance revenues, measured monthly for the preceding five months, of not less than $10.0 million; and (iii) the borrowers’ capital expenditures not exceed $2.5 million in 2003, $5.0 million in 2004 and an amount to be mutually agreed upon for 2005 ($5.0 million absent such agreement). In addition, the Loan Agreement and related agreements contain numerous other affirmative and negative covenants, as well as numerous events of default. The Company was in compliance with all of the covenants as of December 31, 2002. (See Note 16 of Notes to Consolidated Financial Statements.)

The Parent and Mercator-UK have collateralized their obligations under the Credit Facility by their grant of a lien on and security interest in substantially all of their respective assets, regardless of whether such assets comprise part of any applicable borrowing base, except that no pledge has been made of any stock of any other subsidiary of the Company; nor have any assets of any subsidiary of the Company (other than Mercator-UK) been granted as additional collateralization for the Credit Facility.

In April and June 2002, in connection with the renewal of certain insurance policies, the Company financed through two separate loans with separate lenders, a portion of certain of its annual insurance premium amounts. The first loan was for approximately $0.4 million with interest payable at an annual percentage rate of 7.25% over a term of nine months. The second loan was for approximately $1.1 million with interest payable at an annual percentage rate of 4.0% over a term of eight months. At December 31, 2002, approximately $0.3 million remained outstanding on these loans and is included in “Current portion of long-term debt” in the accompanying Consolidated Balance Sheets.

The Company also leases certain computer systems and equipment under several capital lease agreements with various terms and interest rates. Included in “Current portion of long-term debt” in the accompanying

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated Balance Sheets are $0.4 million of such leases for the years ended December 31, 2002 and 2001. Included in “Long-term debt, less current portion” in the accompanying Consolidated Balance Sheets are $0.4 million and $0.5 million of such leases for the years ended December 31, 2002 and 2001, respectively.

Borrowing costs under these agreements, which are included in other (expense) income in the accompanying Consolidated Statements of Operations, were as follows (in thousands):

	Years ended December 31,
	2002	2001	2000
Interest expense	$88	$76	$63
Guarantee fees	157	112	—
Commitment fees	378	143	29

	$623	$331	$92

(8)	STOCKHOLDERS’ EQUITY

(a)  Preferred Stock

The Company has authorized 5,000,000 shares of Preferred Stock, which may be issued by the Board of Directors on such terms, and with such rights, preferences, and designations as the Board may determine without any vote of the stockholders, including 500,000 shares designated as “Series A Junior Participating Preferred Stock” pursuant to the Certificate of Designations of Series A Junior Participating Preferred Stock of the Company. There were no preferred shares outstanding at December 31, 2002 or 2001.

(b)  Common Stock

In January 2000, the Company increased the number of authorized shares of Common Stock from 70 million to 190 million.

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

In December 2001, the Company received net cash proceeds of $14.7 million in connection with the private sale of 2,228,412 shares of Common Stock to a group of institutional investors. Under the terms of the financing, these shares were sold at $7.18 per share, and the investors were issued seven-year warrants to purchase approximately 550,000 additional shares at a price of $8.98 per share. The number of shares purchasable upon exercise of the warrants is subject to increase, and the exercise price of the warrant subject to a corresponding decrease, in the event of a sale by the Company of additional equity securities, subject to certain exceptions, at a Common Stock equivalent price of less than $8.98 per share, at any time while any of the warrants are outstanding.

On January 17, 2002, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission (“SEC”) relating to the offer and sale from time to time of up to 3,577,883 shares of our Common Stock by certain security holders. Of the shares, 2,228,412 shares were issued by the Company in a private placement (as discussed above) and 557,104 shares are issuable upon the exercise of related warrants granted to those security holders who participated in the private placement. Additionally, 229,342 shares of

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Stock were issued upon exercise of warrants to certain selling stockholders and the remaining 563,025 shares are issuable upon the exercise of outstanding warrants granted to other selling stockholders. On March 19, 2002 the SEC declared the Company’s Registration Statement on Form S-3 effective thereby registering an aggregate of 3,577,883 shares of Common Stock. All of the shares included in the Registration Statement may be offered by certain security holders of the Company. The Company did not receive any proceeds from the resale of these shares by the selling security holders.

(c)  Stock Purchase Warrants

On December 31, 1996, certain owners of Preferred and Common Stock held an aggregate of nine warrants to purchase 1,979,638 shares of Common Stock at $1.00 per share, which are exercisable at the holders’ discretion. During 1997 and 1998, warrants were exercised into an aggregate of 593,654 and 102,200 shares, respectively. As these warrants were exercised on a net exercise basis, the Company received no proceeds. Also, in connection with the second public offering in 1998, one of the remaining warrants was sold to the underwriters and subsequently exercised into 764,562 shares with net proceeds of approximately $0.8 million. During 1999, one warrant was exercised into 455,412 shares. As this warrant was exercised on a net exercise basis, no proceeds were received by the Company. No warrants were exercised during 2000 and 2001. In January 2002, a warrant was exercised for 1,200 shares of Common Stock at an exercise price of $1.00 per share for which the Company received proceeds of $1,200. In May 2002, two warrants were exercised for a total of 62,010 shares of Common Stock at exercise prices of $1.00 per share for which the Company received proceeds of $62,010. In June 2002, the last remaining warrant for 600 shares of Common Stock at an exercise price of $1.00 per share expired unexercised. At December 31, 2002, none of these warrants remain outstanding. Substantially all of the shares issuable upon exercise of these warrants were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

In June 2001, in connection with a secured credit facility, the Company issued a warrant to SVB to purchase 220,000 shares of Common Stock at $4.00 per share expiring in June 2008. The fair value of this warrant was determined to be approximately $0.3 million using the Black–Scholes pricing model with the following assumptions: (i) a risk-free interest rate of 5.67%; (ii) an expected contractual life of 7 years; (iii) expected volatility of 126%; and (iv) an expected dividend yield of 0%. The fair value was charged to prepaid expenses as a loan origination fee and credited to additional paid-in capital in June 2001. This prepaid loan origination fee was amortized to operations over the term of the secured credit facility agreement. The warrant holder subsequently assigned the warrant to an affiliate, and on January 3, 2002, pursuant to the cashless exercise provisions of the warrant agreement, the affiliate exercised the warrant for 123,296 shares of Common Stock, and as such, the Company did not receive any proceeds. These shares were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

In June, July and October of 2001, the Company granted warrants to purchase 456,447 shares of Common Stock to MAST Services LLC at exercise prices ranging from $3.66 to $4.00 per share as compensation for its services in connection with strategic alliance opportunities. The number of warrants issued was determined by dividing the amount owed to the vendor by the value of a warrant, as determined under the Black-Scholes pricing model and based on risk-free interest rates ranging from 3.13% to 4.02%, expected contractual lives ranging from 2 to 3 years, expected volatility of 80% and expected dividend yields of 0%. The warrants are subject to anti-dilution adjustments. The costs of these warrants based on the fair value of services received of $0.4 million were expensed when counterparty performance was complete and are included in “Operating expenses: General and administrative” in the accompanying Consolidated Statement of Operations for the year ended December 31, 2001. Subsequently, MAST Services LLC assigned all of the warrants to an affiliate, MAST International Limited. The shares issuable upon exercise of these warrants were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June, July and October 2001, the Company granted warrants to purchase a total of 179,404 shares of Common Stock to Morgan Howard Global International Limited at exercise prices ranging from $2.62 to $5.60 per share for its services in connection with executive search assignments. The number of warrants issued was determined by dividing the amount owed to the vendor by the value of a warrant, as determined under the Black-Scholes pricing model and based on risk-free interest rates ranging from 3.06% to 4.48%, expected contractual lives of 3 years, expected volatility of 80% and expected dividend yields of 0%. The costs of these warrants based on the fair value of services received of $0.1 million were expensed to general and administrative expense when counterparty performance was complete in 2001. On January 9, 2002, the warrant holder exercised the warrants for 104,846 shares of Common Stock pursuant to cashless exercise provisions in the warrant agreement, and as such, the Company did not receive any proceeds from this exercise. These shares were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

In December 2001, in connection with the private sale of 2,228,412 shares of Common Stock to a group of institutional investors as mentioned above, the Company issued 557,104 warrants to the investors at an exercise price of $8.98. No financial statement recognition was given to the warrants as there were no goods or services received by the Company pursuant to this transaction. The warrants expire in December 2008. The warrants contain anti-dilution provisions pursuant to which the exercise price and number of shares issuable upon exercise will be adjusted in the event of a stock split, stock dividend, re-capitalization, reorganization or similar transaction or future sale of additional equity to other investors at less than $8.98 per share while the warrants are outstanding. The shares issuable upon exercise of these warrants were included in the January 17, 2002 filing of a Registration Statement on Form S-3 with the SEC discussed above.

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

Effective October 15, 2002, the Company settled a dispute with a private equity firm relating to break-up fee provisions and reimbursements for out-of-pocket expenses with respect to a proposed investment in the Company, pursuant to which the Company granted a warrant to purchase 105,000 shares of Common Stock at $3.37 per share (see Note 13). The warrant is subject to anti-dilution adjustments and is exercisable for a term of seven years from the date of the settlement. In addition, the private equity firm has the right to surrender the warrant in exchange for payment of $500,000 by the Company for a period of seven business days following the third anniversary of the settlement date (the “Put Exercise Period”), except that such right expires prior to the Put Exercise Period upon the earlier of any of the following events: (i) five business days after a period in which the Company’s stock price exceeds a target price of $8.13 per share for 30 consecutive trading days; (ii) the exercise of any portion of the warrant; or (iii) a purchase by the private equity firm of the Company’s stock or any derivative thereof at a time when the Company’s stock is trading at a price within 20% of the aforementioned target price. The fair value of this warrant, which was accrued as part of the settlement discussed above, was determined to be approximately $0.4 million using a probability adjusted Black–Scholes pricing model with the following assumptions: (i) a risk-free interest rate of 2.4%; (ii) an expected total contractual life of 7 years; (iii) expected volatility of 70%; and (iv) an expected dividend yield of 0%. The value of the warrant will be marked to market through the Company’s Statement of Operations on a quarterly basis until such time as the put

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expires or is exercised. As of December 31, 2002, the value of the warrant is $0.4 million, and is included in “Other long-term liabilities” in the Company’s Consolidated Balance Sheet at December 31, 2002.

(d)  Stock Option Plans

The Company established the Equity Incentive Stock Option Plan (“EIP”) in May 1997. This replaced the 1993 Stock Option Plan. The EIP provided that the Company may grant options to eligible individuals (defined as employees, officers, directors, consultants, independent contractors and advisors of the Company or any Parent or Subsidiary of the Company) to purchase up to 6,700,000 shares of the Company’s Common Stock. On May 17, 2001, the EIP was amended to increase the number of options the Company may grant to eligible individuals from 6,700,000 to 9,700,000 shares. On May 14, 2002, the Company’s shareholders approved an amendment to the EIP to provide for increases in the number of shares of Common Stock reserved for issuance under the EIP (i) on May 14, 2002 by 2,500,000 shares of Common Stock and (ii) on January 1, 2003 by the lesser of (a) 7.5% of the number of shares of Common Stock outstanding on the close of business immediately preceding January 1, 2003, or (b) 3,000,000 shares. For the years ended December 31, 2002, 2001 and 2000, the Company granted 6,578,637, 5,185,150 and 4,842,803, respectively, of stock options at exercise prices ranging from $0.64 to $9.77, $1.12 to $10.31 and $2.96 to $139.00 per share, respectively. The exercise prices of these stock options equaled the fair value of the underlying Common Stock on the date of grant. No options may be granted for a term greater than 10 years.

In addition, the Company established a Directors Stock Option Plan (“Directors Plan”) in May 1997, which authorizes the issuance of options to directors to purchase 450,000 shares of the Company’s stock. During 2002, 129,000 options were granted at exercise prices ranging from $1.50 to $3.60 per share. During 2001 no options were granted. During 2000, 206,000 options were granted at exercise prices ranging from $5.06 to $77.69 per share.

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

During September 2000, the Company’s Board of Directors approved a policy of granting options annually during the first quarter of each year, as well as a special grant of 1,306,305 options to employees in September 2000 at a market price of $16.50. Half of these options vested quarterly and became fully vested one year from the date of grant. The second half of the options will vest quarterly on a multi-year schedule. The first twenty-five percent will vest quarterly over eighteen months, with the balance vesting over the following three years. Board members, including the Company’s President and Chief Executive Officer, were excluded from the grant.

During November 2000, the Company’s Board of Directors approved an offer to exchange a portion of the September 2000 option grant, of which 615,465 options were exchanged for an equal amount of options priced at the market price of $5.063 per option. The new options vested quarterly over a twelve-month period and expire on November 2, 2003. According to FASB Interpretation No. (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation”, if the exercise price of a fixed stock option award is reduced, the award shall be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited, or

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expires unexercised. In accordance with FIN 44 and FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”, the Company recorded a variable non-cash compensation charge of $1.2 million and $0.1 million for the years ended December 31, 2001 and 2000, respectively, relating to the re-priced options. During the year ended December 31, 2002 the Company recorded a benefit of ($1.1) million relating to the re-priced options as a result of the reduction in the Company’s stock price during the current year. As of December 31, 2002, 244,256 of these re-priced options were outstanding.

On September 17, 2001, the Company announced a voluntary option exchange program for its employees. This tender offer related to an offer to all eligible individuals, which excluded all directors, executive vice-presidents, senior vice-presidents and corporate vice-presidents of the Company, to exchange all outstanding options granted under the EIP for new options to purchase shares of Common Stock under the EIP. Under the exchange program, for every two options tendered and cancelled as of October 19, 2001, the Company agreed to grant one new option on April 23, 2002. The offer expired on October 19, 2001 and the Company accepted for cancellation options to purchase an aggregate of 1,100,062 shares from 239 option holders who participated. On April 23, 2002, 447,597 options were granted at the exercise price of $2.90, which was the fair market value of the Company’s Common Stock on that date, to 211 option holders.

On December 18, 2002, the Company granted 2,860,000 options to employees and directors to purchase shares of the Company’s Common Stock under the EIP. The exercise price of such options was equal to fair market value at the date of grant. This grant was in lieu of the annual grants scheduled for January 2003 and January 2004.

During the years ended December 31, 2002, 2001 and 2000, the Company recorded non-cash compensation (benefits) charges of ($0.1) million, $0.3 million and $1.0 million, respectively, as a result of accelerated vesting and extension of option terms in connection with severance agreements for certain officers (some of which were providing ongoing services). The Company accounted for these charges in accordance with APB 25, “Accounting for Stock Issued to Employees”, FIN 44, SFAS No. 123, “Accounting for Stock-Based Compensation” and EITF Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e)  Stock Option Activity

Transactions under the Equity Plan and the Directors Plan are summarized on a straight-line basis below:

	Number of shares	Weighted Average Exercise Price
Shares under option at December 31, 1999	4,802,925	$10.31
Exercised	(1,610,526)	$1.96
Granted	5,048,803	$21.66
Cancelled	(1,861,207)	$21.38

Shares under option at December 31, 2000	6,379,995	$18.17
Exercised	(251,798)	$2.33
Granted	5,185,150	$3.52
Cancelled	(4,109,276)	$20.30

Shares under option at December 31, 2001	7,204,071	$6.96
Exercised	(177,887)	$3.54
Granted	6,707,637	$3.03
Cancelled	(2,334,200)	$7.05

Shares under option at December 31, 2002	11,399,621	$4.68

Options exercisable were as follows:
December 31, 2002	5,350,044	$6.50
December 31, 2001	3,289,701	$9.64
December 31, 2000	1,704,672	$11.90

The options re-priced in November 2000 are reflected in the above summary as options granted and options cancelled. The re-priced options granted in April 2002 are also reflected in the above summary as options granted and options cancelled. There were 3,813,600 shares available for grant under the option plans at December 31, 2002.

The following table summarizes information about employee and director stock options outstanding and exercisable at December 31, 2002:

Range of Option Exercise Prices	Options Outstanding At 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable at 12/31/02	Weighted Average Exercise Price
$ 0.1650 – $ 0.1650	24,422	2.11	$0.1650	24,422	$0.1650
$ 0.6400 – $ 0.9400	2,878,750	9.94	$0.9389	680,500	$0.9383
$ 1.0500 – $ 1.5000	1,161,247	9.63	$1.3110	247,135	$1.2761
$ 1.8300 – $ 2.2900	1,277,513	8.63	$2.1636	772,689	$2.1359
$ 2.3100 – $ 2.7800	1,177,882	8.36	$2.7217	711,609	$2.7405
$ 2.8400 – $ 3.3750	1,162,631	7.84	$3.0879	624,790	$3.2404
$ 3.5000 – $ 5.0630	1,382,574	7.01	$4.5529	769,974	$4.6203
$ 5.2400 – $ 9.1000	1,141,795	8.38	$8.1800	457,186	$7.6673
$ 9.1880 – $41.8750	1,154,807	7.56	$18.2744	1,026,239	$17.9309
$61.3130 – $77.6880	38,000	7.14	$75.5334	35,500	$76.5348

$ 0.1650 – $77.6880	11,399,621	8.61	$4.6841	5,350,044	$6.4979

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f)  Stockholders’ Rights Plan

In September 1998, the Company adopted the Stockholder Rights Plan (“Rights Plan”) designed to protect the long-term value of the Company for its stockholders during any future unsolicited acquisition attempt. In connection with the plan, the Board declared a dividend of one preferred share purchase right for each share of the Company’s Common Stock. Each right would entitle the holder to purchase one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $140.00. Initially, the rights are neither exercisable nor traded separately from the Common Stock. If a person or a group (an “Acquiring Person”) acquires or announces an intention to make a tender offer to acquire 15 percent (20 percent if a 5 percent or more shareholder at August 27, 1998) or more of the Company’s Common Stock, the rights will become exercisable and thereafter trade separately from the Common Stock.

The Rights Plan was amended in January 2003. The amendment (i) reduces the purchase price of the Preferred Stock from $140.00 to $20.00 and (ii) permits the Board, after any Acquiring Person acquires 15% of the outstanding Common Shares of the Company, to direct the exchange of outstanding rights issued under the Rights Plan (other than those held by the Acquiring Person) for one Common Share, notwithstanding the acquisition of beneficial ownership of a majority of the outstanding Common Shares by the Acquiring Person.

The Company’s Board of Directors may exchange the outstanding rights for Common Stock of the Company at an exchange ratio of one share of Common Stock per right. The Board may also redeem outstanding rights at any time prior to a person becoming an Acquiring Person at a price of $0.001 per right. Prior to such time, the Board may amend the terms of the rights. The rights will expire on September 2, 2008.

(g)  Employee Stock Purchase Plan

The Company established an Employee Stock Purchase Plan in 1997 (the “ESPP”), which reserved a total of 1,500,000 shares of the Company’s Common Stock for issuance thereunder. The plan permits eligible employees to acquire shares of the Company’s Common Stock through payroll deductions subject to certain limitations. The shares are acquired at 85% of the lower of the fair market value on the offering date or the fair market value on the purchase date. On May 14, 2002, the Company’s shareholders approved an amendment to the ESPP providing for an annual increase in the number of shares of Common Stock reserved for issuance under the ESPP so that on May 14, 2002 and on each January 1 thereafter there are 1,500,000 shares of Common Stock reserved for issuance under the ESPP (or such lesser number of shares as may be determined by the Board of Directors). During the years ended December 31, 2002, 2001 and 2000, 1,174,093, 321,513 and 182,924 shares were purchased under the plan, respectively.

(9)	EARNINGS PER SHARE

Following are the components of weighted-average shares outstanding used to calculate Basic and Diluted earnings per share:

	Years ended December 31,
	2002	2001	2000
Weighted average common shares outstanding (basic shares)	34,075,780	30,536,423	29,153,595
Dilutive effect of stock options and warrants	—	—	—

Total diluted shares	34,075,780	30,536,423	29,153,595

The weighted-average diluted shares outstanding are the same as weighted-average basic shares outstanding for the years ended December 31, 2002, 2001 and 2000, as all outstanding stock options and warrants,

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

representing 652,438, 809,195, and 2,611,654 shares, respectively, of Common Stock equivalents accounted for under the treasury stock method, are anti-dilutive.

(10)	EMPLOYEE SAVINGS PLANS

The Company has a defined contribution plan in the U.S. under Section 401(k) of the Internal Revenue Code, which provides for voluntary employee salary deferrals but does not require Company matching funds. The defined contribution plan covers substantially all employees in the U.S. Prior to January 1, 2001, employees were eligible to contribute to the defined contribution plan upon completion of three months of service with the Company; effective January 1, 2001, the service period was eliminated. Contributions are subject to established limitations as determined by the Internal Revenue Service. As of January 1, 1998, the Company amended the plan to include an employer match of 50% of participants’ contributions up to 4%. The Company has made contributions to the plan of $0.5 million, $0.5 million and $0.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Certain subsidiaries outside the U.S. also offer defined contribution plans. Total plan costs outside the U.S. were $0.5 million, $0.4 million and $0.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(11)	INCOME TAXES

Domestic and foreign pretax loss is as follows (in thousands):

	Years ended December 31,
	2002	2001	2000
Domestic	$(25,511)	$(32,665)	$(58,056)
Foreign	(2,968)	(26,935)	(37,453)

Total	$(28,479)	$(59,600)	$(95,509)

The provision for (benefit from) income taxes is comprised of the following for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	Years ended December 31,
	2002	2001	2000
Current
Federal	$399	$—	$350
State	67	227	—
Foreign	1,648	1,811	933

Total current provision	$2,114	$2,038	$1,283

Deferred:
Federal	$—	$2,129	$7,253
State	—	975	21
Foreign	(1,185)	(1,282)	(5,974)

Total deferred tax provision/(benefit)	(1,185)	1,822	1,300

Total income tax provision	$929	$3,860	$2,583

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2001	Stock-based Compensation	2002 Provision	December 31, 2002
Deferred tax assets:
Net operating loss carryforwards	$30,097	$146	$11,186	$41,429
Federal tax credit carryforwards	2,694	—	664	3,358
Allowance for doubtful accounts	3,193	—	(2,207)	986
Accrued expenses	2,901	—	162	3,063
Depreciation	212	—	417	629
Other	1,864	—	182	2,046

Total deferred tax assets	40,961	146	10,404	51,511

Deferred tax liabilities:
Acquired intangibles other than goodwill	(2,536)	—	1,185	(1,351)
Licensing contracts receivable	(92)	—	63	(29)

Total deferred tax liabilities	(2,628)	—	1,248	(1,380)
Valuation allowance	(40,751)	(146)	(10,467)	(51,364)

Deferred tax liabilities, net	$(2,418)	$—	$1,185	$(1,233)

During the second quarter of 2001, the Company determined a valuation allowance against a significant portion of its deferred tax assets was necessary as it was determined to be more likely than not that the Company would be unable to utilize deferred income tax assets in the future. Consequently, the Company’s 2001 tax provision includes a valuation reserve for those assets.

Net deferred taxes of $3.2 million are included in current assets in 2000 and $1.2 million and $2.4 million of deferred taxes are included in long-term liabilities in 2002 and 2001, respectively.

The increase in deferred tax assets during 2002 results primarily from net operating losses, including tax deductions arising from the exercise of stock options. Changes in the valuation allowance are reflected in the table above. The valuation allowance at December 31, 2002 includes $41.5 million related to net operating loss carryforwards ($0.6 million and $12.3 million for which subsequent recognition of these benefits will be applied to reduce goodwill and paid in capital, respectively.)

As of December 31, 2002, the Company had Federal net operating loss carryforwards of approximately $104.7 million, which begin to expire in 2007. As of December 31, 2002, the Company had state net operating loss carryforwards of approximately $88.4 million, which begin to expire in 2004. The Company also has tax credit carryforwards of $3.4 million which begin to expire in 2003. Certain transactions involving the Company’s beneficial ownership have occurred in prior years, which resulted in stock ownership changes for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. Consequently, the utilization of the Federal net operating loss carry forward and the Federal research and development tax credit carry forward are subject to annual limitations under Section 382. To the extent all or a portion of this annual limitation is not used in a tax year, the unused portion increases the subsequent year’s annual limitation.

A provision has not been made for U.S. tax on cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes.

	2002	2001	2000
Income tax provisions (benefit) at the federal statutory rate	(34.0)%	(34.0)%	(34.0)%
Domestic goodwill and other non-deductible expenses	(0.2)%	1.3%	16.7%
State income taxes, net of federal tax effect	(4.2)%	(1.9)%	0.3%
Tax credit carryforwards	(2.5)%	(0.5)%	(0.5)%
Effect of foreign rates (including impact of foreign goodwill)	5.1%	18.6%	8.1%
Change in valuation allowance	37.4%	23.0%	12.5%
Other	1.7%	—	(0.4)%

Effective tax provision (benefit) rate	3.3%	6.5%	2.7%

Included in prepaid expenses and other current assets are prepaid taxes of $0.1 million at December 31, 2002 and 2001, respectively. Included in accrued expenses are current tax liabilities of $0.8 million and $0.6 million at December 31, 2002 and 2001, respectively.

(12)	VALUATION ACCOUNTS

The Company estimates an allowance for doubtful accounts receivable, considering its customers’ financial solvency, payment history and other factors. The movements in this account are summarized below (in thousands):

	2002	2001	2000
Balance at beginning of period	$3,884	$3,616	$1,766
(Credited)/charged to costs and expenses	(158)	1,434	1,005
Charged to other accounts	77	—	1,476
Deductions	(2,215)	(1,166)	(631)

Balance at end of period	$1,588	$3,884	$3,616

Charges (credits) to costs and expenses represent the Company’s annual charges to bad debt expense. Charges to other accounts include acquired allowances and subsequent utilization or reversal thereof as well as certain balance sheet reclassifications and translation adjustments. Deductions represent uncollectible accounts written-off, net of recoveries.

(13)	COMMITMENTS AND CONTINGENCIES

The Company rents premises, furniture, fixtures, and equipment under operating leases, which expire or are cancelable at various dates through 2014. Future minimum payments, by year and in the aggregate, under operating leases at December 31, 2002 are (in thousands):

Year
2003	$6,978
2004	5,975
2005	5,614
2006	4,386
2007	4,362
2008 and thereafter	22,502

Total	$49,817

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain of the aforementioned leases provide for additional payments relating to taxes and other operating expenses. Rental expense for the years ended December 31, 2002, 2001, and 2000 under all operating leases aggregated approximately $5.1 million, $5.0 million and $2.9 million, respectively. Certain of these lease amounts have been charged to restructuring expense in the Consolidated Statement of Operations (see Note 2).

The Company has certain significant legal contingencies, discussed below, and other litigation of a nature considered normal to its business which are pending against the Company.

On or about February 1, 2000, Mercator was named as a defendant and served with a complaint in an action entitled Carpet Co-Op of America Association, Inc., and FloorLINK, L.L.C. v. TSI International Software, Ltd., Civil Action No. 00CC- 0231, in the Circuit Court of St. Louis County, Missouri. The complaint includes counts for breach of contract, fraud and negligent misrepresentation in connection with certain software implementation work provided under contract by Mercator. Mercator counter-sued in the United States District Court for the District of Connecticut on March 30, 2000 for copyright infringement, trademark infringement, unfair competition, misappropriation of trade secrets, breach of contract, fraud, unjust enrichment and violation of the Connecticut Unfair Trade Practices Act. On January 30, 2002, Mercator entered into a settlement agreement with respect to these actions, which resolves these actions in their entirety. The settlement included payment by Mercator of $0.5 million after insurance proceeds. The amount to be paid by the Company was accrued as of December 31, 2001 in the Consolidated Balance Sheet.

Between August 23, 2000 and September 21, 2000 a series of fourteen purported securities class action lawsuits was filed in the United States District Court for the District of Connecticut (the “Court”), naming as defendants Mercator, Constance Galley and Ira Gerard. Kevin McKay was also named as a defendant in nine of these complaints. On or about November 24, 2000, these lawsuits were consolidated into one lawsuit captioned: In re Mercator Software, Inc. Securities Litigation, Master File No. 3:00-CV-1610 (GLG). The lead plaintiffs purported to represent a class of all persons who purchased Mercator’s Common Stock from April 20, 2000 through and including August 21, 2000. Each complaint in the consolidated action alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, through alleged material misrepresentations and omissions and sought an unspecified award of damages. On January 26, 2001, the lead plaintiffs filed an amended complaint in the consolidated matter with substantially the same allegations. Named as defendants in the amended complaint were Mercator, Constance Galley and Ira Gerard. The amended complaint in the consolidated action alleged violations of Section 10(b) and Rule 10b-5 through alleged material misrepresentations and omissions and sought an unspecified award of damages. On October 22, 2002, the Company entered into a stipulation of settlement to settle this litigation. Pursuant to this stipulation, the Company’s directors and officers liability insurance carrier paid the entire settlement amount of $8.2 million to resolve all claims related to this litigation without any admission of liability by the Company. On December 26, 2002 the Court granted final approval to the settlement, and on January 27, 2003, the period for appeal of the settlement expired.

On October 25, 2002, a shareholder derivative action was filed in Connecticut Superior Court, naming as defendants the Company, Ira Gerard, and directors Constance Galley, James Schadt, Dennis Sisco, and Ernest Keet. The complaint in the derivative action alleges, among other things, that the defendants made material misrepresentations and omissions to the investing public during the period from April 20, 2000 through August 21, 2000, and asserts claims for breaches of fiduciary duty, gross negligence, breach of contract and seeks an unspecified award of damages as well as plaintiffs costs and attorney fees. The facts alleged in the derivative action are virtually identical to the allegations in the consolidated shareholder class action that has been settled. The Company believes the derivative action is without merit and intends to contest it vigorously. Management believes that this derivative action lawsuit is covered by insurance. The Company’s directors and officers liability

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

insurance carriers have been notified of this matter. There can be no guarantee as to the ultimate outcome of this proceeding. However, the ultimate outcome of this proceeding, after considering liabilities already accrued in the Company’s December 31, 2002 balance sheet and insurance recoveries, is not expected to have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

The Company was named as a defendant in an action filed on August 3, 2001 in the United States District Court for the Eastern District of Pennsylvania, entitled Ulrich Neubert v. Mercator Software, Inc., f/k/a TSI International Software, Ltd., Civil Action No. 01-CV-3961. The complaint alleged claims of breach of contract, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, and fraud in connection with the Company’s acquisition of Software Consulting Partners (“SCP”) in November 1998. Neubert, who was the sole shareholder of SCP prior to November 1998, was seeking purported damages of up to approximately $7.5 million, plus punitive damages and attorney’s fees. The litigation was settled on October 18, 2002 by the Company agreeing to pay Neubert the amount of $0.6 million payable in three equal installments of $0.2 million, of which $0.2 million was paid on October 21, 2002, and payments of $0.2 million each are due on October 21, 2003 and 2004; such amounts are included in “Accrued expenses and other current liabilities” and “Other long-term liabilities” in the Company’s December 31, 2002 Consolidated Balance Sheet.

On October 22, 2002, the Company settled a dispute with a private equity firm relating to break-up fee provisions and reimbursements for out-of-pocket expenses with respect to a proposed investment in the Company. Pursuant to the settlement, the Company paid $850,000 in cash and granted a warrant to purchase 105,000 shares of Common Stock at $3.37 per share (see Note 8). The value of the warrant of approximately $0.4 million is included in “Other long-term liabilities” in the Company’s Consolidated Balance Sheet at December 31, 2002.

In connection with the settlement of these matters, the Company reversed approximately $0.5 million and $1.5 million of legal reserves in the third and fourth quarters of 2002, respectively. As of December 31, 2002, the Company has accrued approximately $0.7 million, excluding the Neubert and private equity firm settlements and after considering any insurance recoveries, for the aggregate amount of the other contingencies described above.

Under the terms of substantially all of its software license agreements, the Company has agreed to indemnify its customers for all costs and damages arising from claims against such customer based on, among other things, allegations that the Company’s software infringes the intellectual property rights of a third party. In most cases, in the event of an infringement claim, the Company retains the right to (i) procure for the customer the right to continue using the software; (ii) replace or modify the software to eliminate the infringement while providing substantially equivalent functionality; or (iii) if neither (i) nor (ii) can be reasonably achieved, the Company may terminate the license agreement and refund to the customer a pro-rata portion of the license fee paid to the Company. Such indemnification obligations are accounted for in accordance with SFAS No. 5. For the years ended December 31, 2002, 2001 and 2000, respectively, no claims were made under these indemnity provisions.

The Company typically provides its customers a warranty on its software products for a period of thirty (30) days. Such warranties are accounted for in accordance with SFAS No. 5. To date, the Company has not incurred significant costs related to warranty obligations.

From time to time, the Company may provide guarantees to third parties on behalf of a foreign subsidiary. These guarantees are generally related to maintaining operations in a certain locality or to secure leases or other operating obligations of a subsidiary. See above for the minimum payments due under the Company’s operating leases as of December 31, 2002.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(14)	SEGMENT INFORMATION

The Company reports its segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services. Reportable segment information is determined based on management defined operating segments used to make operating decisions and assess financial performance.

In the fourth quarter of 2002, the Company completed the restructuring of its operations as follows: (i) the engagement of a single executive to oversee worldwide field operations; (ii) the realignment of all marketing, business development and general and administrative functions under Corporate personnel; and (iii) the development of budgets and reporting of actual results on a single segment basis for review by the Chief Operating Decision Maker. The Company’s Chief Operating Decision Maker is the Company’s Chief Executive Officer. As a result of these restructuring activities, the Company has concluded that it has one worldwide reportable operating segment rather than three geographically distinct segments as it did prior to the fourth quarter of 2002. The entity level financial information is the same as the information presented in the accompanying Consolidated Statement of Operations for all periods presented.

Information about the Company’s operations within different geographic regions (Americas–North, Central and South America; EMEA–Europe, Middle East and Africa; and APAC–Asia Pacific) is set forth below. Revenues are primarily assigned to the geographic region in which the contract is signed.

	Years ended December 31,
	2002	2001	2000
	(In thousands)
Revenues:
Americas	$69,712	$81,480	$89,376
EMEA	35,127	41,854	46,347
APAC	7,091	5,486	4,864

Total	$111,930	$128,820	$140,587

	December 31,
	2002	2001
	(In thousands)
Long-lived assets:
Americas (including Corporate)	$6,308	$5,882
EMEA	51,737	56,799
APAC	501	681

Total	$58,546	$63,362

Revenues for the United Kingdom, which are included in EMEA revenues, were $20.1 million, $23.6 million and $39.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Long-lived assets for the United Kingdom were $51.3 million and $56.4 million at December 31, 2002 and 2001, respectively.

The Company had no sales to any one customer in excess of 10% of total net revenues for the years ended December 31, 2002, 2001 and 2000.

MERCATOR SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15)	CONDENSED QUARTERLY INFORMATION (UNAUDITED)

The following condensed quarterly information has been prepared by management on a basis consistent with the Company’s audited financial statements. Such quarterly information may not be indicative of future results. Amounts are in thousands, except per share data.

	2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$27,412	$26,966	$25,270	$32,282
Gross profit	16,928	17,840	16,745	24,515
Net loss	(6,113)	(8,274)	(8,155)	(6,866)
Net loss per share:
Basic and diluted	$(0.18)	$(0.24)	$(0.24)	$(0.20)
Weighted average number of common and common equivalent shares outstanding:
Basic and diluted	33,575	33,866	34,321	34,529
	2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$28,740	$29,731	$35,632	$34,717
Gross profit	17,774	19,480	25,287	24,206
Net loss	(20,688)	(22,663)	(11,949)	(8,160)
Net loss per share:
Basic and diluted	$(0.69)	$(0.75)	$(0.39)	$(0.26)
Weighted average number of common and common equivalent shares outstanding:
Basic and diluted	29,989	30,288	30,503	31,089

The sum of the quarterly per share amounts may not agree to the respective annual amounts due to rounding.

During the fourth quarter of 2002, the Company (i) recorded license revenue from a single customer which represented approximately 10.8% of total revenues for the quarter; (ii) recorded a restructuring charge of $7.9 million; (iii) recorded bonuses of $2.0 million due to changes in estimates as a result of achieving bonus targets; (iv) reversed a $1.5 million legal reserve due to a favorable settlement; and (v) recorded net foreign exchange losses of $0.6 million.

(16)	SUBSEQUENT EVENTS

Subsequent to December 31, 2002 and through March 17, 2003, the Company granted 700,350 options to employees to purchase shares of the Company’s Common Stock under the EIP. The exercise prices were equal to fair market value at the date of grant.

On January 31, 2003, eligible employees purchased 600,600 shares of the Company’s Common Stock under the ESPP. These shares were acquired through payroll deductions at $1.08 per share, which represented 85% of the fair market value of those shares at August 1, 2002 (the offering date).

On March 17, 2003, Foothill provided a waiver letter with respect to Parent’s and Mercator-UK’s obligation to enter into cash management agreements with respect to certain accounts by January 31, 2003 and has extended the date by which such agreements shall be completed through April 30, 2003. The Company has initiated efforts to fulfill this requirement and expects to be in compliance with such obligation by April 30, 2003. Until such time as these cash management agreements are signed, Foothill has no obligation to make any additional advances under the Loan Agreement.